UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-37893

FLUENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0688094**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Vesey Street, 9th Floor
New York, New York 10282
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (646) 669-7272

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0005 par value per share	FLNT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data file required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act)   Yes ☐   No ☒

On June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting equity held by non-affiliates of the registrant was approximately $11.2 million based upon the closing price of the registrant's common stock of $2.00 on The Nasdaq Capital Market as of that date.

The number of shares outstanding of the registrant's common stock, as of March 26, 2026, was 29,810,156

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission ("SEC") within 120 days after the end of the fiscal year ended December 31, 2025 are incorporated herein by reference in Part III of this Annual Report on Form 10-K.

FLUENT, INC.
TABLE OF CONTENTS FOR FORM 10-K

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended December 31, 2025 contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements contain information about our expectations, beliefs or intentions regarding our product development and commercialization efforts, business, financial condition, results of operations, strategies or prospects, and other similar matters. These forward-looking statements are based on management's current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements may be identified by words such as "expects," "plans," "projects," "will," "may," "anticipates," "believes," "should," "intends," "estimates," "will likely result," "could," and other words of similar meaning.

Actual results could differ materially from those contained in forward-looking statements. Many factors could cause actual results to differ materially from those in forward-looking statements, including those matters discussed below, as well as those listed in Item 1A. Risk Factors.

Other unknown or unpredictable factors that could also adversely affect our business, financial condition, and results of operations may arise from time to time. Given these risks and uncertainties, the forward-looking statements discussed in this report may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of Fluent's management as of the date of this report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results or expectations, except as required by law.

RISK FACTOR SUMMARY

Investing in our common stock involves a high degree of risk. The following summary identifies certain material risks and uncertainties facing our business, many of which are beyond our control. A more complete discussion of each of these and other risks and uncertainties is set forth below. Our business, financial condition, results of operations, and cash flows may be impacted by a number of factors, including those set forth below and elsewhere in this 2025 Form 10-K, the occurrence of any one of which could have a material adverse effect on our actual results.

Risks Related to Our Business

Risks Related to Our Financial Position
- *There is substantial doubt about our ability to continue as a going concern.*

Risks Related to Our Industry
- *We operate in a competitive, rapidly changing industry, which makes it difficult to evaluate our business and prospects.*
- *A material percentage of our consolidated revenue is derived from gaming (apps) advertisers, so we are exposed to risks associated with the gaming industry in general.*
- *Unfavorable publicity and negative public perception about our industry or us may damage our reputation, which could harm our business, financial condition, and results of operations.*
- *A sudden reduction in online marketing spend by our clients, a loss of clients or lower advertising yields may seriously harm our business.*
- *We are exposed to credit risk from our clients, and we may not be able to collect on amounts owed to us.*

Risks Related to Our Commerce Media Solutions
- *We operate in the commerce media segment of the digital advertising ecosystem, which is highly competitive and dominated by larger, well-capitalized competitors with existing advertiser and media partner relationships.*
- *We will need to continue to invest in technology for our Commerce Media Solutions business.*

Risks Related to Our Owned and Operated Media Properties
- *We are at a competitive disadvantage to other rewards sites because we are more selective in our traffic sources.*
- *A decline in the supply of media available to us through third parties or an increase in the price of this media could increase the cost of attracting consumers and reduce our profitability.*
- *A substantial majority of users access our media through mobile devices and tablets, and our business is therefore highly dependent on mobile platforms and operating system providers.*
- *Our use of Customer Relationship Management ("CRM") may be hindered, which in turn could harm our business.*

Other Business Risks
- *It may be difficult to effectively manage any future growth and scale our infrastructure and products quickly enough to meet the needs of our business while maintaining profitability.*
- *Economic or political instability could adversely affect our business, financial condition, and results of operations.*
- *Our international operations subject us to increased challenges and risks.*
- *Our evaluation of strategic alternatives could complicate operations, or could result in other harmful consequences that may adversely impact our business and results of operations.*
- *Our failure to recruit or the loss of management and highly trained and qualified personnel could adversely affect our business.*
- *We are dependent upon third-party service providers in our operations and may be adversely affected if any of their platforms malfunction.*

Risks Relating to Legal and Regulatory Matters

- *The regulatory landscape in which we and our clients operate is constantly evolving and subject to significant change.*
- *Our use of email marketing and other direct marketing channels is subject to laws and rules in each of the jurisdictions in which we operate.*
- *The outcome of litigation, inquiries, investigations, examinations, or other legal proceedings in which we are or may become involved, or in which our clients or competitors are involved, could distract management, increase our expenses, or subject us to significant monetary damages or restrictions on our ability to do business.*
- *Our business and the businesses of our advertiser clients may be subject to sales and use taxes and other taxes.*

Risks Relating to Data Security and Intellectual Property

- *Our actual or perceived failure to safeguard any personal information or user privacy could damage our reputation and results of operations.*
- *If we do not adequately protect our intellectual property rights, our competitive position and business may suffer.*
- *As a creator and a distributor of digital media content, we face liability and expenses for legal claims based on the nature and content of the materials that we create or distribute, including materials provided by third parties.*
- *Laws and regulations regarding privacy, data protection, and the handling of personal information are complex and continuously evolving, and could have a material adverse effect on our business, financial condition, and results of operations.*

Risks Related to Financial Matters

- *We may require additional capital in the future to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, and such capital may not be available to us on acceptable terms, or at all.*
- *We may, in the future, experience significant charges to our intangible assets, which may affect our results of operations in the future.*

Risks Related to Our Common Stock and the Securities Markets

- *We are currently listed on The Nasdaq Capital Market ("Nasdaq"). If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell their securities.*
- *Our stock price has been and may be volatile in the future, and as a result, investors in our securities could incur substantial losses.*
- *The concentration of our stock ownership presents risks, including lack of liquidity in the trading market for our common stock and limitations on any individual stockholder's ability to influence corporate matters.*
- *Future issuances of shares of our common stock could have a dilutive effect on your investment in us.*
- *We do not intend to pay cash dividends for the foreseeable future.*
- *We are a smaller reporting company and a non-accelerated filer, and we benefit from certain reduced governance and disclosure requirements, but we cannot be certain if the reduced disclosure requirements make our common stock less attractive to investors.*

iii

PART I

Item 1. Business.

This business description should be read in conjunction with our audited consolidated financial statements and accompanying notes thereto appearing elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K"), which are incorporated herein by this reference.

Company Overview

Fluent, Inc. ("we," "us," "our," "Fluent," or the "Company") is a commerce media solutions provider connecting top-tier brands with highly engaged consumers. Leveraging diverse ad inventory, robust first-party data, and proprietary machine learning, we unlock additional revenue streams for partners and empower advertisers to acquire their most valuable customers at scale. We primarily perform customer acquisition services by operating highly scalable digital marketing campaigns, through which we connect our advertiser clients with targeted consumers.

We access these consumers through both our commerce media marketplace ("Commerce Media Solutions"), which delivers targeted advertising within e-commerce and digital media transaction flows on partner sites and mobile apps, and our owned and operated digital media properties ("O&O Sites"). In 2025, we delivered data and performance-based customer acquisition services for approximately 400 consumer brands, direct marketers, and agencies across a wide range of industries, including Media & Entertainment, Financial Products & Services, Health & Life Sciences, Retail & Consumer, and Staffing & Recruitment.

We operate our Commerce Media Solutions on partner sites and mobile apps where we embed our proprietary ad-serving technology to identify and acquire consumers for our advertiser clients. Our technology is integrated at key moments in the consumer experience to capitalize on high engagement and improve conversion; for example, our post-transaction solution connects advertisers to consumers on e-commerce websites and apps after a purchase or similar transaction. Commerce Media Solutions generates meaningful revenue for our media partners, while driving high-quality customer acquisition for our advertiser clients. We enter into exclusive agreements with our media partners with one-to-five year terms, typically remunerating them on a revenue share and/or impression basis.

We also attract consumers at scale to our O&O Sites primarily through promotional offerings, through which consumers are rewarded for completing activities on our sites. Upon registration, consumers provide their name, contact information, and opt-in consent for telemarketing and email marketing. Over 90% of these users engage with our media on their mobile devices or tablets.

Once users have registered on our sites, we integrate our proprietary direct marketing technologies and analytics to engage them with surveys, polls, and other experiences, through which we learn about their lifestyles, preferences, and purchasing histories, among other matters. Based on these insights, we serve users targeted, relevant offers on behalf of our clients. As new users register and existing registrants re-engage, our database is enriched and improves the effectiveness of our performance-based campaigns, thus expanding our addressable advertiser client base.

Since inception, we have amassed a large, proprietary database of first-party, self-declared user information and preferences. We solicit our users' consent to be contacted by us and/or our advertisers via various channels including email, telephone, SMS/text, and push messaging. We leverage their self-declared data primarily in two ways: (1) to serve advertisements we believe will be relevant to users based on the information they provide on our O&O Sites and our Commerce Media Solutions, and (2) to provide clients with users' contact information for direct outreach. We may also leverage our technology and database to drive non-core revenue streams, including utilization-based models (*e.g.*, programmatic advertising).

Additionally, we operated a call center-supported performance marketplace ("Call Solutions") that provided live, call-based performance campaigns to help clients increase customer acquisition. Our Call Solutions business served clients across an array of industries with a particular focus on the health insurance sector. On January 31, 2026, we completed the sale of our Call Solutions business through the sale of all the membership interests of Winopoly, LLC, an indirect subsidiary. For additional information, see Note 16, *Subsequent Events,* in the Notes to the consolidated financial statements.

Across our business we generate revenue by delivering measurable results to our clients. We differentiate ourselves from other marketing alternatives through our ability to provide clients with a cost-effective and measurable return on advertising spend ("ROAS"), a measure of profitability of sales compared to the money spent on ads, and to manage highly targeted and fragmented online media sources. We are predominantly compensated on a negotiated or market-driven "per click," "per lead," or other "per action" basis aligned with the customer acquisition cost targets of our clients. For our O&O Sites and, prior to its sale, our Call Solutions business, we bear the cost of acquiring consumers from media partners that ultimately generate qualified clicks, leads, calls, app downloads, or customers for our clients. Our Commerce Media Solutions business operates under exclusive long-term contracts with media partners that generally remunerate the partner on a revenue share basis. Notwithstanding occasional minimum guarantees, Commerce Media Solutions does not bear significant media inventory risk.

Through AdParlor, LLC ("AdParlor"), our wholly-owned subsidiary, we operate our non-core business which offers advertiser clients managed creator marketing and media buying services across social media platforms.

Market Opportunity

The global advertising market is undergoing a structural shift driven by the evolution of the attention economy, as consumer engagement becomes increasingly fragmented across digital, physical, and commerce-driven environments. As brands compete across online platforms, retail media networks, and in-store environments, advertisers are reallocating spend toward channels that offer measurable outcomes, access to first-party data, and proximity to transaction events.

According to eMarkerter's September 2025 forecast, U.S. digital advertising spend is projected to reach approximately $381.99 billion in 2026, representing 10.6% year-over-year growth, with a projected four-year compound annual growth rate of approximately 9% through 2029. Digital advertising continues to represent the majority of total media investment, reflecting sustained advertiser demand for performance-driven, measurable environments.

A growing portion of this expansion is attributable to commerce media and retail media networks ("RMNs"), which leverage retailers' first-party customer data and transactional insights to enable targeted advertising across owned and operated digital properties, off-site media, and physical retail environments.

eMarketer projects that retail media will grow at a 13.6% CAGR through 2029, the highest among major digital channels. U.S. commerce media advertising spend is projected to increase from approximately $68 billion in 2025 to nearly $117 billion by 2029, underscoring advertisers' continued migration toward commerce-oriented environments that offer closed-loop measurement and clearer linkage between marketing investment and business outcomes.

Industry participants expect this structural shift to continue as retailers and publishers expand proprietary media networks and deepen direct brand relationships, emphasizing the strategic value of first-party data amid tightening privacy regulations and the continued deprecation of third-party cookies. As advertising investment expands across new digital and physical environments, marketers must realign their strategies, measurement frameworks, and technology investments to effectively activate, measure, and monetize consumer engagement in a fragmented and privacy-constrained ecosystem.

Key Challenges Facing our Clients

Advertisers operate in an increasingly competitive attention economy, in which consumer engagement is finite and fragmented across digital, physical, and commerce-driven environments including online platforms, streaming media, mobile devices, and in-store experiences. As brands compete across these touchpoints, they face heightened pressure to demonstrate measurable return on investment ("ROI"), adapt to advances in artificial intelligence ("AI") and automation, respond to shifting consumer behaviors, and manage marketing investments amid ongoing macroeconomic uncertainty.

These challenges are further compounded by evolving data privacy laws, regulations, telemarketing laws and regulations, platform policies, and the continued evolution of retail and media ecosystems, which constrain data availability and reduce visibility into consumer behavior across digital and in-store environments. As a result, advertisers face increasing difficulty measuring performance consistently and optimizing marketing investments across the customer journey.

Measurement, ROI & Attribution – As consumer engagement becomes increasingly fragmented across channels and locations, accurately measuring marketing effectiveness and attributing outcomes to specific activities remains a persistent challenge for advertisers. Customer journeys span multiple digital platforms and physical retail environments, making it more difficult to confidently connect marketing investments to business outcomes.

According to Gartner, digital channels now account for more than 60% of total marketing spend with paid online channels representing 69% of total digital investment, underscoring that a majority of budgets have an increasing reliance on environments where measurement methodologies are less standardized and data access is constrained. Broader industry research from eMarketer indicates that declining signal availability, increased platform-level restrictions, and inconsistent measurement frameworks are among the top concerns for marketing leaders. As a result, advertisers increasingly rely on modeled, aggregated, or platform-reported metrics, which reduce transparency, confidence in reported ROI, and the ability to allocate budgets efficiently across channels.

Rapid Technological Change and AI Adoption – Advances in AI-driven automation, analytics, and optimization technologies are increasingly positioned as a means for marketing organizations to manage growing channel complexity without increases in budget or headcount. Gartner's CMO Spend Survey indicates that marketing budgets have remained relatively flat as a percentage of company revenue, even as digital channels now account for a majority of total marketing investment. As a result, marketing teams are under pressure to deliver greater efficiency, performance, and measurable outcomes with constrained resources.

While AI adoption is accelerating, scaling these technologies to drive consistent, enterprise-wide impact remains challenging. Research from McKinsey & Co. indicates that although 88% of organizations have implemented AI in at least one function, far fewer have successfully operationalized AI at scale. Data fragmentation, integration challenges, and governance requirements continue to limit the ability to translate AI investments into reliable, transparent, and measurable performance improvements. These structural pressures — fragmented data environments, constrained budgets, and the need for transparent, measurable performance — are reshaping the requirements for marketing technology and solutions.

Economic Uncertainty and Cost Pressures – Competition for consumer attention has intensified amid economic uncertainty, rising media costs, and continued fragmentation of advertising channels. As attention becomes scarcer, the cost of reaching and engaging consumers has increased across both digital and physical environments.

Gartner research indicates that marketing budgets remain under pressure, with CMOs facing heightened scrutiny to demonstrate efficiency, near-term performance, and measurable financial impact. At the same time, eMarketer reports continued growth in digital media costs across key channels, further intensifying the need for advertisers to optimize spend and justify investments. These conditions require advertisers to carefully balance short-term performance objectives with longer-term brand and customer development priorities, often with limited tolerance for inefficiencies.

Evolving Consumer Behavior and Privacy Expectations – As competition for attention increases, consumer expectations for relevant and timely experiences continue to rise. At the same time, consumers have become more sensitive to how their data is collected and used, and regulatory and platform-driven privacy constraints have reduced access to detailed consumer-level information across digital and physical environments.

McKinsey research indicates that a majority of consumers expect personalized interactions from brands, while also emphasizing the importance of trust and responsible data use in sustaining customer relationships. Gartner has noted that personalization perceived as excessive or intrusive can negatively affect customer sentiment and purchase intent. Advertisers must navigate this tension by delivering relevant messaging across digital and in-store environments while complying with applicable privacy laws, telemarketing laws, platform policies, and evolving consumer norms. Failure to effectively balance these considerations may reduce campaign effectiveness, harm brand reputation, or increase regulatory exposure. These dynamics are reshaping the capabilities advertisers require from their marketing technology and analytics partners, including the ability to unify data across environments, enable compliant personalization, and deliver measurable performance outcomes.

Our Offerings and Solutions to Clients

We provide customer acquisition solutions to our clients, primarily through performance marketing campaigns. Through these campaigns, we deliver measurable consumer actions aligned with our clients' desired outcomes, within their marketing funnels, including completed transactions, lead form submission and app installations. Our commerce media platform is integrated into hundreds of top retailers and digital media properties, including Authentic Brands Group, Rebuy, Vivid Seats, and Belk. We believe our solutions are well positioned to address the needs and objectives of our clients, given our ability to deliver measurable ROAS, scalability, and campaign flexibility through our O&O Sites and Commerce Media Solutions. Leveraging consumer data from our proprietary first-party database, we are able to target precise audiences through preferred communication channels at optimal points of engagement.

- *Performance Campaigns*

    For clients seeking completion of specified consumer actions, such as a trial subscription, submission of a registration form, or installation of a mobile app, we execute performance campaigns tailored to meet the client defined criteria.

    We bear the cost of acquiring consumer traffic from media partners within our commerce media platform and other media sources for our owned and operated digital media properties, without the assurance of a subsequent revenue-generating event. By leveraging the scale of our media network and our expertise in consumer traffic acquisition, we collaborate with clients to define billable events and pricing parameters that support the profitability objectives of all parties.

- *Consumer Data*

    Through our O&O Sites, we generate revenue by providing clients with qualifying data of consumers who have opted into direct marketing via channels such as direct mail, email, telephone, messaging, and other communication methods. Our clients then utilize this data to conduct their own marketing campaigns.

    The data records we provide contain varying depths of consumer profiles based on self-declared information, ranging from basic contact information to behavioral attributes. Because consumers provide their information to us directly, we believe the scale and depth our first-party data represents a meaningful competitive advantage within the industry. Unlike many providers whose consumer data is largely inferred from observed behavior, our data is self-reported and, as a result, we believe it is more reliable and reflective of consumers' current interests and preferences.

- *Programmatic Data Offerings*

    Since 2018, we have offered, declared and modeled data sets for select audience segments within programmatic environments, enabling advertisers, such as those in the healthcare industry, to leverage the anonymized, privacy-compliant data to target high-intent prospects for their offerings. While our programmatic data offering represents a small percentage of our total consolidated revenue, we believe this business line signifies a strategically significant and incremental revenue stream.

- *Call Solutions Marketplace*

    Prior to its sale on January 31, 2026, through our Call Solutions business, we offered a live-agent capability and maintained call-ready data records, which served as a marketplace that connected consumers with our advertiser clients. This service provided clients high-value live call transfers of phone verified prospective customers. For additional information regarding the sale of this business, see Note 16, *Subsequent Events,* in the Notes to the consolidated financial statements.

- *Social Media Campaigns*

    Through AdParlor, we operate our non-core business which offers advertiser clients managed-service creator marketing and media buying across social media platforms.

Our Competitive Strengths

We believe our competitive strengths enable us to provide a compelling value proposition to our clients and differentiate our offerings in the marketplace.

- *Proprietary and Innovative Technology Platform -* Our internally developed technology platforms are unique in the industry, having been purpose-built for performance marketing with a mobile-first user experience in mind. Our platforms use our robust consumer data and proprietary machine learning capabilities to optimize the performance of our digital marketing campaigns for our advertisers.

- *Database of First-Party Consumer Information* - We attract hundreds of thousands of consumers to our O&O Sites on a daily basis and collect demographic, behavioral and other data as they engage with our direct marketing experiences. This data is generated in real-time, as consumers respond to dynamically populated survey questions, thereby enabling targeted ads to be served in response. Consumer data is also stored, analyzed and further enhanced as consumers return to our sites and provide additional preferences and behaviors, allowing for the development of deeper insights and additional monetization opportunities. Importantly, enhanced consumer profiles are used by our commerce media platform to optimize ad serving.

- *Scale and Experience in Purchasing Media and Creating Content -* Our ability to effectively access, channels and sources of consumer traffic at scale and build meaningful relationships with consumers has been critical to our growth. Since inception, we have deployed more than $2 billion in media spend. Our team has significant knowledge and experience in creating content that generates higher levels of profitability from given media sources, enabling us to acquire media more competitively. This capability allows us to run thousands of concurrent cost-effective client campaigns, at acceptable media margins.

Our Growth Strategy

We believe the performance marketing and commerce media industries present significant opportunities for growth. Elements of our strategy include:

- *Expanding our Network through Development of Commerce Media Solutions.* Our commerce media platform utilizes our technology to extend our ad network for clients. Commerce Media Solutions affords our advertiser clients exposure to users with strong buying power who, having just completed a transaction, are in "purchase mode". We deploy overlay ad units that display a series of curated offers to consumers primarily on the transaction confirmation page of e-commerce and digital media websites. We compensate our media partners through revenue sharing agreements or by compensating them on an impression basis. Commerce Media Solutions has been operating since the first quarter of 2023, delivering year-over-year growth in every quarter since 2024. We intend to continue to invest in both sales efforts and product development to grow our media network and extend our product offering to capture more touch points in the consumer journey.

- *Increasing Monetization of Our Media Network.* By presenting consumers with a broad array of offers curated to their preferences, as informed by our first-party data and our platform's ad serving logic, we seek to facilitate transactions that are beneficial for the advertiser, the consumer, and our media partners. As we continue to improve consumer engagement on our platforms, we expect to strengthen relationships with existing advertisers and build relationships with new advertisers. Continuous enhancement to our product offerings and targeting capabilities are used to ensure optimization of the value of our network and higher per-unit profitability.

- *Higher Quality Traffic to Our O&O Sites.* As our business has grown, we have attracted larger and more sophisticated clients to our platform. To further increase our value proposition to clients and strengthen our position in the regulatory landscape, we have implemented various initiatives to remove lower quality consumer traffic, including traffic that did not consistently meet self-imposed regulatory standards. By improving the quality of consumer traffic sourced to our media properties, we have increased user participation and conversion rates, ultimately increasing payouts from "name brand" advertiser clients, creating a more sustainable foundation for our business.

- *Developing and Enhancing Products to Increase the Quality of Our Solutions.* Our product development efforts are centered on scaling and advancing our commerce media platform. Key areas of investment include expanding our post-transaction media footprint through new partner integrations and surface areas, enhancing creative formats and consumer-facing experiences to drive engagement and advertiser performance, and extending our reach across mobile app environments beyond our existing mobile web presence.

  Central to the platform's effectiveness is our proprietary identity graph, which we continue to enrich through partnerships with third-party data providers and through the application of privacy-centric data architecture designed to support evolving regulatory requirements, including anticipated changes under the California Consumer Privacy Act of 2018 ("CCPA"). These identity capabilities power our machine learning–driven ranking and bidding systems, which dynamically optimize ad placement and predict conversion outcomes with increasing accuracy — enabling more efficient advertiser spend and stronger yield across the network.

  Across our broader product portfolio, we are investing in modernizing our legacy consumer platforms to improve domain reputation, streamline site experiences, and ensure operational continuity as we migrate workloads toward more scalable, cloud-native infrastructure. These efforts are designed to protect and extend the value of our existing media properties while aligning them with the technology standards and compliance posture of our commerce media business.

Sales and Marketing

We generate new client and media partner relationships primarily through our in-house sales team. We service established clients and partners through in-house account directors and managers, who seek to optimize results and expand our relationships.

Our Competition

In the commerce media space, we compete against an array of ad technology companies that provide non-endemic advertising offerings. More specifically, we compete against a small group of private U.S. companies for post-transaction commerce media inventory, with one larger enterprise that represents a significant share of the market. Some of our competitors have substantially greater financial, technical, sales and marketing resources, as well as greater name recognition and a larger customer base. While we believe the competitive landscape is becoming more complex, we believe our proprietary first-party database, our ad serving, and our customer acquisition technologies enable our clients to better target, engage, qualify, and communicate with relevant consumers, in a more measurable and cost-effective manner than our competitors.

Client Concentration

We have an extensive list of clients across a wide range of industries. For each of the years ended December 31, 2025 and 2024, no individual advertiser client accounted for more than 10% of the consolidated revenue or net accounts receivable.

Intellectual Property

We rely on trade secrets, trademark and copyright law, confidentiality agreements, and technical measures to protect our intellectual property rights. We maintain a portfolio of perpetual common law and federally registered trademark rights across several brands and domains relating to our business units, products, services, and solutions. We claim copyright protection in our original content that is published on our websites and included in our marketing materials.

Regulatory Matters

Our business is subject to a significant number of federal, state, local and international laws, rules, and regulations applicable to online or digital advertising, commercial email marketing, telemarketing, and text messaging. We are also subject to laws, rules, and regulations regarding data collection, AI, privacy and data security, intellectual property ownership and infringement, and promotions and taxation, among others. Some of our clients operate in regulated industries, such as financial services, credit repair, gambling, consumer and mortgage lending, secondary education, healthcare and medical services, and health insurance. To the extent applicable, we must comply with the laws, rules, and regulations applicable to marketing activities in those industries. Outside of the United States, we own and operate consumer facing websites in the United Kingdom (the "UK"), Canada, and Australia and are subject to the laws, rules, and regulations of those countries as they impact our operations.

These laws, rules, and regulations are generally designed to regulate and prevent deceptive practices in advertising, online marketing, and telemarketing, to limit the use of telemarketing without sufficient prior express consent, and to protect individual privacy rights and prevent the misuse and unauthorized disclosure of personal information. For example, the federal Telephone Consumer Protection Act ("TCPA") imposes significant restrictions on the ability to make telephone calls or send text messages to telephone numbers without the prior written consent of the person being contacted for certain types of communications. The TCPA also requires that consumers be provided reasonable options for opting out of such calls and/or text messages after consent is provided. The TCPA imposes statutory penalties of $500 to up to $1,500 per call or text in violation. The Federal Controlling the Assault of Non-Solicited Pornography and Marketing ("CAN-SPAM") Act applies to commercial email messages and makes it unlawful to send electronic mail messages that contain false or deceptive information, among other requirements. CAN-SPAM also requires the sender of emails sent for a commercial purpose to provide a functioning mechanism that allows the recipient to opt-out of receiving future commercial e-mail messages from the sender of such messages. Additionally, Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices, as well as similar state consumer protection statutes, regulate marketing representations, data practices, and disclosure obligations. Additionally, the use of AI and machine learning in our platforms is subject to the same data protection, consumer protection, and marketing laws and regulations that apply to our broader business. These laws and regulations are continually evolving and any enforcement actions under such laws could result in fines, penalties, litigation, and increased expenses associated with compliance.

A growing number of states have enacted comprehensive consumer privacy laws which require certain disclosures in privacy notices, and which grant individuals certain rights with respect to their personal information, including the right to request access, correction, or deletion thereof. For example, the California Consumer Privacy Act of 2018 (the "CCPA"), applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines, including increased fines for intentional violations, and allows private litigants affected by certain data breaches to recover significant statutory damages. Additionally, various states have enacted "mini TCPA" statutes and telemarketing laws that impose additional restrictions and, in some cases, provide for statutory damages or private rights of action. In addition, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected individuals, and in some cases state regulatory authorities and consumer credit bureaus, in the event of a data breach or compromise, when personal information has or may have been accessed or acquired by an unauthorized person. Compliance with each of these various laws could impose significant costs, as well as legal, regulatory, or financial exposure if we are found not to be in compliance.

We were involved in investigations with federal and state regulators over our practices including the FTC and the Pennsylvania Office of the Attorney General. These investigations and claims have all been settled as of December 31, 2023. As part of the FTC settlement, we have made and continue to make additional changes to our business practices that have adversely affected our results of operations for the years ended December 31, 2025 and 2024. See Item 1A. Risk Factors — Risks Relating to Legal and Regulatory Matters and Item 3. Legal Proceedings for further discussion of the impacts of these proceedings and various laws, rules, and regulations on our business.

Human Capital

Fluent is dedicated to certain core principles and values which include being fast to create solutions, collaboration, focus on deliverables and being growth minded to drive innovation. Fluent is committed to providing our employees with opportunities to grow and develop in their careers, supported by competitive compensation and comprehensive medical and wellness benefits. We embrace challenges and welcome opportunities to make improvements in our corporate culture and employee benefits. We are proud to have been the recipients of many awards for our corporate culture including regularly being listed on Crain's Best Places to Work.

As of December 31, 2025, we had 186 employees, of which 185 were full-time employees. This represents a decrease of 13% over the number of employees as of December 31, 2024. None of our employees are represented by a labor organization, and none are party to any collective bargaining agreement with us. We have not experienced any work stoppages and strive to maintain a positive relationship with our team. We continue to operate under a hybrid strategy based around flexibility and collaboration.

Competition in the recruitment of top talent within our industry remains constant and our future success will depend in part on our continued ability to hire, incentivize, and retain exceptional colleagues across the business. As the business evolves, we continue to source talent to complement the existing team with different strengths, experience, and ideas. See Item 1A. Risk Factors —"Our failure to recruit or the loss of management and highly trained and qualified personnel could adversely affect our business." for further information about the risks related to our ability to recruit and retain qualified personnel.

Investing in our People

As a performance-based organization, Fluent offers competitive salaries and bonus/commission plans to both attract, reward, and retain our employees. We match up to 4% of employees' contributions in their 401(k) to help our employees plan for their futures. We also prioritize the health and well-being of our employees, offering multiple health insurance plan options, and various mental health resources. To ensure our people take time to recharge, we offer discretionary time off that provides vacation days throughout the year in addition to our 13 paid company holidays. Our goal is to create a flexible work environment that fuels creativity and results.

We encourage curiosity and provide our people with the tools and resources to learn and grow. From internal Fluent University courses to company-wide workshops and memberships to corporate networking organizations, such as She Runs It, we offer continuous opportunities for personal and professional development. In 2025, we created approximately 1,500 hours of learning for our employees through these courses. Additionally, over the past few years, we have worked to support internal mobility for those who have excelled in their roles and are looking to gain new experience in other areas of the business that align with their individual career goals. We reward positive performance and celebrate our employees for their persistent drive to succeed.

We are constantly striving to make Fluent a more supportive place to work. We make a concerted effort to post roles and source top candidates to present a diverse candidate slate for our hiring teams. We know the importance of coming together. We hold regular town halls and team building activities. Additionally, we hold two annual programs that add meaningful value that focus on mental/physical health and development. This year was the 4th annual step challenge of which 25% of the Company participated in. In 2025 we also held our 4th year of the mentorship program. Colleagues continue to engage in both programs. These programs also help to build/deepen relationships across the organization.

Available Information

Fluent's principal executive offices are located at 300 Vesey Street, 9th Floor, New York, New York 10282, and our telephone number is (646) 669-7272. Our internet website is www.fluentco.com. The website address provided in this 2025 Form 10-K is not intended to function as a hyperlink and information obtained on the website is not and should not be considered part of this 2025 Form 10-K and is not incorporated by reference in this 2025 Form 10-K or any filing with SEC. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available, free of charge, on our Investor Relations website at investors.fluentco.com/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our periodic reports are filed or furnished electronically with the SEC under SEC File Number 001-37893 and can be accessed at the SEC's website at www.sec.gov.

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Item 1A. Risk Factors.

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Risks Related to Our Financial Position

There is substantial doubt about our ability to continue as a going concern.

Management has concluded that there exists a substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm included in its opinion for the year ended December 31, 2025 an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern.

We have experienced a continued decline in user registrations on our O&O Sites due to changes in traffic sourcing practices, regulatory constraints, and broader media supply challenges, which have reduced the availability of high-quality traffic and adversely affected our revenue and profitability. We do not expect registration volume to return to prior levels.

Historically, we were unable to consistently meet our financial covenants under the credit agreement (as amended, the "SLR Credit Agreement") by and among Fluent, LLC, as Borrower, the Company and certain subsidiaries of the Borrower as guarantors, and Crystal Financial LLC d/b/a SLR Credit Solutions, as administrative agent, lead arranger and bookrunner, and each other lender from time to time party thereto, which restricted our borrowing capacity and created a risk of default and acceleration of our debt obligations, which we would not have had sufficient funds to repay. In November 2025, we entered into a Financing Agreement (as defined below) with CSNK Working Capital Finance Corp. d/b/a Bay View Funding ("Bay View") to replace the SLR Credit Agreement. Under this Financing Agreement, there are no financial covenants that could cause non-compliance, and the facility provides up to $30.0 million, net, in advances on eligible accounts receivables. Availability under the facility fluctuates based on the amount and eligibility of receivables and may be reduced due to customer disputes, credit issues, aging, concentration limits, or other criteria. Bay View is not committed to advance funds against any particular receivable, and advances are made at its discretion in accordance with the terms of the Financing Agreement. Although Bay View has indicated in writing its intention, absent an event of default, to continue purchasing eligible receivables in the ordinary course, and has a history of doing so under similar facilities with other customers, such funding remains subject to the discretion of Bay View and the terms and conditions of the Financing Agreement. If availability under the facility were reduced or if Bay View were to cease advancing, we could have insufficient funds to support our operations and meet our obligations as they come due unless we found another lender or purchaser of our receivables.

For the three months ended December 31, 2025, we met our forecast for revenue and net income. However, our forecasts are subject to significant uncertainty and are based on assumptions that may not be realized. We have a history of not meeting our forecasts, and any significant deviations from our forecasts could adversely affect our liquidity and ability to access financing. With this, we have shifted our strategic focus toward scaling our Commerce Media Solutions business. While Commerce Media Solutions has demonstrated growth and operates under a different economic model that reduces exposure to certain media sourcing risks, it represents a relatively new and evolving component of our business. However, the success of this transition depends on our ability to onboard and retain media partners, achieve favorable economics under long-term agreements, and maintain advertiser demand, and there can be no assurance that this strategy will be successful.

In addition, we entered into an At-the-Market Issuance Sales Agreement under which we may offer and sell shares of our common stock. Our ability to raise capital under this program, or through other financing sources, is subject to market conditions and other factors and may be limited or unavailable on acceptable terms, or at all.

If our expected facility becomes limited by the lender or our business does not perform to expectations, we may need to consider other strategic alternatives, including seeking additional equity or debt financing, reducing or delaying our business activities and strategic initiatives, selling assets, or other measures. We have relied upon financing provided by our officers, directors and largest stockholders, and such holders may be unwilling or unable to provide financing should additional financing be required. Other financing sources may be unwilling to provide such funding to us, especially if there remains substantial doubt about our ability to continue as a going concern, on commercially reasonable terms, or at all. Furthermore, the perception that we may not be able to continue as a going concern may cause publishers, vendors, advertisers and other clients (current and potential) to review their business relationships and terms with us. The reaction of investors to the inclusion of a going concern statement in the accompanying financial statements, and our potential inability to continue as a going concern, could materially adversely affect our share price, which could negatively impact our ability to obtain stock-based financing or enter into strategic transactions.

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Risks Related to Our Industry

We operate in a competitive, rapidly changing industry, which makes it difficult to evaluate our business and prospects.

We derive substantially all of our revenue from digital marketing services, which is an intensely competitive industry characterized by rapidly evolving industry standards, user and client demands, laws and regulations, and technology.

We compete for advertiser clients against other digital marketing companies and online and traditional media companies based on many factors, including ROAS, scale, and client service. Our clients may curtail their advertising spend with us or stop using our services altogether if we fail to meet their expectations in terms of their ROAS or the quality and convertibility of leads we provide or otherwise fail to compete effectively against other online marketing and advertising companies. Conversion rates for leads can be impacted by factors outside our control, such as competition in our clients' industries and our clients' sales practices. Lower conversion rates may become more likely as we expand our services and relationships with our clients by moving our conversion point further "down the funnel," closer to where our clients are able to monetize the users we provide. To the extent we cannot meet the challenges from existing or new competitors or develop new product offerings to meet client preferences or needs, our revenues and profitability could be materially and adversely affected.

Recent changes to the regulatory landscape have resulted in substantial changes and thus subjected our industry to added uncertainty. Our future success depends on our ability to effectively respond to the constant changes in our industry and our ability to develop new products and strategies to navigate the changing regulatory landscape so we can remain competitive. See risk factor "The regulatory landscape in which we and our clients operate is constantly evolving and subject to significant change" within Risks Relating to Legal and Regulatory Matters for additional information.

As part of our strategic evolution, we launched Commerce Media Solutions in the first quarter of 2023. While Commerce Media Solutions has already become an important part of our strategy, it represents an expansion of our business into a highly competitive segment of the digital advertising industry. There are many established dominant players in commerce media and entry into the commerce media market has its own challenges and risks as further discussed below.

We have also invested in developing new products, markets, and services to enable us to upgrade our systems. However, based on our experience, new websites, systems, products, and services may be less predictable and have lower margins than more established websites, products and services and may be more prone to technological instability or failure. If we are unsuccessful in enhancing and upgrading our websites, products, services, and back-end systems, we may fail to maintain our profitability, attract new clients, or grow our revenue, or we may suffer service disruptions.

Additionally, we rely on AI and machine learning to optimize the performance of our digital marketing campaigns and performance analytics. Our platforms also operate on cloud-based infrastructure. These technologies may contain design or performance defects that are not readily apparent. If the proprietary technologies, cloud infrastructure, or related systems fail to operate as intended, do not scale effectively, or are less effective than technologies used by our competitors, our business could be harmed.

A material percentage of our consolidated revenue is derived from gaming (apps) advertisers, so we are exposed to risks associated with the gaming industry in general.

Approximately 38% and 35% of our consolidated revenue was derived from gaming advertisers in 2025 and 2024, respectively. This revenue derives from app installations and app-related user actions. The stability and potential growth of this client base depends in part on the state of the app-based gaming industry, which is subject to numerous risks including:

- the relative availability and popularity of other gaming apps and forms of entertainment compared to those offered by our advertisers;
- changes in consumer demographics, tastes, spending habits, and preferences;
- social perceptions of gaming, especially those related to the impact of gaming on health and social development;
- the introduction of legislation or other regulatory restrictions on gaming, such as restrictions addressing violence in video games and addiction to video games; and
- changes in platform policies, app store rules, or mobile operating system requirements that affect user acquisition or monetization.

Although no single gaming advertiser accounted for more than 10% of consolidated revenue in 2025, adverse developments affecting our gaming advertiser base, including reductions in marketing spend or loss of significant clients, could adversely affect our results of operations.

Unfavorable publicity and negative public perception about our industry or us may damage our reputation, which could harm our business, financial condition, and results of operations.

With the growth of online advertising and e-commerce, there is increasing awareness and concern regarding online marketing, advertising, and telecommunications, particularly as they relate to individual privacy interests. Our ability to attract potential users, and thereby clients, depends in part on users trusting us enough to provide self-declared registration data and other personal information. If we fail to maintain the quality and user acceptance and expectations of our O&O Sites and Commerce Media Solutions, or our advertiser clients misuse consumer data or fail to comply with applicable marketing and privacy requirements, our reputation could be harmed, damaging our ability to attract and retain users, media partners, and advertiser clients, which could adversely affect our business, financial condition, and results of operations.

An increasing regulatory burden relating to data privacy may lead to general distrust of our industry, consumer reluctance to share and permit use of personal data and increased consumer opt-out rates, any of which could negatively influence, change, or reduce our current and prospective clients' demand for our products and services. There can be no assurance that we will be able to maintain or enhance our reputation, and failure to do so would harm our business growth prospects and results of operations.

A sudden reduction in online marketing spend by our clients, a loss of clients or lower advertising yields may seriously harm our business.

Because the majority of our advertiser clients can unilaterally terminate their agreements with us, pause their campaigns, demand changes to the campaign pricing or terms or materially reduce the amount of business they conduct with us at any time, with little or no prior notice, there is no guarantee that we will be able to retain or renew existing agreements with any of our advertisers on acceptable terms, or at all.

Additionally, because of the performance-based nature of many of our agreements with our owned and operated media partners, our O&O Sites bear the costs of purchasing media without the assurance of advertising spend by any particular advertiser client. To be profitable, we must be able to generate more revenue from our users than our costs to acquire such users. Our ability to do so is dependent on many factors, including having the right media sources to drive users who engage with our O&O Sites and providing content, experiences and advertisements that retain users' attention.

While the majority of our commerce media business operates on a revenue share basis, certain media partners include guaranteed minimum arrangements. The performance of our commerce media placements depends on several factors, including the quality and scale of the e-commerce site owners we contract with, the placement of our solution on their post-transaction confirmation page and their users' receptivity to the offers we select to deploy. If we are unable to achieve the optimal mix of these and other factors, we may not be able to generate sufficient revenue to achieve profitability from our commerce media partners with minimum guarantee arrangements.

Our results are also subject to fluctuation from seasonality and cyclicality in ours and our clients' businesses. Specifically, most of our Commerce Media Solutions media partners operate e-commerce websites that experience the heaviest consumer traffic during the fourth quarter holiday season, which can affect advertiser demand and campaign performance. In addition, advertiser marketing budgets may fluctuate throughout the year based on seasonal spending patterns, economic conditions, and other factors, which can impact the timing and volume of advertising spend across our platform.

We are exposed to credit risk from our clients, and we may not be able to collect on amounts owed to us.

We regularly extend payment terms to our clients, which exposes us to risk of bad debt. Some of our clients are thinly capitalized and pose credit risks, and some of our clients may challenge the determination of amounts we believe they owe or may dispute payments, including due to performance-based pricing arrangements, attribution determinations, or other claims. In these circumstances, we may have difficulty collecting on amounts we believe are owed to us. Many of our advertising agency and broker clients are not required to pay us unless and until they are paid by the underlying client. We are particularly exposed in certain verticals where there is a risk of tightening regulations or restrictions on sourcing consumer traffic. For example, if new regulations affect our clients such that their businesses are no longer viable, our clients may become insolvent or otherwise unable to pay amounts owed to us. In such circumstances, we may be exposed to risks of significant bad debt, which could have a material adverse effect on our results of operations.

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<u>*Risks Related to Our Commerce Media Solutions*</u>

We operate in the commerce media segment of the digital advertising ecosystem, which is highly competitive and dominated by larger, well-capitalized competitors with existing advertiser and media partner relationships.

We have scaled our commerce media offerings focusing on post-action and post-transaction placements embedded within media partner-owned digital properties and have developed our own proprietary ad-serving technology. The development and scaling of post-action and post-transaction advertising may present technological, implementation, and acceptance challenges on both our part and the part of prospective media partners. While we have established a presence in the U.S. and are continuing to expand internationally, this space is highly competitive, with new entrants entering the field and existing e-commerce site owners building their own commerce media networks. Certain competitors have longer operating histories, greater scale, and more established relationships, which may provide them with competitive advantages. In addition, we have experienced competitive displacement in certain instances, and we may lose additional media partner or advertiser relationships to these competitors in the future, which could adversely affect our growth and profitability. These challenges to our owned and operated business have had, and are expected to continue to have, a material adverse effect on our owned and operated media business and may negatively impact our results of operations and liquidity, particularly if registration volume declines more significantly or more rapidly than we currently expect.

We will need to continue to invest in technology for our Commerce Media Solutions business.

The performance of Commerce Media Solutions is typically measured on a revenue per session or on an impression basis, both of which are dependent on access to user information and the performance of our ad serving technology. We have invested in developing our solutions and plan to continue to invest in our technology to maintain and grow our business. We use a combination of internal and third parties to do this and will need sufficient capital and resources to develop the capabilities, reliability, and enhancements the market demands to remain competitive.

We attract hundreds of thousands of consumers to our O&O sites on a daily basis and maintain a large, proprietary database of first-party user information. This database, coupled with user information from our media partners and third-party data sources, enables us to provide robust user profiles to our AI-enabled technology to enhance our solutions' performance. However, there are other factors, some of which are outside of our control, that can impact performance, such as the types and preferences of users of our media partners, how and when they interact with our solution, how quickly our solution is displayed, and how to display the right mix of offers to users. There can be no assurance that we will have the resources and be able to invest sufficient capital to continue developing and improving our technology to meet our partners' or advertiser clients' demand or keep pace with our competitors.

Given that we will need to rely on internal and external developers to continue to develop our technology, we will need to have sufficient cash resources to fund our continued investment in technology at desired levels. Many of our competitors have greater resources and may be part of larger organizations through which they could deploy their solutions across affiliated media properties. Should we fail to have the required resources to develop and improve our technology, our competitive position could suffer, and our results of operations could be adversely affected.

Risks Related to Our Owned and Operated Media Properties

We are at a competitive disadvantage to other rewards sites because we are more selective in our traffic sources.

Our O&O Sites have experienced declining user traffic over the last several years. We believe this decline is attributable to our various initiatives to remove lower quality consumer traffic. In addition, the FTC Consent Order (as defined herein) necessitated a heightened level of vigilance in monitoring our publishers, which contributed to reduced consumer traffic sources and, as a result, lower registration volume.

This decline in traffic volume has negatively impacted our owned and operated business, while other reward site operators with more lenient standards have seen increased traffic, often sourced from our former publishers. We currently do not expect registration volume to return to prior levels. Although we have sought to improve the quality and monetization of our users and pursue other traffic sources to counteract this decline, our owned and operated business may not return to the same level of profitability. These challenges to our owned and operated business have had, and are expected to continue to have, a material adverse effect on our business and may negatively impact our results of operations and liquidity, particularly if registration volume declines more significantly or more rapidly than we currently expect.

A decline in the supply of media available to us through third parties or an increase in the price of this media would increase the cost of attracting consumers and reduce our profitability.

The success of our O&O Sites depends on our ability to attract users to such sites and generate revenue from their activities in a cost-effective manner. There is substantial competition for web traffic among both established media buyers and smaller operators, and we expect this competition to continue to increase, given the limited barriers to entry into the market. A portion of our revenue on our O&O Sites is from visitor traffic originating from third-party publishers, including ad networks, social media platforms, and search engines.

Our ability to maintain the number of users who come to our O&O Sites and our third-party publishers' websites is not entirely within our control. For example, if a third-party publisher decides not to make media inventory available to us, decides to demand higher pricing or a higher revenue share, or places significant restrictions on the use of such inventory, we may not be able to find media inventory from other media sources that satisfies our quality requirements in a timely and cost-effective manner.

We obtain a meaningful portion of our user traffic through "walled garden" social media platforms. These platforms change their algorithms and rules on the acceptability of ads frequently and without notice. We may lose access to a platform without knowing the reasons for such loss or how to regain access. The platforms adjust their pricing based on market demand as well as many other factors, known and unknown, most of which are outside of our control. If we lose access to a platform or the pricing increases, our results of operations would be adversely affected.

Our media spend on social media platforms includes the use of affiliates and influencers, many of whom use Instagram, YouTube and TikTok to buy ads or post content in an effort to drive traffic to our sites. Social media platforms are subject to evolving regulatory, political, and business environments that may affect their availability, operations, or advertising policies.

A substantial majority of users access our media through mobile devices and tablets, and our business is therefore highly dependent on mobile platforms and operating system providers.

Mobile devices are now the primary means by which people access online content, increasingly through mobile applications rather than mobile browsers. While our O&O Sites are designed with a "mobile first" approach, our consumer-facing experiences are currently delivered primarily through mobile web, and our mobile application offerings are more limited than those of certain competitors.

Moreover, the mobile ecosystem is controlled by two operating systems, Apple iOS and Google Android. More than 90% of our users access our O&O Sites from mobile devices, and we believe a similar percentage access our Commerce Media Solutions from mobile devices as well. The dependence on two operating systems subjects us to their control over, pricing, policies and terms which impacts a substantial portion of our business, as well as the businesses of our advertisers, app developers, e-commerce sites, mobile carriers and other partners. If our advertiser clients or partners experience difficulties developing or promoting their apps, our revenue and growth may be impaired.

Our use of CRM may be hindered, which in turn could harm our business.

We and our third-party publishers use email, text messages, and push notifications, among other channels, to reach users for re-engagement and other marketing purposes. Email service providers ("ESPs"), internet service providers and mobile carriers may implement new or more restrictive email or content delivery or accessibility policies. If ESPs materially limit or halt the delivery of emails advertising our O&O Sites, or if we fail to deliver emails to users in a manner compatible with email providers' handling or authentication technologies, our ability to contact users through email could be significantly restricted.

Moreover, with a heightened aversion to marketing calls and emails, consumers increasingly screen or block their incoming telephone calls, texts, and emails, so users may not reliably receive our messaging. If we are unable to contact users effectively by email, telephone, text, or other means, our business, results of operations, and financial condition would be harmed.

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Other Business Risks

It may be difficult to effectively manage any future growth and scale our infrastructure and products quickly enough to meet the needs of our business while maintaining profitability.

Our future success depends in part on the efficient performance of our ad serving consumer data collection platforms and technology infrastructure used in our O&O Sites and Commerce Media Solutions. As Commerce Media Solutions represents a growing and increasingly significant component of our business, we are continuing to enhance and scale our technology infrastructure to meet the evolving needs of this business. To address the growing volume of data privacy requests, we rearchitected our consumer information database to ensure compliance with new data privacy and data protection laws. However, unexpected performance issues, such as increased session or user volume or technical challenges with our systems and infrastructure could lead to latency delivering our solutions and user responses. This could significantly affect performance, resulting in slower response times or system failures of our O&O Sites or Commerce Media Solutions, potentially affecting our revenue and profits.

We are continuously upgrading our systems, procedures, processes, and controls to support our future operations as we adjust our business priorities. We have made significant investments and reallocated valuable management resources to support these upgrades. This includes substantial costs for secure hosting services, additional technical support, expanding data storage, and upgrading our technology and network infrastructure to accommodate the traffic on our O&O Sites and the growing user interactions with Commerce Media Solutions. These interactions increase with each new media partner and higher user session volume. We have also deployed new products, services, and third-party solutions addressing the rising volume of data privacy requests. However, these upgrades and expansions are both costly and complex and could result in inefficiencies or operational challenges that could damage our reputation, result in the loss of current and potential users and clients, and/or harm our operating results.

We rely on AI capabilities and machine learning that are embedded within our business to support campaign optimization, data analysis, and operational decision-making. These technologies require ongoing oversight, refinement, and investment, and their effectiveness depends on data quality, system integration, and continued development. If our AI-enabled systems fail to operate as intended, do not scale effectively, or become less competitive than alternative solutions, our business and results of operations could be adversely affected.

In addition, as with many innovations, the use of AI presents risks, challenges, and unintended consequences that could affect its adoption, and therefore our business. AI algorithms and training methodologies may be flawed, ineffective or inadequate. AI development or deployment practices by us or third-party providers could result in incidents that could increase the resources we need to implement cybersecurity measures to protect the security of our data. These deficiencies and other failures of any potential AI and systems enhancements could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm as well adversely affecting the results of our operations.

Economic or political instability could adversely affect our business, financial condition, and results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, including events or factors that are outside of our control. Such events or factors could include war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the U.S. or elsewhere. Changes in interest rates, inflationary pressures, and broader macroeconomic conditions may cause reduced consumer confidence, result in uncertainty, and may cause our customers and/or clients to be cautious in their ad spending.

Many of our advertisers and media partners operate internationally, including in regions that have experienced military conflict or geopolitical instability. Escalation or expansion of such conflicts could disrupt our partners' operations, reduce advertising spend, or impair payment collections, potentially having a negative impact on our operations.

Recent macroeconomic trends, including inflationary pressures and changes in interest rates, have created uncertainty in the global economy. Elevated inflation could increase our operating expenses, including compensation, technology, and other general and administrative costs, and may outpace our ability to increase revenue or improve margins. In response to inflationary pressures, from 2021 to 2023 the U.S. Federal Reserve and other global central banks increased interest rates, and future monetary policy actions remain uncertain. Although benchmark interest rates have declined between September 2024 and December 2025, such benchmark rates remain elevated relative to recent historical standards. To the extent we incur or maintain variable-rate indebtedness, increases in interest rates could increase our borrowing costs and adversely affect our cash flows and financial condition. In addition, sustained economic uncertainty or higher interest rates could lead our advertiser clients and media partners to reduce spending, delay purchasing decisions, or seek more conservative pricing arrangements, which could negatively impact our revenue and results of operations.

Such events or factors could decrease the spending of our existing and potential new customers, adversely affect demand for our products, cause one or more of our customers, vendors, and partners to file for bankruptcy, impact expected spending and pricing levels from existing and potential new customers, or negatively impact our collections of accounts receivable. The full extent to which these factors may negatively affect our business and operations, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted.

Our international operations subject us to increased challenges and risks.

We currently operate our O&O Sites in the U.S., UK, Canada, and Australia from servers in the Cloud. As we continue to expand our Commerce Media Solutions internationally, we need to reassess the locations of our servers to mitigate potential latency issues that could impact the performance of these solutions. Continued international expansion will require us to invest significant funds and other resources and may subject us to additional risks, including those related to cross-border data transfers; retooling our consumer facing product offerings to better align with local customs, practices, and consumer preferences; compliance with anti-bribery laws; recruiting, training, managing, and retaining contractors and service providers in foreign countries; increased competition from local providers; economic and political instability; and less protective or restrictive intellectual property laws.

Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the challenges of supporting a growing business in an environment of multiple languages, cultures, legal and regulatory systems, taxation regimes, and commercial infrastructures. If our revenue from our international operations does not exceed the expense of establishing and maintaining these operations, our business and operating results could suffer, and we may decide to make changes to our business or exit certain countries to mitigate losses. If we are unable to successfully manage the risks and costs associated with international operations, our business and/or results of operations could be adversely affected.

Our evaluation of strategic alternatives could complicate operations, or could result in other harmful consequences that may adversely impact our business and results of operations.

From time to time, we evaluate strategic transactions, including acquisitions, investments, or divestitures, as part of our capital allocation and business strategy. We have divested certain underperforming assets and businesses and may continue to evaluate additional strategic alternatives. In addition, we regularly review and assess strategic alternatives in the ordinary course of business, including potential acquisitions, investments, or divestitures. These potential strategic alternatives may result in strategic transactions that could be material to our financial condition and results of operations.

The process of evaluating strategic alternatives involves a number of risks and uncertainties and may distract management from our other businesses or result in significant expenses. Moreover, we may invest significant resources towards evaluating and negotiating strategic alternatives that do not ultimately result in a strategic transaction. The success of our investments will depend in part on our ability to successfully integrate and leverage them to enhance our existing products and services or develop compelling new ones. It may take longer than expected to realize the full benefits from these transactions, or the benefits may ultimately be smaller than we expected because of performance and/or market conditions. Our failure to address these risks or other problems encountered in connection with any strategic alternatives could cause us to incur unanticipated liabilities and harm our business generally.

Our failure to recruit or the loss of management and highly trained and qualified personnel could adversely affect our business.

Our future success depends, in part, on our ability to attract and retain key personnel, including our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, and Chief Customer Officer. It also depends upon our ability to hire and retain highly skilled managerial, technical, and operational personnel in all areas of our organization, each of whom is important to the management of certain aspects of our business and operations and the development of our strategic direction and may be difficult to replace. The loss of the services of these key individuals and the process to replace these individuals could involve significant time and expense and could significantly delay or prevent the achievement of our business objectives.

We are dependent upon third-party service providers in our operations and may be adversely affected if any of their platforms malfunction.

In addition to risks associated with purchasing online media from third-party publishers discussed above, we utilize numerous third-party service providers in our operations such as cloud-based hosting services, enterprise resource planning systems and other software as a service platforms and services. As with all software and web applications and systems, there may be occasional technical malfunctions that arise with some of these third-party providers. A failure by a third-party service provider could prevent us from operating our websites, connecting our advertiser clients with users, providing online marketing and advertising services, or tracking the performance and results of our online marketing activities and our operations in general. Remedying any such situation could require substantial time, resources, and technical knowledge that we may not have or be able to acquire in a timely fashion. If any of these platforms or applications malfunctions for an extended time period, we may lose clients and/or incur significant costs to either internalize some of these services or find suitable alternatives, which could have a material adverse effect on our business or results of operations.

Risks Relating to Legal and Regulatory Matters

The regulatory landscape in which we and our clients operate is constantly evolving and subject to significant change.

We, our third-party publishers', and our clients' businesses operate in highly regulated industries, subject to many federal, state, and local laws and regulations governing data privacy, consumer protection, advertising, telemarketing, text messaging, and personal information. In addition to the TCPA and "mini TCPAs" of various states, we are subject to CAN-SPAM and the California Business and Professions Code Sec. 17529.5, among others. Many of these laws and regulations are frequently changing and can be subject to various interpretations, and the extent and evolution of future government regulation is uncertain. Evolving privacy laws, including state comprehensive privacy statutes and international data protection regulations, may impose additional restrictions on data collection, processing, sharing, and cross-border transfers. As such, keeping our business in compliance with new and evolving laws and regulations, therefore, may be costly and affect our ability to generate revenue and harm our financial results.

We may also face liability for any failure of our third-party publishers, strategic partners, or vendors to comply with legal and regulatory requirements. The FTC Consent Order (as defined herein) requires us to monitor and discipline our publishers. Users or clients may raise concerns about the content of publisher ads or the methods used by third-party publishers to deliver ads. These publishers might use unapproved creative or marketing channels, such as text messaging, to drive users to our sites, potentially exposing us to liability under the TCPA and other laws regulating advertising, telemarketing, and text messaging. If we are unable to cause our third-party publishers and strategic partners to monitor their affiliates and enforce our clients' contractual restrictions on such affiliates, our clients may terminate their relationships with us or decrease their marketing budgets with us.

Many of our contracts also expose us to liability, including indemnification obligations, for the acts of our third-party publishers or vendors. Despite our efforts to monitor and deter unauthorized or unlawful actions by these third-party publishers, and to contractually limit our liability in such instances, we may be held responsible for this behavior. As a result, we could be subject to costly litigation and, if we are unsuccessful in defending ourselves, could incur damages for the unauthorized or unlawful acts of third-party publishers, strategic partners, or vendors.

The use of AI and machine learning in our platforms is subject to the same data protection, consumer protection, advertising, and marketing laws and regulations that apply to our broader business. Regulatory authorities are increasingly scrutinizing the use of automated and algorithmic technologies in areas such as consumer profiling, marketing practices, and data processing. Evolving interpretations or new requirements in these areas may impose additional compliance obligations, increase costs, or limit certain uses of AI-enabled technologies, which may have a material adverse effect on our operations

Our use of email marketing and other direct marketing channels is subject to laws and rules in each of the jurisdictions in which we operate.

We conduct direct marketing through channels such as email, messaging, and other electronic communications to promote our O&O Sites and utilize third party publishers who use email to generate traffic for our O&O Sites and to promote our advertisers' products. As discussed above, we are subject to CAN-SPAM and the California Business and Professions Code Sec. 17529.5 on our domestic email marketing activities. In addition, the FTC Consent Order (as defined herein) required us to obtain "affirmative express consent" for e-mail marketing, which may be more stringent than industry practices.

Further, foreign laws and regulations, such as the Canadian Anti-Spam Law, also apply to our business activities in the foreign jurisdictions in which we operate. If we or any of our third-party publishers fail to comply with any provisions of these laws or regulations, we could be subject to regulatory investigation, enforcement actions and litigation, as well as indemnification obligations with respect to our clients. Any negative outcomes from such regulatory actions or litigation, including monetary penalties or damages, could have a material adverse effect on our financial condition, results of operations and reputation.

The outcome of litigation, inquiries, investigations, examinations, or other legal proceedings in which we are or may become involved, or in which our clients or competitors are involved, could distract management, increase our expenses, or subject us to significant monetary damages or restrictions on our ability to do business.

From time to time, we are subject to audits, inquiries, investigations, claims of non-compliance and lawsuits by private litigants or federal and state governmental agencies, regulatory agencies, attorneys general, and other governmental or regulatory bodies, any of whom may allege violations of legal and regulatory requirements. The scope and outcome of these proceedings is often difficult to assess or quantify. Plaintiffs in lawsuits may seek recovery of large amounts, and the cost to defend such litigation may be significant.

Legal proceedings, regardless of merit or outcome, may be costly to defend, may divert management attention from our operations, require changes to our business practices, or result in adverse publicity. There may also be adverse publicity and uncertainty associated with investigations, litigation, and orders (whether pertaining to us, our clients, or our competitors) that could impact our ability to buy media and source advertisers and/or diminish consumers' view of our services. Regardless of whether any current or future claims in which we are involved have merit, or whether we are ultimately held liable or subject to payment of penalties or consumer redress, such investigations and claims have been and may continue to be costly and may result in changes to our business practices that adversely affect our results of operations.

Our business and the businesses of our advertiser clients may be subject to sales and use taxes and other taxes.

The application of sales and use taxes, business taxes, and gross receipts taxes on our digital marketing, advertising, data, and performance-based services is complex and evolving. Because of changes in the state laws governing our business, we are potentially subject to taxes in more states than was previously the case. The line between exempt services and enumerated services subject to sales tax is unclear and varies from state to state. While our advertising services are generally not subject to sales tax, some states, like New York, impose sales tax on information services and some of our lead generation services may be characterized as sales taxable information services. Further complicating the determination of the sales taxability of services is the need to determine the source of revenues from the services (i.e., where the service is rendered, where the service is consumed or where the information is accessed).

Changes in tax laws, interpretation, and implementation of regulations, rules, or guidance on taxes may result in our revenues being subject to sales or other taxes. We may also be subject to audits, assessments, penalties, interest, or retroactive tax liabilities. Were any of these to occur, our operating costs could increase or demand for our services could be adversely affected, which could have a material adverse impact on our business.

Risks Relating to Data Security and Intellectual Property

Our actual or perceived failure to safeguard any personal information or user privacy could damage our reputation and results of operations.

We maintain data that contains user information such as name, age, personal address, phone number, email address, survey responses and transactional data. Our ability to protect such information and to provide services using such information without unauthorized disclosure is critical. A breach of the security measures on our systems or on those of our third-party vendors could result in the misappropriation of either our proprietary information or our users' personal information, or the interruption or breakdown of our operations. Our owned and operated business is largely dependent on consumer-facing websites, which could become inaccessible due to service interruptions or attacks. If our websites are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not return as often in the future, or at all.

Cybersecurity risks have significantly increased in recent years, in part because of the proliferation of new technologies, the increased use of the internet and telecommunications technologies to exchange information and conduct transactions, and the increased sophistication and activities of computer hackers, organized crime, terrorists, and other external parties, including foreign state actors. Although we continue to enhance our physical and cyber security controls and associated procedures, we may be unable to proactively address these cybersecurity risks or to implement adequate preventative measures. We have been subject to and are likely to continue to be the target of future cyberattacks. These risks include, among others, phishing and other social engineering attacks, credential stuffing, malware, vulnerabilities in third-party software or service providers, and human or technological error. Any such incident could also require us to notify affected individuals or regulators, conduct forensic investigations, provide remediation services, defend litigation or regulatory proceedings, and incur significant costs, any of which could adversely affect our business, financial condition, and results of operations.

We, or any of our third-party partners or service providers, could experience compromises to security that result in the decreased performance or availability of our websites, mobile applications, the platforms and systems; the loss or unauthorized disclosure, access, acquisition, alteration; or use of confidential information. As a result, consumers, publishers, or advertisers may lose trust and confidence in us, and consumers may decrease the use of our websites, advertisers may stop using our services and/or publishers may stop providing media to us.

Any or all of these issues could disrupt our business operations or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, thereby harming our business. Although we are not aware of any material information security incidents to date, we have detected common types of attempts to attack our information systems and data using means that have included denial of service attacks and phishing.

See also risk factor "Laws and regulations regarding privacy, data protection and the handling of personal information are complex and continuously evolving, and could have a material adverse effect on our business, financial condition and results of operations" for additional information.

If we do not adequately protect our intellectual property rights, our competitive position and business may suffer.

Our ability to compete effectively depends upon our proprietary systems and technology. We rely on trade secret, trademark and copyright law, confidentiality agreements, and technical measures to protect our proprietary rights. We enter into confidentiality agreements with our employees, consultants, advisers, client vendors and publishers. However, these agreements may not effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our services or obtaining and using our proprietary information. Further, these agreements may not provide an adequate remedy in the event of unauthorized disclosures or uses, and we cannot guarantee that our rights under such agreements will be enforceable.

Policing unauthorized use of our proprietary rights can be difficult and costly. Litigation, while it may be necessary to enforce or protect our intellectual property rights, could result in substantial costs and diversion of resources and management attention, and could adversely affect our business, even if we are successful on the merits. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use our proprietary information. For example, third party website operators have created look-alike sites of our O&O Sites, some of which contain links to our terms, privacy policies and/or customer service. These sites divert traffic away from our sites, expose us to regulatory scrutiny as the look-alike sites often have compliance issues, and create consumer confusion. Despite our efforts to monitor the internet for look-alike sites, there can be no assurance that we will be able to quickly detect and remove all look-alike sites, which could impair our reputation, expose us to regulatory scrutiny, and adversely affect our business.

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As a creator and a distributor of digital media content, we face liability and expenses for legal claims based on the nature and content of the materials that we create or distribute, including materials provided by third parties.

We display original and third-party content, including advertisements, on our O&O Sites and Commerce Media Solutions and in our marketing messages. As a result, we have faced and may continue to face potential liability based on a variety of legal theories, including copyright or trademark infringement. We generally rely on the "fair use" exception for our use of third-party brand names and marks, but these third parties may disagree, and the laws governing the fair use of these third-party materials are imprecise and adjudicated on a case-by-case basis. We also create content we believe to be original for our websites. While we do not believe that this content infringes on any third-party copyrights or other intellectual property rights, owners of competitive websites that present similar content have taken and may take the position that our content infringes on their intellectual property rights.

We are also exposed to risk that content provided by third parties and posted to our websites is inaccurate or misleading. These claims could divert management's time and attention away from our business and result in significant costs to investigate and defend, regardless of the merit of these claims. The general liability and cyber insurance we maintain may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or that exceeds our insurance coverage, could materially adversely affect our business, financial condition, and results of operations.

Laws and regulations regarding privacy, data protection, and the handling of personal information are complex and continuously evolving, and could have a material adverse effect on our business, financial condition, and results of operations.

Because we collect, store, process, use and sell data, some of which contains personal information, we are subject to complex and evolving federal, state, and foreign laws and regulations, as well as contractual requirements, regarding privacy, data protection and the collection, maintenance, protection, use, transmission, disclosure, and disposal of personal information. These laws and regulations continuously evolve and involve matters central to our business, including user privacy, data protection, content, intellectual property, electronic contracts and other communications, e-commerce, rewards and other promotional marketing campaigns, competition, protection of minors, consumer protection, taxation, libel, defamation, internet or data usage, and online payment services. While we strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data protection, these obligations may be interpreted and applied in new ways or inconsistently across jurisdictions, and new regulations may be enacted.

The European Union's General Data Protection Regulation ("GDPR") imposed new requirements on entities and granted individuals new rights in connection with the collection, use and storage of the personal information of European Union residents. Our operations in the UK are subject to the UK-GDPR, which took effect prior to Brexit and is largely identical to the GDPR. The fines for failing to comply with the GDPR or UK-GDPR are significant and the potential ways that the regimes could be applied to a business such as ours are uncertain. Similarly, the data privacy laws in Canada and Australia are becoming more stringent and we must comply with these laws or risk regulatory inquiries, fines, and penalties.

In the U.S., while there is no federal version of GDPR yet, as of March 13, 2026, approximately 20 states have enacted data privacy laws, including the CCPA. As of March 13, 2026, similar bills are being considered in approximately sixteen additional states. Some of the proposed laws include a private right of action to enforce noncompliance, which, if enacted, would expose us to potential litigation and claims. Because of the variation in these states' laws, it is extremely difficult and expensive to comply with this patchwork of data privacy laws. There can be no assurance that we will be able to do so or that the costs of compliance will not be prohibitively expensive, either of which could have a material adverse effect on our business and results of operations.

Due to the high volume of user registrations on our O&O Sites, we receive many requests from users seeking to exercise their data privacy rights. In response, we implemented a third-party solution to support our systems and processes to handle these requests and have already devoted significant resources to handling data privacy requests. However, we expect to incur additional costs to maintain compliance with the evolving data privacy and data protection laws and regulations.

Risks Related to Financial Matters

We may require additional capital in the future to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, and such capital may not be available to us on acceptable terms, or at all.

Although management believes that our current liquidity sources are sufficient to fund operations for at least the next twelve months from the date of issuance of this report, we have experienced declining revenue and operating losses in recent periods. In addition, management's projections are based on assumptions that may prove to be incorrect, and we could exhaust our capital resources sooner than we currently expect. Our ability to execute our business plan and support future growth may depend in part on our ability to access additional sources of capital, and we may require additional financing in the future to fund our operations and strategic initiatives.

We may seek to raise additional capital through equity, equity‑linked, or subordinated debt financings; however, when we can effect such financings and how much capital we can raise depends on a variety of factors, including, among others, market conditions, the trading price of our common stock and our determination as to the appropriate sources of funding for our operations. Disruptions in the global equity and credit markets may also limit our ability to access capital. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue certain operations. Any of these events could significantly harm our business and results of operations.

In November 2025, we entered into an Accounts Receivable Finance Agreement (the "Financing Agreement") with CSNK Working Capital Finance Corp. d/b/a Bay View Funding ("Bay View") under which we may receive advances based on eligible accounts receivable, subject to a maximum aggregate amount. Availability under this facility fluctuates with the amount and eligibility of our receivables and may be reduced due to customer disputes, credit issues, aging, concentration limits, or other eligibility criteria. In addition, Bay View is not obligated to advance funds against any particular receivable, and advances are made at its discretion in accordance with the terms of the Financing Agreement.

In addition, our revenue from business operations and proceeds from our transaction with Bay View, the Company's primary source of working capital to date has been through the sale of equity and subordinated convertible notes to officers, directors and the largest stockholder of the Company. Equity or debt financings may have a dilutive effect on the holdings of our existing stockholders, and debt financings may subject us to restrictive covenants, operational restrictions, or security interests in our assets. Any of these events could significantly harm our business and results of operations.

We may, in the future, experience significant charges to our intangible assets, which may affect our results of operations in the future.

Unfavorable changes in the business climate or competitive environment, our revenue forecasts, our market capitalization, capital structure, capital expenditure levels, operating cash flows, as well as adverse legal or regulatory actions or developments could cause material impairments to the carrying value of our intangible assets or intangible assets we may obtain in future periods.

We will continue to monitor indicators of possible impairment that would cause a triggering event requiring us to complete an interim impairment analysis and possibly recognize additional impairment charges in the future. Impairment charges to our intangible assets could have a material adverse effect on our financial condition, and results of operations.

17

Risks Related to Our Common Stock and the Securities Markets

We are currently listed on The Nasdaq Capital Market ("Nasdaq"). If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell their securities.

Although our common stock is currently listed on Nasdaq, there is no assurance that we will continue to meet the exchange's minimum listing requirements or those of any other national exchange. The Listing Rules of Nasdaq require listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

● the liquidity of our common stock;

● the market price of our common stock;

● our ability to obtain financing for the continuation of our operations;

● the number of investors that will consider investing in our common stock;

● the number of market makers in our common stock;

● the availability of information concerning the trading prices and volume of our common stock; and

● the number of broker-dealers willing to execute trades in shares of our common stock.

Our stock price has been and may be volatile in the future, and as a result, investors in our securities could incur substantial losses.

There can be no guarantee that our stock price will remain at current prices or that future sales of our common stock will not be at prices lower than those sold to investors. We may incur rapid and substantial increases or decreases in our stock price in the foreseeable future attributable to various factors including those discussed in the "Risk Factors" section included in this report. Some factors may be unrelated to our operating performance or prospects or may be beyond our control. The price for our common stock may be influenced by many factors, including investor reaction to our business strategy; the success of our services, products, or technologies; compliance with Nasdaq listing standards; variations in our financial results; any major change in our board or management; or our involvement in regulatory investigations or litigation. In addition, if one or more analysts covering our business downgrade their evaluations of our common stock or the stock of other companies in our industry, the price of our common stock could decline. If one or more analysts cease to cover our common stock, we could lose visibility in the market for our common stock, which in turn could cause our stock price to decline.

Since our stock price may continue to be volatile in the future, investors in our common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management's and our Board of Directors' attention and resources from our business. Such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. We may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

The concentration of our stock ownership presents risks, including lack of liquidity in the trading market for our common stock and limitations on any individual stockholder's ability to influence corporate matters.

As of December 31, 2025, our executive officers, directors, and holders of 10% or more of our outstanding common stock, in the aggregate, beneficially owned and have the ability to exercise some voting control over approximately 60.5% of our outstanding shares of common stock. On January 17, 2025, the Board appointed James P. Geygan to the Board. Mr. Geygan serves as the Chief Executive Officer and Director of one of our institutional investors, Global Value Investment Corporation. As a result, these stockholders could exert significant influence over all matters requiring stockholder approval, including the election of directors and determination of significant corporate actions. The interests of these stockholders may not always coincide with the interests of other stockholders, and these stockholders may act in a manner that advances their interests and not necessarily those of other stockholders, which might affect the trading price of our common stock.

The concentration of stock ownership may also serve to limit the trading volume of our common stock and lead to greater volatility in our stock price. As of December 31, 2025, our largest stockholder, Dr. Phillip Frost, owned, directly or indirectly, approximately 25.3% of our outstanding common stock. Dr. Frost has no obligation to provide us with advance notice of any sale or purchase of our common stock. If the concentration of our common stock ownership were to significantly shift, via sales of shares currently held by Dr. Frost or otherwise, we cannot predict the impact that any resulting change to the trading volume might have on our stock price.

Future issuances of shares of our common stock could have a dilutive effect on your investment in us.

Pursuant to our incentive plans, our Board of Directors has granted and may continue to grant stock options, restricted stock units, or other equity awards to our directors and employees. When these awards vest or are exercised, the issuance of shares of common stock underlying these awards may have a dilutive effect on our common stock, which could cause our stock price to decline. During 2025 and 2024, we issued 485,276 and 319,933 shares of common stock, respectively, in connection with prior acquisitions, vesting of awards made under our 2018 Stock Incentive Plan, our 2022 Omnibus Equity Incentive Plan (the "2022 Plan"), and for other business purposes. On June 18, 2025, our stockholders authorized for issuance under the 2022 Plan an additional 2,000,000 shares. As of December 31, 2025, there were an additional 368,563 shares of restricted stock and options granted under the 2022 Plan, as well as other compensatory arrangements that might vest and be delivered through 2031. When these awards vest or are exercised, the issuance of shares of common stock underlying these awards may have a dilutive effect on our common stock, which could cause our stock price to decline.

Additionally, any future equity or debt financing may have a dilutive effect on the holdings of our existing stockholders.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock and we do not expect to declare or pay any cash dividends in the foreseeable future. As a result, stockholders may only receive a return on their investment in our common stock if the trading price of their shares increases.

We are a smaller reporting company and a non-accelerated filer, and we benefit from certain reduced governance and disclosure requirements, but we cannot be certain if the reduced disclosure requirements make our common stock less attractive to investors.

Currently, we are a "smaller reporting company," meaning that our outstanding common stock held by nonaffiliates had a value of less than $250 million at the end of our most recently completed second fiscal quarter. We are also a non-accelerated filer because we had a public float of less than $75 million as of the last business day of our most recently completed second quarter. As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, meaning our auditors are not required to attest to the effectiveness of our internal control over financial reporting.

As a result, investors and others may be less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in internal controls go undetected may increase. In addition, as a smaller reporting company, we take advantage of our ability to provide certain other less comprehensive disclosures in our SEC filings, including, among other things, providing only two years of audited financial statements in annual reports and simplified executive compensation disclosures. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects, as the information we provide to investors is less robust than the disclosure investors receive from public companies that are not a smaller reporting company.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

We maintain a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our information systems and the data we process in support of our business operations. Our cybersecurity program is risk-based and is designed to evolve in response to changes in our operating environment, technology infrastructure, regulatory obligations, and the cybersecurity threat landscape.

Our approach to cybersecurity focuses on managing risks that could materially affect our operations, financial condition, or reputation. Key components of our program include identity and access management; data protection and encryption; secure software development and change management practices; business continuity and disaster recovery planning; endpoint and network security; vulnerability and patch management; monitoring, logging, and alerting; incident response preparedness; employee cybersecurity training; and the use of cyber insurance as a risk transfer mechanism.

Risk Management & Strategy

Our cybersecurity risk management program is designed to identify, assess, manage, mitigate, and respond to cybersecurity risks that may arise from internal or external threats. Cybersecurity risks are evaluated as part of our broader enterprise risk management processes and are prioritized based on the potential impact to business operations, financial results, legal and regulatory compliance, and reputation.

We maintain policies, procedures, and technical safeguards that are informed by recognized cybersecurity frameworks and best practices, including those published by the National Institute of Standards and Technology ("NIST"), which we use as a reference to assess and enhance our controls over time. We periodically evaluate cybersecurity risks and control effectiveness through risk assessments, testing activities, and internal reviews, and we use the results of these activities to inform remediation efforts and cybersecurity investment decisions.

Certain information technology and cybersecurity controls are subject to review by internal audit and external auditors as part of their respective audit activities, including reviews related to internal control over financial reporting and information security practices, as applicable.

Governance

Oversight of cybersecurity risk is managed through a cross-functional governance structure involving our information technology, compliance, and legal functions. These teams are responsible for the day-to-day management of our cybersecurity program, including risk assessments, control implementation, and incident response preparedness. Corporate counsel and external legal advisors work closely with management on data security, privacy, and regulatory compliance matters.

Day-to-day responsibility for cybersecurity operations is delegated to senior information technology leadership, with cross-functional coordination among compliance and legal teams. Management provides quarterly updates to the Audit Committee of the Board of Directors regarding cybersecurity risks, initiatives, and incidents, if any. The Audit Committee oversees cybersecurity risk as part of its broader oversight of enterprise risk management and receives information designed to enable informed oversight, including updates on significant cybersecurity initiatives, risk trends, and any material incidents.

Incident Disclosure and Materiality

We maintain incident response and escalation procedures designed to enable timely identification, assessment, containment, and remediation of cybersecurity incidents. The determination of whether a cybersecurity incident is material for disclosure purposes is made by management based on a cross-functional assessment that includes representatives from information technology, compliance, corporate counsel, executive leadership, and external advisors, as appropriate. Materiality determinations are based on applicable legal and regulatory standards and consider both quantitative and qualitative factors, including the potential impact on our operations, financial condition, customers, and reputation.

While we did not experience a material cybersecurity incident during the year ended December 31, 2025, cybersecurity incidents are inherently unpredictable, and the effectiveness of preventive controls cannot be assured. A future cybersecurity incident could have a material adverse effect on our business, results of operations, or financial condition. See Item 1A. "Risk Factors" for additional discussion of cybersecurity-related risks.

Item 2. Properties.

Our headquarters are located at 300 Vesey Street, 9th Floor, New York, NY 10282, where we lease 17,928 square feet of office space, which is scheduled to terminate on April 14, 2029.

Our AdParlor business operates out of a shared co-working space located at 200 Bay Street, North Tower Suite 1200, Toronto, Ontario M5J 2J2, Canada under a 12-month lease, effective as of August 1, 2025.

We believe our present facilities are suitable and adequate for our current operating needs.

Item 3. Legal Proceedings.

Other than as disclosed below under "Certain Legal Matters," the Company is not currently a party to any legal proceeding, investigation or claim which, in the opinion of management, is likely to have a material adverse effect on our business, financial condition, results of operations or cash flows. Legal fees associated with such legal proceedings are expensed as incurred. We review legal proceedings and claims on an ongoing basis and follow appropriate accounting guidance, including the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 450 ("ASC 450"), *Contingencies*, when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. To estimate whether a loss contingency should be accrued by a charge to income, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of such loss. We do not accrue liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Legal proceedings and other contingencies for which no accrual has been established are disclosed to the extent required by ASC 450.

In addition, we may be involved in litigation from time to time in the ordinary course of business. We do not believe that the ultimate resolution of any such matters currently pending will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of such matters cannot be predicted with certainty, and we cannot assure you that the ultimate resolution of any legal or administrative proceeding or dispute will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain Legal Matters

On January 28, 2020, the Company received a Civil Investigative Demand from the Federal Trade Commission ("FTC") regarding compliance with the FTC Act and the Telemarketing Sales Rule. On July 17, 2023, the FTC and the Company filed a Joint Motion for Entry of Proposed Stipulated Order (the "FTC Consent Order") in the United States District Court for the Southern District of Florida. The FTC Consent Order was entered by the Court on August 11, 2023, and the escrow funds were released on August 15, 2023. On August 12, 2024, the Company filed its required compliance report. The Company maintains insurance policies that covered a majority of the legal costs incurred related to the FTC inquiry.

The Company was involved in a TCPA class action, *Daniel Berman v. Freedom Financial Network,* which was originally filed in the Northern District of California in 2018. On May 31, 2023, the parties entered into an Amended Class Action Settlement Agreement (the "Berman Settlement Agreement"), which included injunctive provisions and payment to plaintiffs of $9.75 million for legal fees and a consumer redress fund, of which the Company was responsible for $3.1 million. The final approval of the Berman Settlement Agreement was filed on February 23, 2024. To satisfy its obligations under the Berman Settlement Agreement, the Company made a cash payment of $1.1 million on March 15, 2024 and issued a junior secured promissory note in the principal amount of $2.0 million payable to the co-defendant, Freedom Debt Relief, LLC.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

On October 5, 2023, we applied to transfer the listing of our common stock to The Nasdaq Capital Market ("Nasdaq") under the symbol "FLNT." Prior to such time, our common stock traded on The Nasdaq Global Market under the symbols "FLNT" and "COGT."

Stockholders

As of March 26, 2026, there were 274 record holders of our common stock. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees.

Recent Sales of Unregistered Securities

None.

Dividend Policy

During our fiscal year ended December 31, 2025, we paid no dividends and made no other distributions in respect of our common stock. We have no plans to pay any cash dividends or make any other cash distributions in the foreseeable future.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved].

22

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 10-K ("2025 Form 10-K"). This 2025 Form 10-K contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from any future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed in the section titled "Cautionary Note Regarding Forward-Looking Statements" and in Part I, "Item 1A. Risk Factors" of this 2025 Form 10-K.

Overview

Fluent, Inc. ("we," "us," "our," "Fluent," or the "Company") is a commerce media solutions provider connecting top-tier brands with highly engaged consumers. Leveraging diverse ad inventory, robust first-party data, and proprietary machine learning, we unlock additional revenue streams for partners and empower advertisers to acquire their most valuable customers at scale. We primarily perform customer acquisition services by operating highly scalable digital marketing campaigns, through which we connect our advertiser clients with targeted consumers.

We access these consumers through both our commerce media marketplace ("Commerce Media Solutions"), which delivers targeted advertising within e-commerce and digital media transaction flows on partner sites and mobile apps, and our owned and operated digital media properties ("O&O Sites"). In 2025, we delivered data and performance-based customer acquisition services for approximately 400 consumer brands, direct marketers, and agencies across a wide range of industries, including Media & Entertainment, Financial Products & Services, Health & Life Sciences, Retail & Consumer, and Staffing & Recruitment.

We operate our Commerce Media Solutions on partner sites and mobile apps where we embed our proprietary ad-serving technology to identify and acquire consumers for our advertiser clients. Our technology is integrated at key moments in the consumer experience to capitalize on high engagement and improve conversion; for example, our post-transaction solution connects advertisers to consumers on e-commerce websites and apps after a purchase or similar transaction. Commerce Media Solutions generates meaningful revenue for our media partners, while driving high-quality customer acquisition for our advertiser clients. We enter into exclusive agreements with our media partners with one-to-five year terms, typically remunerating them on a revenue share and/or impression basis.

We also attract consumers at scale to our O&O Sites primarily through promotional offerings, through which consumers are rewarded for completing activities on our sites. Upon registration, consumers provide their name, contact information, and opt-in consent for telemarketing and email marketing. Over 90% of these users engage with our media on their mobile devices or tablets.

Once users have registered consumers are engaged through our proprietary direct marketing technologies and analytics with surveys, polls, and other experiences, through which we capture information about their lifestyles, preferences, and purchasing histories, among other attributes. Based on these insights, we serve users targeted, relevant offers on behalf of our clients. As new users register and existing registrants re-engage, our database is enriched and improves the effectiveness of our performance-based campaigns, thus expanding our addressable advertiser client base.

Since inception, we have amassed a large, proprietary database of first-party, self-declared user information and preferences. We solicit our users' consent to be contacted by us and/or our advertisers via various channels including email, telephone, SMS/text, and push messaging. We leverage their self-declared data primarily in two ways: (1) to serve advertisements we believe will be relevant to users based on the information they provide on our O&O Sites and our Commerce Media Solutions, and (2) to provide clients with users' contact information for direct outreach. We may also leverage our technology and database to drive non-core revenue streams, including utilization-based models (*e.g.*, programmatic advertising).

Additionally, we operated a call center-supported performance marketplace ("Call Solutions") that provided live, call-based performance campaigns to help clients increase customer acquisition. Our Call Solutions business served clients across an array of industries with a particular focus on the health insurance sector. On January 31, 2026, we completed the sale of our Call Solutions business through the sale of all the membership interests of Winopoly, LLC, an indirect subsidiary. For additional information, see Note 16, *Subsequent Events,* in the Notes to the consolidated financial statements.

Across our business we generate revenue by delivering measurable results to our clients. We differentiate ourselves from other marketing alternatives through our ability to provide clients with a cost-effective and measurable return on advertising spend ("ROAS"), a measure of profitability of sales compared to the money spent on ads, and to manage highly targeted and fragmented online media sources. We are predominantly compensated on a negotiated or market-driven "per click," "per lead," or other "per action" basis aligned with the customer acquisition cost targets of our clients. For our O&O Sites and, prior to its sale, our Call Solutions business, we bear the cost of acquiring consumers from media partners that ultimately generate qualified clicks, leads, calls, app downloads, or customers for our clients. Our Commerce Media Solutions business operates under exclusive long-term contracts with media partners that generally remunerate the partner on a revenue share basis. Notwithstanding occasional minimum guarantees, Commerce Media Solutions does not bear significant media inventory risk.

Through AdParlor, LLC ("AdParlor"), our wholly-owned subsidiary, we operate our non-core business which offers advertiser clients managed creator marketing and media buying services across social media platforms.

For the years ended December 31, 2025 and 2024, we recorded revenue of $208.8 million and $254.6 million, net loss of $27.2 million and $29.3 million, and adjusted EBITDA of negative $9.0 million and $5.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure equal to net income (loss), the most directly comparable financial measure based on U.S. GAAP, adding back income taxes, interest expense, depreciation and amortization, share-based compensation expense, and other adjustments. See our audited consolidated financial statements and accompanying notes thereto appearing elsewhere in this 2025 Form 10-K for further discussion and analysis of our results of operations. For a further discussion of adjusted EBITDA, including a reconciliation from net income (loss), see "Definitions, Use and Reconciliation of Non-GAAP Financial Measures" below.

Trends Affecting our Business

The commerce media sector has experienced significant growth in recent years, driven by the expansion of e-commerce, increasing demand for privacy-compliant first-party data solutions, and the ability of media owners to generate incremental revenue from their existing consumer traffic. According to McKinsey & Company, the commerce media market is expected to grow at a CAGR of 21% from 2023 to 2027 and reach a total market value of $100 billion by 2027. These industry tailwinds, combined with the media supply challenges affecting our owned and operated business were the basis for the strategic shift to Commerce Media.

We launched Commerce Media Solutions in the first quarter of 2023 to access high-value consumers for our advertiser clients and help media owners and e-commerce businesses monetize their existing consumer traffic. In 2025, we served ads to over 200 million consumers in the post-action and post-transaction moment for top-tier media owners and brands. These consumers are among the highest-intent consumers in digital advertising and have driven significantly higher ROAS for our advertiser clients compared to other channels.

Because Commerce Media Solutions operates on media partner-owned inventory under exclusive long-term contracts, the business typically does not require us to source consumer traffic directly, resulting in a more predictable cost structure and reduced exposure to the media supply challenges that have affected our O&O Sites. Since its launch, Commerce Media Solutions has delivered year-over-year revenue growth in every quarter. For the year ended December 31, 2025, Commerce Media Solutions represented approximately 39% of consolidated revenue, compared to approximately 16% for the prior year. Based on current performance trends, we expect Commerce Media Solutions to represent a majority of consolidated revenue in 2026 and continue to grow as we onboard additional media partners and expand into new verticals.

The mix and profitability of Commerce Media Solutions will be influenced by the pace of new partner onboarding, the terms of revenue share arrangements with media partners, and advertiser demand across the verticals we serve. In the first half of 2025, gross margin declined in Commerce Media Solutions as we expanded into placements beyond post-transaction and offered early-term contract incentives on certain longer-term agreements. Gross margin improved in the third and fourth quarters of 2025 as monetization of newer placements increased. As early-term incentive periods conclude and placements mature, we expect gross margin in Commerce Media Solutions will continue to improve over time.

The Company's primary revenue channel has historically been our O&O Sites. This business depends on our ability to identify and access high-quality media sources and attract targeted users to those offers. As the business grew, we attracted larger and more sophisticated advertiser clients to our marketplaces. In response to evolving client expectations, to increase our value proposition, and strengthen our compliance posture within the evolving regulatory landscape, we implemented various initiatives to improve traffic quality.

Since 2022, however, we have experienced challenges maintaining traffic volume to our O&O Sites, primarily due to the FTC inquiry and subsequent FTC Consent Order that mandated that we tighten our standards for ad serving media sourcing. This put us at a competitive disadvantage to our competitors in the performance marketing market. Other factors that affected our traffic volume have included the volatility and attrition of affiliate supply sources, changes in search engine algorithms, and email and text message blocking algorithms. In response to these challenges, we have invested in strategic and internal efforts to secure additional traffic from the growing influencer sector and to expand our ad network beyond our O&O Sites. However, these efforts have not fully offset the decrease in revenue to our O&O Sites and increasing costs for acquiring that traffic, and as a result we have seen lower revenue and lower gross profit in our O&O Sites. For more information, "Item 1A. Risk Factors — Risks Relating to Our Business - Risks Related to Our Owned and Operated Media Properties".

In 2023, we launched our Commerce Media Solutions business to access additional high-value consumers for our advertiser clients and help media owners and e-commerce businesses generate additional revenue from their existing consumer traffic. Fluent's Commerce Media Solutions embeds proprietary ad-serving technology in the post-action and post-transaction inventory on partner sites and mobile apps across a range of industries, including retail, ticketing and quick service restaurants. In 2024, we served ads to over 100 million consumers in the post-action and post-transaction moment for top-tier publishers and brands. These consumers are the highest intent consumers and drive significantly higher ROAS for our advertiser clients than those from our O&O Sites. The mix and profitability of our media channels, strategies, and partners is likely to continue to be dynamic and reflect evolving market trends and the regulatory environment.

Revenue from our owned and operated business declined on a year-over-year basis and the Company continues to shift its focus toward scaling Commerce Media Solutions. Consistent with this strategic transition, we are reallocating our resources to support the growth of Commerce Media Solutions and this long-term growth opportunity.

Seasonality

Our performance is subject to fluctuations related to seasonality and cyclicality in our clients' businesses and fluctuations in media sources. Specifically, our retail specific media partners in our Commerce Media Solutions marketplace are highly seasonal based on fourth quarter consumer spending which can affect advertiser demand and campaign performance. In addition, advertiser marketing budgets may fluctuate throughout the year based on seasonal spending patterns, economic conditions, and other factors, which can impact the timing and volume of advertising spend across our platform. Other factors affecting our business may include macroeconomic conditions that impact the digital advertising industry, the various client verticals we serve, and general market conditions.

While we were not directly impacted by the changes to U.S. tariff and trade policies, the second half of 2025 was characterized by continued media supply uncertainty in the O&O Sites marketplaces that has depressed gross profit in recent quarters. To confront these headwinds, we have made continued progress in driving the adoption of Commerce Media Solutions among enterprise media partners during the current period and anticipate securing additional long-term contracts as the market continues to expand. We observed an expansion in gross margin for Commerce Media Solutions in the third quarter of 2025 that continued through the fourth quarter of 2025. The fourth quarter of 2025 continued to be characterized by tepid economic conditions and media supply uncertainty in the O&O Sites marketplaces and rising media costs in the Call Solutions business. In response to these conditions, we are continuing to invest in securing additional media partners for Commerce Media Solutions and by diversifying our client base. We also continue to develop ROAS-focused initiatives across additional segments of advertisers in an effort to gain additional allocations and pricing increases to further improve our user monetization.

Business Practices & Compliance

We have continued to be affected by slowed economic conditions and the impacts of the FTC Consent Order (as described in Note 15, *Contingencies*, in the Notes to the consolidated financial statements) on our O&O Sites and programmatic advertising business. The industry-leading compliance measures we implemented on our O&O Sites in response to such FTC Consent Order continue to negatively impact our revenues and gross profit.

Current Economic Conditions

We are subject to risks and uncertainties caused by events with significant macroeconomic impacts. Inflation, rising interest rates, global hostilities, and reduced consumer confidence have caused our clients and their customers to be cautious in their spending. The full impact of these macroeconomic events and the extent to which these macro factors may impact our business, financial condition, and results of operations in the future remains uncertain. Considering the slowed macroeconomic environment, we continue to prioritize strategic investments that have near-term benefits to revenue while also streamlining our organization through targeted workforce reductions.

Please see "*Results of Operations*" below, and "Item 1A. *Risk Factors* — "Economic or political instability could adversely affect our business, financial condition, and results of operations," and "We are exposed to credit risk from our clients, and we may not be able to collect on amounts owed to us." for further discussion of current economic conditions.

Definitions, Use and Reconciliation of Non-GAAP Financial Measures

We report the following non-GAAP measures:

Media margin is defined as that portion of gross profit (exclusive of depreciation and amortization) reflecting variable costs paid for media and related expenses and excluding non-media cost of revenue. Gross profit (exclusive of depreciation and amortization) represents revenue minus cost of revenue, and one-time items (exclusive of depreciation and amortization). Media margin is also presented as a percentage of revenue.

Adjusted EBITDA is defined as net income (loss), excluding (1) income taxes, (2) interest expense, net, (3) depreciation and amortization, (4) share-based compensation expense, (5) loss on early extinguishment of debt, (6) goodwill impairment, (7) impairment of intangible assets, (8) fair value adjustment of Convertible Notes (as defined herein) with related parties, (9) acquisition-related costs, (10) restructuring and other severance costs, (11) certain litigation and other related costs, and (12) one-time items.

Adjusted net income (loss) is defined as net income (loss), excluding (1) share-based compensation expense, (2) loss on early extinguishment of debt, (3) goodwill impairment, (4) impairment of intangible assets, (5) fair value adjustment of Convertible Notes with related parties, (6) acquisition-related costs, (7) restructuring and other severance costs, (8) certain litigation and other related costs, and (9) one-time items. Adjusted net income (loss) is also presented on a per share (basic and diluted) basis.

We consider items one-time in nature if they are non-recurring, infrequent or unusual and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules.

Below is a reconciliation of media margin from gross profit (exclusive of depreciation and amortization), which we believe is the most directly comparable U.S. GAAP measure:

(In thousands, except percentages)	Year Ended December 31,	
	2025	2024
Revenue	$ 208,764	$ 254,623
Less: Cost of revenue (exclusive of depreciation and amortization)	157,523	193,821
Gross Profit (exclusive of depreciation and amortization)	$ 51,241	$ 60,802
Gross Profit (exclusive of depreciation and amortization) % of revenue	25%	24%
Non-media cost of revenue [1]	10,608	11,710
One- time item [2]	(4,254)	—
Media margin	$ 57,595	$ 72,512
Media margin % of revenue	27.6%	28.5%

(1) Represents the portion of cost of revenue (exclusive of depreciation and amortization) not attributable to variable costs paid for media and related expenses.
(2) Includes a one-time non-media revenue adjustment of ($4,254) in connection with an early termination settlement agreement with a media partner.

25

Below is a reconciliation of adjusted EBITDA from net income (loss), which we believe is the most directly comparable U.S. GAAP measure:

		Year Ended December 31,		
(In thousands)		2025		2024
Net loss	$	(27,167)	$	(29,277)
Income tax benefit		(2)		(1,811)
Interest expense, net		3,074		4,749
Depreciation and amortization		9,752		9,926
Share-based compensation expense		2,246		1,970
Loss on early extinguishment of debt		3,759		1,009
Goodwill impairment		—		1,261
Impairment of intangible assets		774		980
Fair value adjustment of Convertible Notes, with related parties		14		1,670
Acquisition-related costs [1]		1,053		2,083
Restructuring and certain severance costs		1,429		1,821
Certain litigation and other related costs		300		—
One-time items[2]		(4,254)		—
Adjusted EBITDA	$	(9,022)	$	(5,619)

(1) Balance includes write-off of intangibles and prepaid expense related to the write-off of TAPP Influencers Corp. ("TAPP") in May 2025 (refer to Note 14, *Variable Interest Entity*, in the Notes to our consolidated financial statements included in this Form 10-K) in the amount of $698 for the year ended December 31, 2025. Balance also includes compensation expense related to non-compete agreements and earn-out expense incurred as a result of business combinations; earn-out expenses were in the amount of ($169) and $98 for the years ended December 31, 2025 and 2024, respectively, while non-compete agreements were in the amount of $413 and $1,650 for the years ended December 31, 2025 and 2024, respectively, there were other amounts of acquisition-related costs of $809 and $335 for the years ended December 31, 2025 and 2024, respectively.

(2) Includes a one-time non-media revenue adjustment of ($4,254) in connection with an early termination settlement agreement with a media partner.

Below is a reconciliation of adjusted net income and adjusted net income per share from net income (loss), which we believe is the most directly comparable U.S. GAAP measure:

		Year Ended December 31,		
(In thousands, except share and per share data)		2025		2024
Net loss	$	(27,167)	$	(29,277)
Share-based compensation expense		2,246		1,970
Loss on early extinguishment of debt		3,759		1,009
Goodwill impairment		—		1,261
Impairment of intangible assets		774		980
Fair value adjustment of Convertible Notes, with related parties		14		1,670
Acquisition-related costs [1]		1,053		2,083
Restructuring and certain severance costs		1,429		1,821
Certain litigation and other related costs		300		—
One-time items[2]		(4,254)		—
Adjusted net loss	$	(21,846)	$	(18,483)
Adjusted net loss per share				
Basic	$	(0.84)	$	(1.14)
Diluted	$	(0.84)	$	(1.14)
Adjusted weighted average number of shares outstanding:				
Basic		25,970,637		16,259,943
Diluted		25,970,637		16,259,943

(1) Balance includes write-off of intangibles and prepaid expense related to the write-off of TAPP in May 2025 (refer to Note 14, *Variable Interest Entity*, in the Notes to our consolidated financial statements included in this Form 10-K) in the amount of $698 for the year ended December 31, 2025. Balance also includes compensation expense related to non-compete agreements and earn-out expense incurred as a result of business combinations; earn-out expenses were in the amount of ($169) and $98 for the years ended December 31, 2025 and 2024, respectively, while non-compete agreements were in the amount of $413 and $1,650 for the years ended December 31, 2025 and 2024, respectively, there were other amounts of acquisition-related costs of $809 and $335 for the years ended December 31, 2025 and 2024, respectively.

(2) Includes a one-time non-media revenue adjustment of ($4,254) in connection with an early termination settlement agreement with a media partner.

We present media margin, media margin as a percentage of revenue, adjusted EBITDA, adjusted net income (loss), and adjusted net income per share as supplemental measures of our financial and operating performance because we believe they provide useful information to investors. More specifically:

Media margin, as defined above, is a measure of the efficiency of the Company's operating model. We use media margin and the related measure of media margin as a percentage of revenue as primary metrics to measure the financial return on our media and related costs, specifically to measure the degree by which the revenue generated from our digital marketing services exceeds the cost to attract the consumers to whom offers are made through our services. Media margin is used extensively by our management to manage our operating performance, including evaluating operational performance against budgeted media margin and understanding the efficiency of our media and related expenditures. We also use media margin for performance evaluations and compensation decisions regarding certain personnel.

Adjusted EBITDA, as defined above, is another primary metric by which we evaluate the operating performance of our business, on which certain operating expenditures and internal budgets are based and by which, in addition to media margin and other factors, our senior management is compensated. The first three adjustments represent the conventional definition of EBITDA, and the remaining adjustments are items recognized and recorded under U.S. GAAP in particular periods but might be viewed as not necessarily coinciding with the underlying business operations for the periods in which they are so recognized and recorded. These adjustments include certain litigation and other related costs associated with legal matters outside the ordinary course of business.

Adjusted net income (loss), as defined above, and the related measure of adjusted net income (loss) per share exclude certain items that are recognized and recorded under U.S. GAAP in particular periods but might be viewed as not necessarily coinciding with the underlying business operations for the periods in which they are so recognized and recorded. We believe adjusted net income (loss) affords investors a different view of the overall financial performance of the Company than adjusted EBITDA and the U.S. GAAP measure of net income (loss).

Media margin, adjusted EBITDA, adjusted net income (loss), and adjusted net income (loss) per share are non-GAAP financial measures with certain limitations regarding their usefulness. They do not reflect our financial results in accordance with U.S. GAAP, as they do not include the impact of certain expenses that are reflected in our condensed consolidated statements of operations. Accordingly, these metrics are not indicative of our overall results or indicators of past or future financial performance. Further, they are not financial measures of profitability and are neither intended to be used as a proxy for the profitability of our business nor to imply profitability. The way we measure media margin, adjusted EBITDA, and adjusted net income (loss) may not be comparable to similarly titled measures presented by other companies and may not be identical to corresponding measures used in our various agreements.

Results of Operations

Summary

Year ended December 31, 2025 compared to year ended December 31, 2024:

- Revenue decreased 18% to $208.8 million, compared to $254.6 million.

- Net loss was $27.2 million, or $1.05 per share, compared to net loss of $29.3 million, or $1.80 per share. Net loss was positively affected in 2025 by one-time non-media revenue adjustment of $4.3 million in connection with an early termination settlement agreement with a commerce media partner.

- Gross profit (exclusive of depreciation and amortization) decreased 16% to $51.2 million, representing 25% of revenue for the year ended December 31, 2025, from $60.8 million, representing 24% of revenue for the year ended December 31, 2024. Gross profit (exclusive of depreciation and amortization) was positively affected in 2025 by a one-time non-media revenue adjustment of $4.3 million in connection with the early termination settlement agreement as described above.

- Media margin decreased 21% to $57.6 million, representing 27.6% of revenue for the year ended December 31, 2025, from $72.5 million, representing 28.5% of revenue for the year ended December 31, 2024.

- Adjusted EBITDA was negative $9.0 million, compared to negative $5.6 million.

- Adjusted net loss was $21.8 million, or $0.84 per share, compared to $18.5 million, or $1.14 per share.

27

The following tables show our results of operations for the periods presented and express the relationship of certain line items as a percentage of revenue for those respective periods:

(in thousands)		Year Ended December 31,			
		2025		2024	
Revenue	$	208,764	100%	$ 254,623	100%
Costs and expenses:					
Cost of revenue (exclusive of depreciation and amortization)		157,523	75.5	193,821	76.1
Sales and marketing		14,492	6.9	17,317	6.8
Product development		11,843	5.7	17,281	6.8
General and administrative		34,702	16.6	37,697	14.8
Depreciation and amortization		9,752	4.7	9,926	3.9
Goodwill impairment and impairment of intangible assets		774	0.4	2,241	0.9
Total costs and expenses		229,086	109.7	278,283	109.3
Loss from operations		(20,322)	(9.7)	(23,660)	(9.3)
Interest expense, net		(3,074)	(1.5)	(4,749)	(1.9)
Fair value adjustment of Convertible Notes, with related parties		(14)	(0.0)	(1,670)	(0.7)
Loss on early extinguishment of debt		(3,759)	(1.8)	(1,009)	(0.4)
Loss before income taxes		(27,169)	(13.0)	(31,088)	(12.2)
Income tax benefit		2	—	1,811	—
Net loss	$	(27,167)	(13.0)	$ (29,277)	(11.5)

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue.

(In thousands)		Year Ended December 31,		
		2025	2024	% Change
Revenue	$	208,764	$ 254,623	(18%)

For the year ended December 31, 2025 and 2024, revenue was comprised of owned and operated marketplaces of $94.5 million and $168.4 million, Commerce Media Solutions of $82.3 million and $41.3 million, and other streams of $32.0 million and $44.9 million, respectively. The decrease in owned and operated marketplaces revenue was mainly attributable to a decrease in media supply resulting from changes in our business practices to comply with the FTC Consent Order, which drove a reduction in spend from key clients across a variety of sectors. Partially offsetting that decline, our Commerce Media Solutions business added long-term contracts with new media partners which drove up revenue from advertiser clients in the Media & Entertainment and Retail & Consumer sectors aligned with the continued focus on growing this revenue stream. Within our other streams, we experienced a decrease related to the Call Solutions business driven by lower fourth quarter results related to competitive pressure in the healthcare sector. We expect year-over-year declines in the owned and operated marketplace to continue; however, we expect such declines to be more than offset by the continued growth of Commerce Media Solutions.

Cost of revenue (exclusive of depreciation and amortization).

(In thousands)		Year Ended December 31,		
		2025	2024	% Change
Cost of revenue (exclusive of depreciation and amortization)	$	157,523	$ 193,821	(19%)

For the year ended December 31, 2025 and 2024, cost of revenue (exclusive of depreciation and amortization) consisted of owned and operated media, fulfillment, and hosting costs of $74.5 million and $130.6 million, Commerce Media Solutions media, fulfillment, and hosting costs of $61.2 million and $27.0 million, and media hosting and other costs related to our other revenue streams of $21.8 million and $36.2 million, respectively. Our owned and operated marketplaces cost of revenue (exclusive of depreciation and amortization) primarily consists of media and related hosting costs associated with acquiring traffic from third-party publishers, digital media platforms, and influencers for our O&O Sites and fulfillment costs related to rewards earned by consumers. The decrease in O&O Sites media cost was largely attributable to the continued challenges in acquiring media due to changes in our business practices to comply with the FTC Consent Order. Cost of revenue (exclusive of depreciation and amortization) for O&O Sites increased as a percentage of revenue. Our Commerce Media Solutions cost of revenue consists of fees and revenue share payments made to media partners for ads served on their digital properties. The increase in cost of revenue (exclusive of depreciation and amortization) in Commerce Media Solutions was driven by increased impressions from new media partners added over the period. The increase was partly offset by the one-time benefit of $4.3 million related to an early termination settlement with a media partner. Cost of revenue (exclusive of depreciation and amortization) for Commerce Media Solutions increased as a percentage of revenue. The decrease in cost of revenue (exclusive of depreciation and amortization) for other revenue streams, which includes media costs, enablement and tracking costs related to our consumer data associated with our call centers, was attributable to minimal costs to support the Affordable Care Act business that ceased as of the third quarter of 2024 offset by an increase in costs related to the Call Solutions business as a result of changes in the regulatory environment and competitive pressure in the healthcare sector. Cost of revenue (exclusive of depreciation and amortization) for other revenue streams decreased as a percentage of revenue.

For the year ended December 31, 2025, overall cost of revenue (exclusive of depreciation and amortization) as a percentage of revenue decreased to 75.5%, compared to 76.1% for the year ended December 31, 2024.

In the normal course of executing paid media campaigns to source consumer traffic for our O&O Sites, we regularly evaluate new channels, strategies, and partners. For the year ended December 31, 2025, O&O Sites digital media spend continued to be a mix of affiliate traffic, paid media from major digital platforms, influencer activations, and inventory from strategic media partners. Traffic acquisition costs incurred with the major digital media platforms have historically been higher than other traffic sources and the mix and profitability of our media channels, strategies, and partners reflect evolving market dynamics and the increased compliance obligations from the FTC Consent Order. Although past levels of cost of revenue (exclusive of depreciation and amortization) as a percentage of revenue are not necessarily indicative of future percentages in the owned and operated businesses, we expect revenue share agreements in Commerce Media Solutions to create more stability in the long-term. Our cost of revenue related to the other business streams will decrease significantly in 2026 as a percentage of revenue as the Company sold the Call Solutions business as of January 31, 2026 and the remaining businesses that comprise other business streams operate at much higher margin.

Sales and marketing.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Sales and marketing	$ 14,492	$ 17,317	(16%)

For the years ended December 31, 2025 and 2024, sales and marketing expense consisted primarily of employee salaries and benefits of $11.4 million and $14.8 million, restructuring costs of $0.4 million and $0.6 million, advertising costs of $1.0 million and $0.6 million, professional fees of $0.6 million and $0.5 million, travel and entertainment expense of $0.3 million and $0.4 million, and non-cash share-based compensation expense of $0.5 million and $0.2 million, respectively. The decrease was primarily due to lower salaries and other employee-related costs driven by a decline in headcount, partly offset by an increase in advertising costs as a result of attending more conferences and seminars to grow Commerce Media Solutions and non-cash share-based compensation as a result of new grants.

Product development.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Product development	$ 11,843	$ 17,281	(31%)

For the years ended December 31, 2025 and 2024, product development expense consisted primarily of employee salaries and benefits of $8.3 million and $12.7 million, software license and maintenance costs of $1.4 million and $1.5 million, professional fees of $1.2 million and $1.6 million, non-cash share-based compensation expense of $0.3 million and $0.2 million and restructuring and severance costs of $0.2 million and $0.7 million, respectively. The decrease was primarily due to a decline in salaries driven by lower headcount and lower spend on IT-related vendors, and a decline in restructuring and severance costs as a result of the prior year period reductions in workforce, as described below.

General and administrative.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
General and administrative	$ 34,702	$ 37,697	(8%)

For the years ended December 31, 2025 and 2024, general and administrative expense consisted mainly of employee salaries and benefits of $15.3 million and $17.1 million, professional fees of $6.6 million and $6.3 million, office overhead of $3.7 million and $4.2 million, software license and maintenance costs of $3.2 million and $3.1 million, non-cash share-based compensation expense of $1.4 million and $1.5 million, acquisition-related costs of $1.1 million and $2.1 million, restructuring and severance costs of $0.8 million and $0.6 million and certain litigation and related costs of $0.3 million and $0.0 million, respectively. The decrease in general and administrative expenses was primarily related to the reduction in salaries and benefits due to lower headcount, a decrease in acquisition related costs mainly due to the restructuring of certain non-compete agreements related to the Call Solutions business and a decline in office overhead due to the amended lease agreement for the NYC headquarters as of April 2025. This was partially offset by an increase in professional fees associated with legal and accounting services, an increase in restructuring and severance costs, based on the reduction in workforce as described below, and an increase in legal costs outside of the normal course of business.

In each of the first three quarters of 2024 and the first and fourth quarter of 2025, we reduced our workforce by 20, 19, 29, 24, and 9 employees, respectively, to better align resources with our strategic initiatives. In connection with the first quarter 2024 reductions, we incurred $0.7 million in exit-related restructuring costs, consisting primarily of one-time termination benefits and associated costs, fully settled in cash by September 30, 2024. In connection with the second quarter 2024 reductions, we incurred $0.6 million in exit-related restructuring costs, consisting primarily of one-time termination benefits and associated costs, fully settled in cash by December 31, 2024. In connection with the third quarter 2024 reductions, we incurred $0.5 million in exit-related restructuring costs, consisting primarily of one-time termination benefits and associated costs, fully settled in cash by March 15, 2025. In connection with the first quarter of 2025 reductions, we incurred $1.3 million in exit-related restructuring costs, consisting primarily of one-time termination benefits and associated costs, to be fully settled in cash by March 31, 2026. In connection with the fourth quarter of 2025 reductions, we incurred $0.1 million in exit-related restructuring costs, consisting primarily of one-time termination benefits and associated costs fully settled in cash by December 31, 2025. Apart from these exit-related restructuring costs, these reductions in workforce have resulted in corresponding reductions in future salary and benefits within sales and marketing, product development, and general and administrative expenses.

Depreciation and amortization.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Depreciation and amortization	$ 9,752	$ 9,926	(2%)

The depreciation and amortization expense was relatively consistent for the years ended December 31, 2025 and 2024.

Goodwill impairment and write-off of intangible assets.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Goodwill impairment and impairment of intangible assets	$ 774	2,241	(65%)

The decrease was a result of different one-time write-offs and impairments in each of the reporting periods. In the current year period, the Fluent reporting unit recorded write-offs, which primarily consisted of software related to the cessation of a business unit. Whereas in the prior year period there was a $1.3 million goodwill impairment related to the All Other reporting unit and a $1.0 million impairment on our software developed for internal use related to the Fluent reporting unit and customer relationships related to the All Other reporting unit in the prior year period.

Interest expense, net.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Interest expense, net	$ 3,074	$ 4,749	(35%)

The decrease was driven by lower average outstanding balances and interest rates on the credit agreement (as amended, the "SLR Credit Agreement") by and among Fluent, LLC, as Borrower, the Company and certain subsidiaries of the Borrower as guarantors, and Crystal Financial LLC d/b/a SLR Credit Solutions, as administrative agent, lead arranger and bookrunner, and each other lender from time to time party thereto throughout the majority of 2025 as well as lower amortization of debt costs.

Fair Value adjustment of Convertible Notes with related parties.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Fair value adjustment of Convertible Notes, with related parties	$ 14	$ 1,670	(99%)

The decrease was due to a nominal unrealized loss related to the fair value of Convertible Notes entered into in the current year as compared to the prior year, generally due to the change in share price within those periods.

Loss on early extinguishment of debt.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Loss on early extinguishment of debt	$ 3,759	$ 1,009	273%

The increase was due to a $3.8 million loss on early extinguishment of debt related to the SLR Credit Facility on November 25, 2025 due on April 2, 2029, as compared to a $1.0 million loss on debt extinguishment related to the Citizens Credit Agreement on April 2, 2024 due on September 30, 2025 in the prior year.

Loss before income taxes.

(In thousands)	Year Ended December 31,		% Change
	2025	2024	
Loss before income taxes	$ (27,169)	$ (31,088)	(13%)

The decrease in loss before income taxes of $3.9 million was a result of the foregoing.

Income tax (loss) benefit.

(In thousands)	Year Ended December 31,		
	2025	2024	% Change
Income tax benefit	$ 2	$ 1,811	(100%)

For the twelve months ended December 31, 2025, the effective income tax rate of 0.0% differed from the statutory federal income tax rate of 21% primarily due to losses for which no tax benefit is recognized and is fully offset with a valuation allowance. For the twelve months ended December 31, 2024, our effective income tax rate of 5.8% was primarily due to losses for which no tax benefit is recognized and is fully offset with a valuation allowance, which was partly offset by the benefit of the reversal of uncertain tax positions from the prior year.

As of December 31, 2025 and 2024, we recorded full valuation allowances against our U.S. deferred tax assets. We intend to continue maintaining a full valuation allowance on our U.S. net deferred tax assets until there is sufficient evidence to support the release of all or some portion of the allowance. Release of some or all of the valuation allowance would result in the recognition of certain deferred tax assets and an increase in deferred tax benefit for any period in which such a release may be recorded; however, the exact timing and amount of any valuation allowance release are subject to change depending upon the level of profitability that the Company is able to achieve and the net deferred tax assets available.

Net loss.

(In thousands)	Year Ended December 31,		
	2025	2024	% Change
Net loss	$ (27,167)	$ (29,277)	(7%)

For the years ended December 31, 2025 and 2024, net loss was $27.2 million and $29.3 million, respectively, as a result of the factors described above.

Liquidity and Capital Resources

Cash flows and liquidity position

Cash flows used in operating activities. For the years ended December 31, 2025 and 2024, net cash used in operating activities was $1.5 million, compared to net cash used in operating activities of $14.1 million, respectively. Net loss in the current year period of $27.2 million represents a decrease of $2.1 million, as compared with net loss of $29.3 million in the prior period. Adjustments to reconcile net loss to net cash provided by operating activities of $18.1 million in the current year period remained consistent with the $18.1 million in the prior period, primarily due to a goodwill impairment of $0.0 million as compared to the goodwill impairment of $1.3 million in the prior period and the current year period loss on the fair value adjustment of Convertible Notes of $0.0 million compared to $1.7 million in prior period, mainly offset by loss on early extinguishment of debt of $3.8 million compared to $1.0 million in the prior period. There were changes in assets and liabilities generating cash of $7.6 million in the current year period, as compared with consuming cash of $2.9 million in the prior period, primarily due to ordinary‑course changes in working capital, largely involving the timing of receipt of amounts owing from clients and disbursements of amounts payable to vendors.

Cash flows used in investing activities. For the years ended December 31, 2025 and 2024, net cash used in investing activities was $6.4 million and $6.2 million, respectively. The slight increase was mainly due to the increase in investment in capitalized software in the current year period.

Cash flows provided by financing activities. For the years ended December 31, 2025 and 2024, net cash provided by financing activities was $10.8 million and $15.2 million, respectively. The decrease of $4.4 million in cash provided by financing activities was primarily due to a net reduction of short and long term debt of $6.4 million in the current year period compared to a $2.8 million reduction in the prior year, and $1.4 million higher net proceeds from the sales of equity and equity linked securities (including securities sold to related parties) in the prior year period compared to the current year period.

As of December 31, 2025, we had noncancelable operating lease commitments of $3.6 million and debt which had a $31.8 million principal balance.

As of December 31, 2025, we had cash, cash equivalents, and restricted cash of approximately $13.7 million, an increase of $3.0 million from $10.7 million as of December 31, 2024.

Going concern

We have experienced a continued decline in user registrations on our O&O Sites due to changes in traffic sourcing practices, regulatory constraints, and broader media supply challenges, which have reduced the availability of high-quality traffic and adversely affected our revenue and profitability. We do not expect registration volume to return to prior levels.

In response to these challenges, we have shifted our strategic focus toward scaling our Commerce Media Solutions business. While Commerce Media Solutions has demonstrated growth and operates under a different economic model that reduces exposure to certain media sourcing risks, it represents a relatively new and evolving component of our business. However, the success of this transition depends on our ability to onboard and retain media partners, achieve favorable economics under long-term agreements, and maintain advertiser demand, and there can be no assurance that this strategy will be successful.

Historically, we were unable to consistently meet our financial covenants under the SLR Credit Agreement described above, which restricted our borrowing capacity and created a risk of default and acceleration of our debt obligations, which we would not have had sufficient funds to repay. In November 2025, we entered into a Financing Agreement (as defined below) with Bay View to replace the SLR Credit Agreement. Under this Financing Agreement, there are no financial covenants that could cause non-compliance, and the facility provides up to $30.0 million, net, in advances on eligible account receivables. We have historically maintained a high collection rate on our accounts receivables. The facility is uncommitted and the advances are typically due within 120-days, leading to its classification as short-term. Although Bay View has indicated in writing its intention, absent an event of default, to continue purchasing eligible receivables in the ordinary course, and has a history of doing so under similar facilities with other customers, such funding remains subject to the discretion of Bay View and the terms and conditions of the Financing Agreement. If availability under the facility were reduced or if Bay View were to cease advancing, we could have insufficient funds to support our operations and meet our obligations as they come due unless we found another lender or purchaser of our receivables.

For the three months ended December 31, 2025, we met our forecast for revenue and net income. Management expects to continue to meet its forecast over the next twelve months from the date of filing, which will improve the likelihood of continued access to the Bay View facility and adequate liquidity to fund operations. However, we have a history of not meeting our forecasts, and any substantial deviations from our forecasts could adversely affect our liquidity and ability to access financing. Based upon the foregoing, management has concluded that there exists a substantial doubt about our ability to continue as a going concern.

On January 31, 2026, we completed the sale of our Call Solutions business, which we expect will improve cash flow by ceasing on-going losses related to that business and receiving monthly seller note payments of $0.1 million for 36 months. Further, we expect the transaction will enable us to reallocate resources to Commerce Media Solutions, which is forecasted to improve our results of operations and support liquidity.

In addition, we entered into an At-the-Market Issuance Sales Agreement for up to $11.2 million under which we may offer and sell shares of our common stock. Our ability to raise capital under this program, or through other financing sources, is subject to market conditions and other factors and may be limited or unavailable on acceptable terms, or at all.

Although management believes its plans in place will be sufficient and they will maintain access to the Bay View Facility, there is no guarantee such plans will be successful or have the expected benefits. As a result, management has concluded that there exists a substantial doubt about our ability to continue as a going concern for one year after the date of issuance of this 2025 Form 10-K, and our independent registered public accounting firm included in its opinion for the year ended December 31, 2025 an explanatory paragraph expressing substantial doubt in our ability to continue as a going concern. Our financial statements as of December 31, 2025 did not include any adjustments that might result from the outcome of this uncertainty.

If our expected facility becomes limited by the lender or our business does not perform to expectations, we may need to consider other strategic alternatives, including seeking additional equity or debt financing, reducing or delaying our business activities and strategic initiatives, selling assets, or other measures. See Item 1A. Risk Factors —— "There is substantial doubt about our ability to continue as a going concern." for further information about the risks of these strategic alternatives.

Capital resources and cash requirements

Our sources of capital include cash on hand, cash from operations to the extent available, and borrowings from the Financing Agreement (as defined below) to the extent available. We have no other committed sources of capital.

Our material cash requirements from known contractual and other obligations consist of our term loan and obligations under operating leases for office space. For more information regarding our Financing Agreement, refer to Note 8 of the Notes to our consolidated financial statements included in this 2025 Form 10-K. For more information regarding our lease obligations, refer to Note 4 of the Notes to our consolidated financial statements included in this 2025 Form 10-K.

Our future cash requirements will depend on many factors, including employee-related expenditures from expansion of our headcount, costs to support the growth in our client and partner accounts and continued client expansion, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced solutions, features, and functionality, and litigation. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, technologies, and intellectual property rights. In order to finance such acquisitions or investments, it may be necessary for us to raise additional funds through public or private financings or draw upon our facility. In the past, we have been able to secure funding from our officers, directors and the largest stockholder of our Company and have entered into an At-the-Market Issuance Sales Agreement to offer and sell our shares of common stock. However, if we do not meet the conditions to draw on the facility, or additional financing is not accessible from outside sources, we may not be able to raise additional capital on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.

Financing Agreement

On November 25, 2025, the Company, and its affiliates Fluent, LLC, Fluent Media Labs, LLC and AdParlor, LLC, each a wholly owned subsidiary of the Company (together with the Company, the "Borrower"), entered into an Accounts Receivable Finance Agreement (the "Financing Agreement") with CSNK Working Capital Finance Corp. d/b/a Bay View Funding ("Bay View").

Under the Financing Agreement, Bay View may extend financing to the Company based on eligible domestic and foreign accounts receivable, provided that the amount of advances thereon shall not exceed the lesser of a maximum credit of $30 Million (the "Maximum Credit") or an amount equal to the sum of all advances less any funds received by Bay View pursuant to the Financing Agreement over the collection amounts adjusted for fees that is maintained in a reserve account. All collections of the financed receivables go directly to Bay View and are applied to the Company's obligations. The transfer of the receivables was recorded as secured borrowings in accordance with ASC 860, Transfers and Servicing ("ASC 860"), with the receivables remaining on the balance sheet as a current asset. As of December 31, 2025, the Financing Agreement had a balance of $31.3 million, which was recorded within current liabilities as the underlying receivables are typically due within 120-days and Bay View may require repayment of amounts outstanding beyond that period. In addition, the Company had $2.3 million in the reserve with Bay View as of December 31, 2025, which was included in its prepaid and other current assets.

The Financing Agreement has an initial term of 36 months (the "Initial Term") and renews automatically for additional 12-month periods unless terminated in accordance with its terms. The Company is required to pay a facility fee in the amount of 0.50% of the Maximum Credit as of November 25, 2025 and then annually a 0.33% of the Maximum Credit as well as a finance charge based on prime plus 2.0% based on the average balance outstanding during the month. In addition, the Company will be required to pay certain administrative fees. The finance rate shall increase or decrease monthly but not be less than 8.75% for the first year from the initial funding date, 8.50% for the second year of the Initial Term and 8.25% for the third year of the Initial Term. As of December 31, 2025, the finance charge rate was 9.0%. The total cost of the Financing Agreement for the year ended December 31, 2025 was $0.3 million, and was included in interest expense on the consolidated statement of operations. In addition, amortization of the debt discount for the year ended December 31, 2025 was de minimis and was included in interest expense on the consolidated statement of operations.

The Company's obligations under the Financing Agreement are secured by a security interest in substantially all of the Company's assets.

The Financing Agreement contains customary representations, warranties, covenants and events of default, including repurchase obligations with respect to certain receivables.

Sales of securities

On March 19, 2025, the Company issued pre-funded warrants to purchase up to 2,332,104 shares of the Company's common stock, at a purchase price of $2.174 per warrant. The aggregate gross proceeds totaled $5.1 million before deducting offering expenses payable by the Company. See Note 11, *Equity,* in the Notes to the consolidated financial statements.

On May 15, 2025, the Company issued (i) pre-funded warrants to purchase up to 1,829,956 shares of the Company's common stock at a purchase price of $2.1995 per warrant and (ii) common stock warrants to purchase up to 1,829,956 shares of the Company's common stock. The aggregate gross proceeds totaled $4.0 million before deducting offering expenses payable by the Company. See Note 11, *Equity,* in the Notes to the consolidated financial statements.

On August 19, 2025, the Company issued (i) 3,542,856 shares of common stock, (ii) pre-funded warrants to purchase up to 2,328,571 shares of the Company's common stock, and (iii) common stock warrants to purchase up to 5,871,427 shares of the Company's common stock. Each share of common stock and accompanying common stock warrant was sold together at a purchase price of $1.75 per share and accompanying warrant, and each pre-funded warrant and accompanying common stock warrant was sold together at a purchase price of $1.7495 per pre-funded warrant and accompanying warrant. The aggregate gross proceeds totaled $10.3 million before deducting offering expenses payable by the Company. See Note 11, *Equity,* in the Notes to the consolidated financial statements.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, recoverability of the carrying amounts of intangible assets, fair value of Convertible Notes, share-based compensation, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. All amounts below are presented in thousands.

We believe the following critical accounting estimates govern our more significant judgments and estimates used in the preparation of our consolidated financial statements. Further details of the Company's accounting policies are available in Item 8, Financial Statements and Supplementary Data, Note 2, *Summary of significant accounting policies*, in the Notes to the consolidated financial statements.

Revenue recognition

Data and performance-based marketing revenue

Revenue is recognized when control of goods or services is transferred to customers, in amounts that reflect the consideration we expect to be entitled to in exchange for those goods or services, based on our performance obligation. Our customers simultaneously receive and consume the benefits provided, as we satisfy our performance obligations. Furthermore, we elected the "right to invoice" practical expedient available within ASC 606-10-55-18 as the measure of progress, because we have a right to payment from a customer in an amount that corresponds directly with the value of the performance completed to date.

When there is a delay between the period in which revenue is recognized and when a customer invoice is issued, revenue is recognized and the related amounts are recorded as unbilled revenue within accounts receivable on the consolidated balance sheets. In line with industry practice, the unbilled revenue balance is recorded based on our internally tracked conversions, net of estimated variances between this amount and the amount tracked and subsequently confirmed by customers. Substantially all amounts included within the unbilled revenue balance are invoiced to customers within the month directly following the period of service. Our historical estimates related to unbilled revenue have not differed materially from actual invoiced revenue; however, there is a possibility that invoiced revenue may differ materially from estimates and may impact our consolidated financial statements in future periods.

Commission revenue

We, acting as the agent, recognize commission revenue in the amount expected to be received from the insurance provider when we submit the initial policy application. Further, we apply the practical expedient to estimate the commission revenue for each insurance policy by applying the use of the portfolio approach to policies grouped together by product type and period submitted for effectuation.

The commission revenue is variable based on a policy's estimated lifetime value ("LTV"), we expect the policy will remain effective based on historical trends, industry data, expectations as to future retention rates, and average commission rates, based on the expected value method. Further, we consider the application of constraints to the LTV and only recognize the amount of variable consideration believed probable to be received that will not be subject to a significant revenue reversal in the future. As the timeframe of the policy is expected to be greater than a year, a re-assessment of the estimated LTV based on updated data due to experience, industry changes, and/or commission rate changes, could result in an increase or decrease in revenue and corresponding asset in the period the change is made, and materially impact our consolidated financial statements.

Convertible Notes, at fair value with related parties

We evaluated the terms of our Convertible Notes to determine whether the debt instrument contained an embedded derivative, and therefore a hybrid instrument, in which then the fair value option can be elected. The determination is based on judgment when considering the terms of the agreement. To then determine the fair value of the Convertible Notes, we considered the length of the term until conversion and then applied a discount rate based on that. We then applied the Black Scholes methodology to determine the conversion date stock price based on assumptions for volatility, risk free-rate, the current stock price, and term, noting that if any of these assumptions were to change driven by macroeconomic factors as well as Company specific results, the impact to the fair value may be significant. As such, we concluded that its fair value at inception was $4,160, which was adjusted to $3,734 as of December 31, 2025.

Income taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, which requires the use of the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation allowances are provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized, which is based on our review of historical results and forecasts.

Further, we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs and we consult with external tax counsel as appropriate. We accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of other expenses, respectively, in the consolidated statements of operations. Changes in recognition or measurement are based on factors, including but not limited to, change in known facts and circumstances, changes in tax law, and new guidance and interpretation, all of which could result in a change in our income tax, which could materially impact our consolidated financial statements in future periods.

Contingencies

We account for contingencies in accordance with ASC 450, *Contingencies*, by accruing a loss contingency if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability and the ability to reasonably estimate the amount of any such loss. If the probability changes or the estimates used are incorrect, we may need to record adjustments to our contingencies, which could materially impact our consolidated financial statements in future periods. In the ordinary course of business, we are subject to loss contingencies that cover a range of matters.

Recently Issued Accounting Standards

See Note 2, *Summary of significant accounting policies,* under the caption *"(r) Recently issued and adopted accounting standards"* in the Notes to consolidated financial statements for further information on certain accounting standards that have been adopted during 2025 or that have not yet been required to be implemented and may be applicable to our future operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is not required to provide the information required by this Item as it is a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act.

Item 8. Financial Statements and Supplementary Data.

Our consolidated financial statements and the Notes thereto, together with the report thereon of our independent registered public accounting firm, are filed as part of this report, beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) as of December 31, 2025. We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), the Company's Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2025 and concluded they were effective as of that date.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management, under the supervision of and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with the U.S. GAAP as of the end of the period covered by this 2025 Form 10-K.

This 2025 Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the SEC's "non-accelerated filer" rules that permit the Company to provide only management's assessment report for the year ended December 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

During our last fiscal quarter ended December 31, 2025, none of our directors or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated by reference to the definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) List of documents filed as part of this report:

1. Financial Statements: The information required by this item is contained in Item 8 of this Form 10-K.

2. Financial Statement Schedules: The information required by this item is included in the consolidated financial statements contained in Item 8 of this Form 10-K.

3. Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this Form 10-K.

Exhibit No.	Description	Filed Herewith
3.1	Certificate of Domestication (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed March 26, 2015).	
3.2	Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed March 26, 2015).	
3.3	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 26, 2016).	
3.4	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 16, 2018).	
3.5	Amended and Restated Bylaws of Fluent, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on February 19, 2019).	
3.6	Certificate of Amendment to the Certificate of Incorporation of Fluent, Inc., (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 12, 2024).	
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed April 16, 2018).	
4.2	Form of Additional Warrants (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed October 17, 2017).	
4.3	Description of Securities.	X
4.4	Form of Pre-Funded Warrant, dated as of November 29, 2024 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 2, 2024).	
4.5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 in the Company's Current Report on Form 8-K filed March 21, 2025).	
4.6	Form of Pre-Funded Warrant dated May 15, 2025 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed on May 16, 2025).	
4.7	Form of Common Stock Warrant dated May 15, 2025 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q on May 16, 2025).	
4.8	Form of Pre-Funded Warrant dated August 19, 2025 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).	
4.9	Form of Common Stock Warrant dated August 19, 2025 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025)	
10.1	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 15, 2023).	
10.2+	Form of Restricted Stock Unit Agreement under IDI Inc.'s 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed August 14, 2015).	
10.3+	Form of Non-qualified Stock Option Agreement under IDI Inc.'s 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed August 14, 2015).	
10.4+	2015 Stock Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A filed on April 30, 2015).	
10.5+	Amendment to IDI, Inc. 2015 Stock Incentive Plan, effective June 1, 2016 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement Form S-8 filed on June 3, 2016).	
10.6+	Employment Agreement, dated as of January 8, 2018, by and between Fluent, LLC and Donald Patrick (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on March 27, 2018).	
10.7+	Amendment to IDI, Inc. 2015 Stock Incentive Plan, effective January 8, 2018 (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed on April 6, 2018).	
10.8+	Fluent, Inc. 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 8, 2018).	
10.9+	Employment Agreement, dated as of September 11, 2018, by and between Fluent, Inc. and Ryan Schulke (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on September 12, 2018).	
10.10+	Employment Agreement, dated as of September 11, 2018, by and between Fluent, Inc. and Matthew Conlin (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed on September 12, 2018).	
10.11+	Fluent, Inc. 2022 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 10, 2022).	
10.12+	Form of Restricted Stock Unit Award Grant Notice (2022 Long Term Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 21, 2023).	
10.13+	Form of Restricted Stock Unit Award Grant Notice (2022 Omnibus Equity Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed August 21, 2023).	
10.14+	Form of 2022 Performance Share Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed August 21, 2023).	

| 10.15+ | Form of Stock Option Grant Notice and Option Agreement (2022 Omnibus Equity Incentive Plan) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed August 21, 2023). |
| 10.16** | Form of Securities Purchase Agreement, dated as of May 13, 2024, by and between Fluent, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 15, 2024). |

10.17	Form of Pre-Funded Warrant, dated as of May 13, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 15, 2024).
10.18	Form of Support Agreement, dated as of May 13, 2024, by and among Fluent, Inc. and the parties thereto (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed May 15, 2024).
10.19	Form of Securities Purchase Agreement, dated as of August 19, 2024, by and between Fluent, Inc. and the purchaser party thereto (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed August 19, 2024).
10.20	Form of Convertible Subordinated Promissory Note, dated as of August 19, 2024 (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed August 19, 2024).
10.21+	Employment Agreement, by and between Fluent, Inc. and Ryan Perfit, dated September 1, 2024 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed November 15, 2024).
10.22***	Form of Registered Direct Purchase Agreement, dated as of November 29, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 2, 2024).
10.23***	Form of Placement Agency Agreement, dated as of November 29, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 2, 2024).
10.24***	Form of Private Placement Purchase Agreement, dated as of November 29, 2024, by and between Fluent, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 2, 2024).
10.25	Form of Support Agreement, dated as of November 29, 2024, by and among Fluent, Inc. and the parties thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 2, 2024).
10.26***	Form of Securities Purchase Agreement, by and among Fluent, Inc. and the purchaser parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 21, 2025).
10.27	Form of First Amendment to Support Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 21, 2025).
10.28***	Form of Securities Purchase Agreement by and between Fluent Inc. and the purchaser parties thereto (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on May 16, 2025).
10.29	Form of Support Agreement by and among Fluent, Inc. and the parties thereto (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on May 16, 2025).
10.30+	Amendment No. 1 to Fluent, Inc. 2022 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.31	Letter Agreement to Credit Agreement, dated as of January 30, 2025, by and between Crystal Financial LLC D/B/A SLR Credit Solutions, Crystal Financial SPV LLC, and Fluent, LLC (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed on March 31, 2025).
10.32	Letter Agreement to Credit Agreement, dated as of March 3, 2025, by and between Crystal Financial LLC D/B/A SLR Credit Solutions, Crystal Financial SPV LLC, and Fluent, LLC (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K filed on March 31, 2025).
10.33	Letter Agreement to Credit Agreement, dated as of July 30, 2025, by and among Fluent, LLC, Crystal Financial LLC d/b/a SLR Credit Solutions, and Crystal Financial SPV LLC (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.34	Letter Agreement to Credit Agreement, dated as of August 14, 2025, by and among Fluent, LLC, Crystal Financial LLC d/b/a SLR Credit Solutions, and Crystal Financial SPV LLC (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.35***	Fifth Amendment to Credit Agreement, dated as of August 15, 2025, by and among Fluent, LLC, Fluent, Inc., the Guarantors, Crystal Financial LLC d/b/a SLR Credit Solutions, and Crystal Financial SPV LLC (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.36***	Form of Securities Purchase Agreement, dated as of August 19, 2025 by and among Fluent, Inc. and the purchaser parties thereto (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.37	Form of Support Agreement, dated as of August 19, 2025 by and among Fluent, Inc. and the parties thereto (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.38***	Form of Registration Rights Agreement, dated as of August 19, 2025 by and among Fluent, Inc. and the purchasers parties thereto (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed on August 19, 2025).
10.39+	Fluent, Inc. Equity Participation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 24, 2025).
10.40+	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 24, 2025).
10.41	Accounts Receivable Finance Agreement, dated November 25, 2025, by and between Fluent, LLC, Fluent, Inc. and CSNK Working Capital Finance Corp. d/b/a Bay View Funding, (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 2, 2025).

39

14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K filed on March 13, 2020).	
19.1	Form of Insider Trading Policy	X
21.1	Subsidiaries of Fluent, Inc.	X
23.1	Consent of Grant Thornton LLP.	X
31.1	Certification of Chief Executive Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
31.2	Certification of Chief Financial Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
32.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
97.1	Fluent, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on April 2, 2024)	
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

+	Management contract or compensatory plan or arrangement
*	This certification is deemed not filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.
**	Certain of the schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10). The Company hereby undertakes to furnish supplementally a copy of all omitted schedules to the SEC upon its request.
***	Certain of the schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company hereby undertakes to furnish supplementally a copy of all omitted schedules to the SEC upon its request.

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 31, 2026

FLUENT, INC.

By: /s/ Donald Patrick
Donald Patrick
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald Patrick Donald Patrick	Chief Executive Officer (Principal Executive Officer)	March 31, 2026
/s/ Ryan Perfit Ryan Perfit	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2026
/s/ Ryan Schulke Ryan Schulke	Chairman and Chief Strategy Officer	March 31, 2026
/s/ Matthew Conlin Matthew Conlin	Chief Customer Officer and Director	March 31, 2026
/s/ Don Mathis Don Mathis	Lead Director	March 31, 2026
/s/ Barbara Kohn Barbara Kohn	Director	March 31, 2026
/s/ David Graff David Graff	Director	March 31, 2026
/s/ Richard Pfenniger Richard Pfenniger	Director	March 31, 2026
/s/ James P. Geygan James P. Geygan	Director	March 31, 2026

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

F-1

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Shareholders
Fluent, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Fluent, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred historical losses, including a net loss of $27.2 million during the year ended December 31, 2025, and the Company is dependent on availability under an Accounts Receivable Finance Agreement. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Evaluation of revenue recognition related to the Fluent reporting segment
As described in Notes 2 and 13 to the financial statements, and disclosed in the consolidated statements of operations, the Company recorded $208.8 million of total revenues for the year ended December 31, 2025, of which $201.5 million related to the Fluent reporting segment.

The Company's performance obligation for revenues related to the Fluent reporting segment is typically to (1) deliver data records, based on predefined qualifying characteristics specified by the customer or (2) generate conversions, based on predefined user actions and subject to certain qualifying characteristics specified by the customer. We identified revenue recognition related to Fluent reporting segment as a critical audit matter.

F-2

The principal considerations for our determination that revenue recognition related to the Fluent reporting segment is a critical audit matter are (1) the significant level of audit effort required to evaluate the sufficiency and appropriateness of audit evidence when examining the Company's customer confirmations in combination with cash receipts and other supporting evidence; and (2) evaluating the nature and extent of audit evidence obtained for new revenue contracts or amendments to existing contracts, which require subjective auditor judgement because of the nature of the Company's revenue contracts in the Fluent reporting segment and the extent of reliance on third‑party evidence.

Our audit procedures related to the evaluation of revenue recognition related to the Fluent reporting segment included the following, among others:

- We obtained an understanding of the design of key controls over the Company's revenue recognition process.
- For a sample of revenue transactions, we performed detailed transaction testing by (1) agreeing the amount recognized to source documentation; (2) comparing the amount of revenue recognized to third‑party customer confirmations obtained by the Company; and (3) comparing the amount of revenue recognized to subsequent cash remittance advice or obtaining direct third‑party confirmations.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2015.

New York, New York
March 31, 2026

FLUENT, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	December 31, 2025		December 31, 2024
ASSETS:			
Cash and cash equivalents	$ 12,935	$	9,439
Accounts receivable, net of allowance for credit losses of $163 and $487, respectively	46,735		46,532
Prepaid expenses and other current assets	7,799		8,729
Current restricted cash	—		1,255
Total current assets	67,469		65,955
Non-current restricted cash	710		—
Property and equipment, net	104		304
Operating lease right-of-use assets	2,859		1,570
Intangible assets, net	17,276		21,797
Other non-current assets	715		3,991
Total assets	$ 89,133	$	93,617
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Accounts payable	$ 7,200	$	8,776
Accrued expenses and other current liabilities	25,163		21,905
Deferred revenue	721		556
Short-term debt, net	30,846		31,609
Current portion of operating lease liability	1,104		1,836
Total current liabilities	65,034		64,682
Long-term debt, net	—		250
Convertible Notes, at fair value with related parties	3,734		3,720
Operating lease liability, net	1,985		9
Other non-current liabilities	168		1
Total liabilities	70,921		68,662
Contingencies (Note 15)			
Shareholders' equity:			
Preferred stock — $0.0001 par value, 10,000,000 Shares authorized; Shares outstanding — 0 shares for both periods	—		—
Common stock — $0.0005 par value, 200,000,000 Shares authorized; Shares issued — 30,404,779 and 20,791,431, respectively; and Shares outstanding — 29,636,184 and 20,022,836, respectively	53		47
Treasury stock, at cost — 768,595 and 768,595 shares, respectively	(11,407)		(11,407)
Additional paid-in capital	467,528		447,110
Accumulated deficit	(437,962)		(410,795)
Total shareholders' equity	18,212		24,955
Total liabilities and shareholders' equity	$ 89,133	$	93,617

See notes to consolidated financial statements

F-4

FLUENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share data)

	Year Ended December 31,	
	2025	2024
Revenue	$ 208,764	$ 254,623
Costs and expenses:		
Cost of revenue (exclusive of depreciation and amortization)	157,523	193,821
Sales and marketing	14,492	17,317
Product development	11,843	17,281
General and administrative	34,702	37,697
Depreciation and amortization	9,752	9,926
Goodwill and intangible assets impairment	774	2,241
Total costs and expenses	229,086	278,283
Loss from operations	(20,322)	(23,660)
Interest expense, net	(3,074)	(4,749)
Fair value adjustment of Convertible Notes, with related parties	(14)	(1,670)
Loss on early extinguishment of debt	(3,759)	(1,009)
Loss before income taxes	(27,169)	(31,088)
Income tax benefit	2	1,811
Net loss	$ (27,167)	$ (29,277)
Basic and diluted loss per share:		
Basic	$ (1.05)	$ (1.80)
Diluted	$ (1.05)	$ (1.80)
Weighted average number of shares outstanding:		
Basic	25,970,637	16,259,943
Diluted	25,970,637	16,259,943

See notes to consolidated financial statements

F-5

FLUENT, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in thousands, except share data)

	Common stock		Treasury stock		Additional paid-in capital	Accumulated deficit	Total shareholders' equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	14,384,936	$ 43	768,595	$(11,407)	$ 427,286	$ (381,518)	$ 34,404
Vesting of restricted stock units and issuance of stock under incentive plans	319,933	1	—	—	(1)	—	—
Share-based compensation	—	—	—	—	2,011	—	2,011
Issuance of pre-funded warrants	—	—	—	—	12,628		12,628
Exercise of pre-funded warrants	3,602,976	2	—	—	(2)	—	—
Registered Direct Offering	2,483,586	1	—	—	5,188	—	5,189
Net loss	—	—	—	—	—	(29,277)	(29,277)
Balance at December 31, 2024	20,791,431	$ 47	768,595	$(11,407)	$ 447,110	$ (410,795)	$ 24,955
Vesting of restricted stock units and issuance of stock under incentive plans	485,276	1	—	—	(1)	—	—
Share-based compensation expense	—	—	—	—	1,919	—	1,919
Issuance of common stock, pre-funded warrants and common stock warrants	3,542,856	2	—	—	18,503	—	18,505
Exercise of pre-funded warrants	5,585,216	3	—	—	(3)	—	—
Net loss	—	—	—	—	—	(27,167)	(27,167)
Balance at December 31, 2025	30,404,779	$ 53	768,595	$(11,407)	$ 467,528	$ (437,962)	$ 18,212

See notes to consolidated financial statements

F-6

FLUENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,	
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (27,167)	$ (29,277)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	9,752	9,926
Non-cash loan amortization expense	666	1,371
Non-cash gain on contingent consideration	—	(250)
Non-cash loss on early extinguishment of debt	3,759	1,009
Share-based compensation expense	2,246	1,970
Fair value adjustment of Convertible Notes, with related parties	14	1,670
Goodwill impairment	—	1,261
Impairment of intangible assets	774	980
Non-cash loss on asset write-off	698	—
Allowance for credit losses	53	401
Deferred income taxes	140	(276)
Changes in assets and liabilities, net of business acquisition:		
Accounts receivable	(256)	9,473
Prepaid expenses and other current assets	3,142	(3,211)
Other non-current assets	2,981	(51)
Operating lease assets and liabilities, net	(47)	(325)
Accounts payable	(1,576)	(2,178)
Accrued expenses and other current liabilities	3,189	(5,878)
Deferred revenue	165	313
Other	(1)	(1,032)
Net cash used in operating activities	(1,468)	(14,104)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capitalized costs included in intangible assets	(6,297)	(6,198)
Acquisition of property and equipment	(69)	(13)
Net cash used in investing activities	(6,366)	(6,211)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of short and long term debt	103,341	65,440
Repayments of long-term debt	(109,733)	(68,228)
Equity financing costs	(865)	—
Debt financing costs	(1,328)	(1,875)
Proceeds from issuance of common stock and warrants	19,370	12,627
Proceeds from exercise of warrants	—	2
Proceeds from Convertible Notes, with related parties	—	2,050
Proceeds from Direct Offering	—	5,750
Fees for Direct Offering	—	(561)
Net cash provided by financing activities	10,785	15,205
Net increase (decrease) in cash, cash equivalents, and restricted cash	2,951	(5,110)
Cash, cash equivalents, and restricted cash at beginning of period	10,694	15,804
Cash, cash equivalents, and restricted cash at end of period	$ 13,645	$ 10,694
SUPPLEMENTAL DISCLOSURE INFORMATION		
Cash paid for interest	$ 2,636	$ 3,553
Cash refunded for income taxes, net	(69)	(323)
Share-based compensation capitalized in intangible assets	37	48
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Long-term debt issuance	$ —	$ 2,000
Consideration for True North	—	989

See notes to consolidated financial statements

F-7

FLUENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data)

1. Principal activities and organization

Principal activities

Fluent, Inc. ("Fluent," or the "Company"), a Delaware corporation, is an industry leader in digital marketing services. The Company primarily performs customer acquisition services by operating highly scalable digital marketing campaigns, through which the Company connects its advertiser clients with consumers they are seeking to reach. The Company accesses these consumers through both its owned and operated digital media properties and Commerce Media Solutions marketplace. Since 2024, the Company has delivered data and performance-based acquisition services for approximately 400 consumer brands, direct marketers, and agencies across a wide range of industries, including Media & Entertainment, Financial Products & Services, Health & Life Sciences, Retail & Consumer, and Staffing & Recruitment.

2. Summary of significant accounting policies

(a) Basis of preparation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (the "SEC").

From time to time, the Company may enter into relationships or investments with other entities, and, in certain instances, the entity in which the Company has a relationship or investment may qualify as a variable interest entity ("VIE"). The Company consolidates a VIE in its financial statements if the Company is deemed to be the primary beneficiary of the VIE. The primary beneficiary is the party that has the power to direct activities that most significantly impact the operations of the VIE and has the obligation to absorb losses or the right to benefits from the VIE that could potentially be significant to the VIE.

Principles of consolidation

All significant transactions among the Company and its subsidiaries have been eliminated upon consolidation.

Going concern

In accordance with Accounting Standards Codification ("ASC") 205-40, Presentation of Financial Statements – Going Concern, management must evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date these accompanying audited consolidated financial statements are issued (the "issuance date"). As part of this evaluation, management may consider the potential mitigating impact of its plans that have not been fully implemented as of the issuance date if (a) it is probable that management's plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date.

The Company has experienced declining revenue and profitability, driven by difficulties in sourcing traffic for the owned and operated digital media properties ("O&O Sites") as a result of the FTC Consent Order (as defined in Note 15, *Contingencies*) coupled with the ongoing investment in building a commerce media business. Consequently, the Company was unable to consistently meet its financial covenants under the SLR Credit Agreement (as defined and discussed in Note 8, *Debt, net*) and was restricted to a limited borrowing base, and any future non-compliance with the financial covenants under the SLR Credit Agreement could have resulted in default and accelerated the maturity of the borrowing, which the Company would not have had sufficient funds to repay.

In response to these challenges, the Company has shifted its strategic focus toward scaling its Commerce Media Solutions business. While Commerce Media Solutions has demonstrated growth and operates under a different economic model that reduces exposure to certain media sourcing risks, it represents a relatively new and evolving component of the Company's business. However, the success of this transition depends on the Company's ability to onboard and retain media partners, achieve favorable economics under long-term agreements, and maintain advertiser demand, and there can be no assurance that this strategy will be successful.

On November 25, 2025, the Company entered into a Financing Agreement with Bay View (as defined in and discussed in Note 8, *Debt, net*) to replace the SLR Credit Agreement. Under this Financing Agreement, there are no financial covenants that would cause non-compliance and the facility provides up to $30,000, net, in advances on eligible account receivables. The Company has historically maintained a high collection rate on its accounts receivables. The facility is uncommitted and the advances are typically due within 120-days, leading to its classification as short-term. Although Bay View has indicated in writing its intention, absent an event of default, to continue purchasing eligible receivables in the ordinary course, such funding remains subject to the discretion of Bay View and the terms and conditions of the Financing Agreement. If availability under the facility were reduced or if Bay View were to cease advancing, the Company could have insufficient funds to support its operations and meet its obligations as they come due unless it found another lender or purchaser of our receivables. Based upon the foregoing, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern.

For the three months ended December 31, 2025, the Company met its forecast for revenue and net income. Management expects to continue to meet its forecast over the next twelve months from the date of filing, which will improve the likelihood of continued access to the Bay View facility and adequate liquidity to fund operations. However, the Company has a history of not meeting its forecast and any substantial deviations from such forecasts could adversely affect the Company's liquidity and ability to access financing.

On January 31, 2026, the Company completed the sale of its Call Solutions business. See Note 16, *Subsequent Events*, below. As a result of this sale, management expects to improve cash flow by ceasing on-going losses related to that business and receiving monthly seller note payments of $100 for 36 months. Further, the Company expects the transaction will enable the Company to reallocate resources to Commerce Media Solutions, which is forecasted to improve the Company's results of operations and support liquidity.

In addition, on December 31, 2025, the Company entered into an At-The-Market Issuance Sales Agreement (the "ATM Agreement") for up to $11,200 under which the Company may offer and sell its shares of common stock. The Company's ability to raise capital under this program, or through other financing sources, is subject to market conditions and other factors and may be limited or unavailable on acceptable terms, or at all.

Although management believes its plans in place will be sufficient and that they will maintain access to the Bay View Facility, there is no guarantee such plans will be successful or have the expected benefit. As a result, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern for one year after the date of issuance of this Annual Report on Form 10-K.

(b) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the allowance for credit losses, useful lives of intangible assets, recoverability of the carrying amounts of goodwill and intangible assets, the portion of revenue subject to estimates for variances between internally-tracked conversions and those confirmed by the customer, the variable commission revenue based on the estimated lifetime value ("LTV"), purchase accounting, consolidation of variable interest entity, fair value of Convertible Notes with related parties based on input assumptions, shared-based compensation and income tax provision. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from these estimates.

(c) Cash, cash equivalents, and restricted cash

Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Restricted cash had included a separately maintained cash account, required under the terms of a lease agreement the Company entered into on October 10, 2018 for office space in New York City and amended as of April 15, 2025.

The Company's cash and cash equivalents are held in major financial institutions located in the United States, which have high credit ratings. As of December 31, 2025 and 2024, cash and cash equivalents were available for use in servicing the Company's debt obligations and general operating purposes.

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist principally of cash investments. The Company places its temporary cash instruments with highly rated financial institutions within the United States, and, at times, may maintain balances in such institutions in excess of the $250 thousand U.S. Federal Deposit Insurance Corporation insurance limit. The Company monitors the credit ratings of its financial institutions to mitigate this risk.

(d) Accounts receivable and allowance for credit losses

Accounts receivables are due from customers, which are generally unsecured, and consist of amounts earned but not yet collected. None of the Company's accounts receivable bear interest.

The allowance for credit losses is management's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Management determines this allowance based on reviews of customer-specific facts and circumstances along with an application of a percentage against the balance based upon aging and historic charge offs. Management also evaluates the macroeconomic environment to determine if any additional adjustments are needed. Account balances are charged off against the allowance for credit losses after all customary means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have off-balance sheet credit exposure related to its customers.

Movements within the allowance for credit losses consist of the following:

| (In thousands) | Year Ended December 31, | |
	2025	2024
Beginning balance	$ 487	231
Charges to expenses	53	401
Write-offs	(377)	$ (145)
Ending balance	$ 163	$ 487

(e) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Expenditures for maintenance, repairs and minor renewals are charged to expense in the period incurred. Betterments and additions are capitalized. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured. The estimated useful lives of property and equipment are as follows:

	Years
Computer and network equipment	5
Furniture, fixtures, and office equipment	7
Leasehold improvements	6 - 7

Assets to be disposed of, and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. When items of property and equipment are retired or otherwise disposed of, loss or income on disposal is recorded for the difference between the net book value and proceeds received therefrom.

(f) Intangible assets other than goodwill

The Company's intangible assets are initially capitalized based on actual costs incurred, acquisition cost, or fair value if acquired as part of a business combination. These intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which are the periods over which these assets are expected to contribute directly or indirectly to the future cash flows of the Company. The Company's intangible assets represent purchased intellectual property, software developed for internal use, acquired proprietary technology, customer relationships, trade names, domain names, databases, and non-competition agreements, including those resulting from acquisitions. Intangible assets have estimated useful lives of 2-20 years.

In accordance with ASC 350-40, *Software - Internal-Use Software,* the Company capitalizes eligible costs, including applicable salaries and benefits, share-based compensation, travel, and other direct costs of developing internal-use software that are incurred in the application development stage. Once the internal-use software is ready for its intended use, it is amortized on a straight-line basis over its useful life.

Finite-lived intangible assets are evaluated for impairment periodically, or whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360-10-15, *Impairment or Disposal of Long-Lived Assets.* In evaluating intangible assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future undiscounted net cash flows are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value.

Asset recoverability is an area involving management judgment, requiring assessment as to whether the carrying values of assets are supported by their undiscounted future cash flows. In estimating future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, operating expenses, and terminal growth rates.

As of December 31, 2025 and 2024, the Company reviewed the indicators for impairment and concluded that no impairment of its finite-lived intangible assets existed.

(g) Goodwill

Goodwill represents the difference between the purchase price and the estimated fair value of net assets acquired, when accounted for by the acquisition method of accounting. As of December 31, 2025 and 2024, no goodwill balance remained.

In accordance with ASC 350, *Intangibles - Goodwill and Other*, goodwill was tested at least annually for impairment, or when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, by assessing qualitative factors or performing a quantitative analysis in determining whether it is more likely than not that its fair value exceeds the carrying value. For purposes of reviewing impairment and the recoverability of goodwill, we made certain assumptions regarding estimated future cash flows and other factors in determining the fair values, including market multiples and discount rates, among others. Goodwill was tested for impairment at the reporting unit level and is conducted by estimating and comparing the fair value of each of the Company's reporting units to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company recognized an impairment loss equal to the amount of the excess, limited to the amount of goodwill allocated to that reporting unit.

(h) Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820, *Fair Value Measurements and Disclosure* describes a fair value hierarchy based on the following three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – defined as observable inputs, such as quoted prices in active markets;

- Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

- Level 3 – defined as unobservable inputs, for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

See Note 9, *Fair Value Measurements*, for further details.

(i) Revenue recognition

Data and performance-based marketing revenue

Revenue is generated when there is a transfer of control of a good or service for a consideration amount the Company is expected to be entitled to. Revenue is recognized when a company has satisfied its performance obligations to a customer and can reasonably expect and measure the payment. The Company's performance obligations are typically to (a) deliver data records based on predefined qualifying characteristics specified by the customer, (b) generate conversions based on predefined user actions (for example, a click, a registration, or the installation of an app) and subject to certain qualifying characteristics specified by the customer, (c) transfer calls with the Company's advertiser clients as a part of the call center operation, or (d) deliver media spend as a part of the business of AdParlor, LLC ("AdParlor"), a wholly-owned subsidiary of the Company. These Company performance obligations have the customer simultaneously receiving and consuming the benefits provided.

The Company applies the practical expedient related to the review of a portfolio of contracts in reviewing the terms of customer contracts as one collective group, rather than by individual contract. Based on historical performance of the contracts contained in this portfolio and the similar nature and characteristics of the customers, the Company concluded that the financial statement effects are not materially different than accounting for revenue on a contract-by-contract basis.

The Company has elected the "right to invoice" practical expedient available within ASC 606-10-55-18 as the measure for revenue to be recognized, as it corresponds directly with the amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company's revenue arrangements do not contain significant financing components. As of December 31, 2025, 2024 and 2023, the balance of accounts receivable was $28,499, $26,131, and $33,189, respectively.

For each identified performance obligation in a contract with a customer, the Company assesses whether it or the third-party supplier is the principal or agent. In arrangements where the Company has substantive control of the specified goods and services, is primarily responsible for the integration of products and services into the final deliverable to the customer, and has inventory risk and discretion in establishing pricing, the Company is considered to have acted as the principal. For performance obligations in which the Company acts as principal, the Company records the gross amount billed to the customer within revenue and the related incremental direct costs incurred as cost of revenue. If the third-party supplier, rather than the Company, is primarily responsible for the performance and deliverable to the customer, and the Company solely arranges for the third-party supplier to provide services to the customer, the Company is considered to have acted as the agent. For performance obligations in which the Company acts as the agent, the net fees on such transactions are recorded as revenue, with no associated costs of revenue for the Company.

If a customer pays consideration before the Company's performance obligations are satisfied, such amounts are classified as deferred revenue on the consolidated balance sheets. As of December 31, 2025, 2024 and 2023, the balance of deferred revenue was $721, $556, and $430, respectively. The majority of the deferred revenue balance as of December 31, 2025 will be recognized into revenue during the first quarter of 2026.

When there is a delay between the period in which revenue is recognized and when a customer invoice is issued, revenue is recognized, and the related amounts are recorded as unbilled revenue within accounts receivable on the consolidated balance sheets. As of December 31, 2025, 2024 and 2023, unbilled revenue included in accounts receivable was $17,701, $18,625, and $21,488, respectively. In line with industry practice, the unbilled revenue balance is recorded based on the Company's internally tracked conversions, net of estimated variances between this amount and the amount tracked and subsequently confirmed by customers. Substantially all amounts included within the unbilled revenue balance are invoiced to customers within the month directly following the period of service. Historical estimates related to unbilled revenue have not differed materially from actual invoiced revenue.

Sales commissions are recorded at the time revenue is recognized and recorded in sales and marketing in the consolidated statements of operations. The Company has elected to utilize a practical expedient to expense incremental costs incurred related to obtaining a contract.

In addition, the Company elected the practical expedient to not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed.

Commission revenue

The Company, acting as the agent, recognizes commission revenue that it expects to receive from the insurance provider from the sale of certain of its health insurance policies, which includes the assumed automatic renewals of such policies once its performance obligation is satisfied. The Company considers its performance obligation related to commissions for both the initial policy sale and future renewals of the policy to be satisfied upon submission by the Company of the initial policy application.

The Company applies the practical expedient to estimate the commission revenue for each insurance policy by applying the use of the portfolio approach to policies grouped together by product type and period submitted for effectuation.

The commission revenue is variable based on a policy's estimated LTV, which is the amount of time the Company expects the policy will remain effective based on past trends, industry data, expectations as to future retention rates, and commission rates, based on the expected value method. Further, the Company considers the application of constraints to the LTV and only recognizes the amount of variable consideration believed probable to be received that will not be subject to a significant revenue reversal in the future. Based on this, the commission revenue is recorded upon satisfaction of the performance obligation, with the associated payment, typically paid monthly, over time, by the insurance provider as the consumer renews and pays the insurance provider for the policy over the duration the consumer remains on the policy.

The Company reassesses the estimated LTV for the health insurance policies on a quarterly or as-needed basis. Adjustments to the LTV may result in an increase or decrease in revenue and the corresponding asset in the period the change is made. Due to the higher attrition of policies sold, the Company reassessed its estimated LTV for the health insurance policies by increasing the constraints applied to the amount of consideration deemed probable which led to a reduction of estimated LTV during the quarter ended June 30, 2024. Further, due to higher than anticipated attrition rate, partly related to the impact of regulatory challenges in the marketplace, the Company again reassessed its estimated LTV for the health insurance policies by increasing those constraints applied to the amount of consideration deemed probable, which led to an additional reduction of estimated LTV during the quarter end December 31, 2024.

Revenue Disaggregation

The following table presents the Company's disaggregated revenue by media resources along with its availability and demand for the years ended December 31, 2025 and 2024, based on segment reporting:

	Year Ended December 31,		
	2025		
	Fluent	All Other	Consolidated
(In thousands)			
Owned and Operated	94,509	—	94,509
Commerce Media Solutions	82,268	—	82,268
Call Solutions	24,766	—	24,766
AdParlor	—	7,174	7,174
All Other(1)	—	47	47
Total Revenue	201,543	7,221	208,764

(1) Balance is related to all of the commission revenues

	Year Ended December 31,		
	2024		
	Fluent	All Other	Consolidated
(In thousands)			
Owned and Operated	$ 168,411	$ —	$ 168,411
Commerce Media Solutions	41,267	—	41,267
Call Solutions	31,133	—	31,133
AdParlor	—	9,918	9,918
All Other[1]	—	3,894	3,894
Total Revenue	$ 240,811	$ 13,812	$ 254,623

(1) Balance is partially related to all of the commission revenues

(k) Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue primarily includes media and related costs, which consist of the cost to acquire traffic through the purchase of impressions, clicks or actions from publishers or third-party intermediaries, such as advertising exchanges, and technology costs that enable media acquisition, or in the case of Commerce Media Solutions, the revenue share or per impression fees paid to media partners. The costs also include enablement costs associated with call centers and tracking costs for consumer data. These costs are used primarily to drive user traffic to the Company's and its clients' media properties. Cost of revenue additionally consists of indirect costs such as call center software, hosting, and fulfillment costs. Cost of revenue is presented exclusive of depreciation and amortization expenses.

For the year ended December 31, 2025, the Company had a one-time non-media revenue adjustment of $4,254 in connection to an early termination settlement with a commerce media partner.

(l) Advertising costs

Advertising costs are charged to operations as incurred. For the years ended December 31, 2025 and 2024, advertising costs, included in sales and marketing expenses, were $1,002 and $553, respectively.

(m) Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718"). Under ASC 718, for awards with time-based conditions, the Company measures the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award and generally recognizes such costs on a straight-line basis over the period the recipient is required to provide service in exchange for the award, which generally is the vesting period. For equity awards with market conditions, the Company recognizes costs on a straight-line basis, regardless of whether the market conditions are achieved and the awards ultimately vest. For equity awards with market conditions settled in cash, the Company recognizes costs on a straight-line basis, adjusted for fair value each reporting period, regardless of whether the market conditions are achieved and the awards ultimately vest. For equity awards with performance conditions, the Company begins recording share-based compensation when achievement of the performance criteria is probable using grant date fair value. For equity based awards settled in cash, we record the share-based compensation when achievement of the performance criteria is deemed probable adjusted for fair value at each reporting period. The Company recognizes forfeitures as they occur.

(n) Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the use of the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in income in the period that the change in tax rates or laws is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized based on management's review of historical results and forecasts.

ASC 740 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in its financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company's accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of other expenses, respectively, in the consolidated statements of operations.

(o) Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding, restricted stock units ("RSUs"), and restricted common stock that have vested but not been delivered during the period. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and is calculated using the treasury stock method for stock options, RSUs, restricted stock, warrants (see Note 11, *Equity* below), direct offering (see Note 11, *Equity* below), deferred common stock, and unvested shares. Stock equivalent shares are excluded from the calculation in loss periods, as their effects would be anti-dilutive.

(p) Segment data

The Company identifies operating segments as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and performance assessment. The Company defines the term "chief operating decision maker" or "CODM" to be its Chief Executive Officer. The Company has determined it has three operating segments and one reportable segment.

(q) Contingencies

In the ordinary course of business, the Company is subject to loss contingencies that cover a range of matters. An estimated loss from a loss contingency, such as a legal proceeding or claim, is accrued if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued, the Company evaluates, among other factors, the degree of probability and the ability to reasonably estimate the amount of any such loss.

(r) Recently issued and adopted accounting standards

Accounting pronouncements not listed below were assessed and determined to be not applicable or are expected to have minimal impact on the Company's consolidated financial statements.

In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-06, D*isclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiatives*, which incorporates updates to the Codification to align with SEC Disclosure requirements in response to the August 2018 SEC Release No. 33-10532. The amendment updates and simplifies certain SEC disclosure requirements that were duplicative, overlapping, or outdated due to changes in other SEC requirements and in U.S. GAAP, International Financial Reporting Standards ("IFRS"), or the overall financial reporting environment. The new guidance is effective for each amendment only if the SEC removes the related disclosure of presentation requirements from its existing regulations by June 30, 2027. The guidance is to be applied prospectively, with early adoption prohibited. The Company is currently evaluating the impact of adopting the ASU on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 470): Improvements to Income Tax Disclosures*, which are designed to increase the transparency and decision-usefulness of income tax disclosures for financial statement users. The ASU follows investors' indication and request for enhanced tax disclosures in order to better assess an entity's operations, related tax risks, jurisdictional tax exposures, and increase transparency regarding tax information through improvements to tax disclosures, specifically rate reconciliation, income taxes paid, and unrecognized tax benefits and certain temporary differences. The new guidance is effective for fiscal years beginning after December 15, 2024 and interim periods within fiscal years beginning after December 15, 2025, and early adoption is permitted. The guidance will be applied on a prospective basis, but retrospective application is permitted. The Company completed its assessment and concluded this update had no material impact on its consolidated financial statements, which it adopted as of December 31, 2025.

In November 2024, the FASB issued ASU *No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosures about a public business entity's costs and expenses on the face of the financial statements. The ASU follows investor's requests for more detailed information and disclosures of disaggregated financial reporting information about the types of expenses in commonly presented expense captions (such as cost of sales, selling, general, and administrative, and research and development), including purchases of inventory, employee compensation, depreciation, amortization, and depletion. The new guidance is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, and early adoption is permitted. The guidance will be applied on a prospective basis to financial statements issued for reporting periods after the effective date, or retrospectively to any and all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU *No. 2025-05, Financial Instruments-Credit Losses (Topic 236): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which addresses challenges encountered when applying Topic *236* guidance to current accounts receivable and current contract assets arising from transactions accounted for under Topic *606*. The amendments in this update will be effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal periods, and early adoption is permitted. The Company completed its assessment and concluded this update will have no material impact on its consolidated financial statements, which it will adopt as of January 1, 2026.

In September 2025, the FASB issued ASU *No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software*, which amends certain aspects of the accounting for and disclosure of software costs under ASC *No. 350-40*. ASU *No. 2025-06* clarified and modernizes the accounting for costs related to internal-use software. The amendments in ASU *No. 2025-06* remove all references to project stages throughout Subtopic *No. 350-40* and clarify the threshold entities apply to begin capitalizing costs. The guidance will be effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal periods. Companies have the option to apply the guidance on a retrospective or prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In December 2025, the FASB issued *ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements,* which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events from the end of the last annual reporting period that have a material impact on the entity. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU *2025-12*, Codification Improvements which makes improvements to the ASC for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

3. Income (loss) per share

For the years ended December 31, 2025 and 2024 basic and diluted income (loss) per share was as follows:

(In thousands, except share data)	Year Ended December 31,	
	2025	**2024**
Numerator:		
Net loss	$ (27,167)	$ (29,277)
Denominator:		
Weighted average shares outstanding	25,685,210	15,972,494
Weighted average restricted shares vested not delivered	285,427	287,449
Total basic weighted average shares outstanding	25,970,637	16,259,943
Dilutive effect of assumed conversion of restricted stock units	—	—
Dilutive effect of assumed conversion of stock options	—	—
Total diluted weighted average shares outstanding	25,970,637	16,259,943
Basic and diluted loss per share:		
Basic	$ (1.05)	$ (1.80)
Diluted	$ (1.05)	$ (1.80)

Based on exercise prices compared to the average stock prices for the years ended December 31, 2025 and 2024, certain stock equivalents, have been excluded from the diluted weighted average share calculations due to their anti-dilutive nature.

	Year Ended December 31,	
	2025	**2024**
Restricted stock units	1,471,345	801,525
Stock options	331,667	397,667
Common stock warrants	7,701,383	—
Total anti-dilutive securities	9,504,395	1,199,192

4. Lease commitments

At the inception of a contract, the Company determines whether the contract is or contains a lease based on the facts and circumstances present. Operating leases with terms greater than one year are recognized on the consolidated balance sheets as Operating lease right-of-use assets, Current portion of operating lease liability, and Operating lease liability, net. Financing leases with terms greater than one year are recognized on the consolidated balance sheets as Property and equipment, net, Accrued expenses and other current liabilities, and Other non-current liabilities. The Company has elected not to recognize leases with terms of one year or less on the consolidated balance sheets.

Lease obligations and their corresponding assets are recorded based on the present value of lease payments over the expected lease term. As the interest rate implicit in lease contracts is typically not readily determinable, the Company utilizes an appropriate incremental borrowing rate, which is the rate incurred to borrow an amount equal to the applicable lease payments on a collateralized basis, over a similar term, and in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. The components of a lease are split into three categories: lease components, non-lease components and non-components; however, the Company has elected to combine lease and non-lease components into a single component. Rent expense associated with operating leases is recognized over the expected term on a straight-line basis. In connection with financing leases, depreciation of the underlying asset is recognized over the expected term on a straight-line basis and interest expense is recognized as incurred.

The Company is party to several noncancelable operating and financing lease agreements that have original lease periods expiring in 2029. Although certain leases include options to renew, the Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The Company's lease agreements do not contain any material residual value guarantees, nor material restrictive covenants. On April 15, 2025, the Company entered into the second amendment of its operating lease agreement, which reduced its approximately 42,685 square feet of office space in New York City (the "Company Headquarters") by 42% for an additional four years. In connection with this lease agreement, the Company is required to establish and maintain a $710 cash collateral account, which has been recorded in non-current restricted cash on the consolidated balance sheets as of December 31, 2025. Additionally, the Company retained the right to use certain furniture, fixtures, and office equipment already installed in the new office space, which the Company had treated as a capital lease.

For the year ended December 31, 2025, the components of lease costs are as follows:

| | Year Ended December 31, | |
(In thousands)	2025	2024
Operating leases:		
Rent expense	$ 1,449	$ 2,028
Financing lease:		
Interest expense	3	11
Short-term leases:		
Rent expense	315	371
Total lease costs	$ 1,767	$ 2,410

As of December 31, 2025 and 2024, the weighted average lease-term and discount rate of the Company's leases are as follows:

| | December 31, 2025 | |
	Operating Leases	Financing Lease
Weighted average remaining lease-term (in years)	3.3	—
Weighted average discount rate	10.3%	0.0%

As of December 31, 2025, scheduled future maturities of the Company's lease liabilities are as follows:

| (In thousands) | December 31, 2025 | |
Year	Operating Leases	Financing Lease
2026	$ 1,104	$ —
2027	1,104	—
2028	1,104	—
2029	319	—
Total undiscounted cash flows	3,631	—
Less: imputed interest	(542)	—
Present value of lease liabilities	3,089	$ —

For the year ended December 31, 2025 and 2024, supplemental cash flow information related to leases is as follows:

| | Year Ended December 31, | |
(In thousands)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used for operating leases	$ 1,158	$ 2,265
Operating cash flows used for financing lease	$ 3	$ 11
Lease liabilities related to the acquisition of right-of-use assets:		
Operating leases	$ 3,444	$ —

5. Property and equipment, net

Property and equipment, net consists of the following:

(In thousands)	December 31, 2025		December 31, 2024	
Computer and network equipment	$	218	$	589
Furniture, fixtures, and office equipment		852		862
Leased furniture, fixtures, and office equipment		875		875
Leasehold improvements		1,258		1,258
Total cost of property and equipment		3,203		3,584
Less: accumulated depreciation and amortization		(3,099)		(3,280)
Property and equipment, net	$	104	$	304

For the years ended December 31, 2025 and 2024, depreciation of property and equipment was $269 and $300, respectively.

6. Intangible assets, net

Intangible assets, net, other than goodwill, consist of the following:

(In thousands)	Amortization period (years)	December 31, 2025		December 31, 2024	
Gross amount:					
Software developed for internal use	3	$	28,141	$	25,478
Acquired proprietary technology	3 - 5		14,282		15,792
Customer relationships	5 - 10		36,686		36,686
Trade names	4 - 20		16,657		16,657
Domain names	20		195		195
Databases	5 - 10		31,292		31,292
Non-competition agreements	2 - 5		1,768		1,768
Total gross amount			129,021		127,868
Accumulated amortization:					
Software developed for internal use			(19,305)		(16,709)
Acquired proprietary technology			(14,282)		(15,037)
Customer relationships			(36,472)		(35,952)
Trade names			(8,529)		(7,711)
Domain names			(97)		(87)
Databases			(31,292)		(28,807)
Non-competition agreements			(1,768)		(1,768)
Total accumulated amortization			(111,745)		(106,071)
Net intangible assets:					
Software developed for internal use			8,836		8,769
Acquired proprietary technology			—		755
Customer relationships					734
Trade names			8,128		8,946
Domain names			98		108
Databases			—		2,485
Total intangible assets, net		$	17,276	$	21,797

The gross amounts associated with software developed for internal use primarily represent capitalized costs of internally developed software. The amounts relating to acquired proprietary technology, customer relationships, trade names, domain names, databases and non-competition agreements primarily represent the fair values of intangible assets acquired as a result of the acquisition of Fluent, LLC, effective December 8, 2015; the acquisition of Q Interactive, LLC, effective June 8, 2016; the acquisition of substantially all the assets of AdParlor Holdings, Inc. and certain of its affiliates, effective July 1, 2019; the acquisition of 50% interest in Winopoly, LLC, effective April 1, 2020; and the initial consolidation of TAPP Influencers Corp. ("TAPP") effective January 9, 2023. On May 20, 2025, the Company entered into an updated agreement with the key employee of TAPP, terminating all prior agreements. As a result, the Company determined that it was no longer the primary beneficiary, and under ASC 810, TAPP was no longer being consolidated under ASC 810.

The Company completed its quarterly triggering event assessment for the three months ended December 31, 2025 and determined that no triggering event had occurred requiring further impairment assessment of its long-lived assets.

For the years ended December 31, 2025 and 2024, amortization expenses related to intangible assets, and included in depreciation and amortization expenses in the Company's consolidated statements of operations, were $9,483 and $9,626, respectively.

For the years ended December 31, 2025 and 2024, the Company capitalized $8,643 and $6,246, respectively, most of which was related to internally developed software and of which $436 and $630, respectively, have not commenced amortization as they are not ready for their intended use. Further, the Company recognized a loss of $1,372 and $980 for the years ended December 31, 2025 and 2024, respectively. In the current year the write-off of $774 was for internally developed software related to the abandonment of a business unit under the Fluent Reporting Unit as of December 2025 and $598 related to the write-off of the acquired proprietary technology in relation to TAAP. The prior year write-off was due to $597 of software developed for internal use related to an immaterial business unit under the Fluent reporting unit that had met the held for sale criteria as of June 30, 2024 and disposed of as of July 1, 2024, and $383 related to the impairment of All Other customer relationships discussed above. Further, in connection with the True North sale, an additional $652 of developed technology and software developed for internal use was written off.

As of December 31, 2025, estimated amortization expenses related to the Company's intangible assets for 2026 through 2030 and thereafter are as follows:

(In thousands)

Year	December 31, 2025
2026	$ 6,680
2027	3,880
2028	973
2029	828
2030	828
2031 and thereafter	4,087
Total	$ 17,276

7. Goodwill

Goodwill represents the difference between the purchase price and the estimated fair value of net assets acquired, when accounted for by the acquisition method of accounting. As of December 31, 2025, the total balance of goodwill was $0, had not changed from the balance as of December 31, 2024. As of December 31, 2025 and 2024, the change in the carrying value of goodwill for our operating segments (Note 13, *Segment information*), are listed below:

(In thousands)	Fluent	All Other	Total
Balance at Ended December 31, 2023	$ —	$ 1,261	$ 1,261
Goodwill impairment	—	(1,261)	(1,261)
Balance at December 31, 2024	—	—	—
Goodwill impairment	—	—	—
Balance at December 31, 2025	$ —	$ —	$ —

As of December 31, 2025, net goodwill was comprised of gross goodwill of $168,552 and accumulated impairment of $168,552.

8. Debt, net

Debt, net of unamortized discount and financing costs, related to the Financing Agreement, the Credit Facility, Note Payable, and Convertible Notes with related parties (as set forth herein) consisted of the following:

(In thousands)	December 31, 2025	December 31, 2024
Financing Agreement due 2028 (less unamortized discount and financing costs of $926 and $0, respectively)	$ 30,346	$ —
Credit Facility Term Loan due 2025 (less unamortized discount and financing costs of $0 and $1,186, respectively)	—	30,359
Note Payable due 2026	500	1,500
Convertible Notes, at fair value with related parties	3,734	3,720
Debt, net	34,580	35,579
Less: Short term and current portion of long-term debt	(30,846)	(31,609)
Long-term debt, net (non-current)	$ 3,734	$ 3,970

The effective interest rate for the year ended December 31, 2025 was 10.1% on all debt, net.

Accounts Receivable Finance Agreement

On November 25, 2025, the Company and its affiliates Fluent, LLC, Fluent Media Labs, LLC and AdParlor, LLC, each a wholly owned subsidiary of the Company, entered into an Accounts Receivable Finance Agreement (the "Financing Agreement") with CSNK Working Capital Finance Corp. d/b/a Bay View Funding ("Bay View").

Under the Financing Agreement, Bay View may extend financing to the Company based on eligible domestic and foreign accounts receivable, provided that the aggregate amount of advances thereon shall not exceed the lesser of a maximum credit of $30,000 (the "Maximum Credit") or an amount equal to the sum of all advances less any funds received by Bay View pursuant to the Financing Agreement over the collection amounts adjusted for obligation that is maintained in a reserve account. All collections of the financed receivables go directly to Bay View and are applied to the Company's obligations under the Financing Agreement. The transfer of the receivables was recorded as secured borrowings in accordance with ASC 860, Transfers and Servicing ("ASC 860"), with the receivables remaining on the balance sheet as a current asset. As of December 31, 2025, the Financing Agreement had a balance of $31,272, which was recorded within current liabilities as the underlying receivables are typically due within 120-days and Bay View may require repayment of amounts outstanding beyond that period. In addition, the Company had $2,312 in its reserve accounts with Bay View as of December 31, 2025, which was recorded within prepaids and other current assets. The net unused advance as of December 31, 2025 was $1,040.

The Company used a portion of the net proceeds of the Financing Agreement to repay the outstanding SLR Credit Facility under the SLR Credit Agreement dated April 2, 2024.

The Financing Agreement has an initial term of 36 months and renews automatically for additional 12-month periods unless terminated in accordance with its terms. The Company is required to pay a facility fee in the amount of 0.50% of the maximum credit as of November 25, 2025 and then annually a 0.33% of the Maximum Credit as well as a finance charge based on prime plus 2.0% based on the average balance outstanding during the month. In addition, the Company will be required to pay certain administrative fees. The finance rate shall increase or decrease monthly but not be less than 8.75% for the first year from the initial funding date, 8.50% for the second year of the Initial term and 8.25% for the third year of the Initial Term. As of December 31, 2025, the finance charge rate was 9.0%. The total cost of the Financing Agreement for the year ended December 31, 2025 was $343, and was included in interest expense on the consolidated statements of operations. In addition, amortization of the debt discount for the year ended December 31, 2025 was $27, and was included in interest expense on the consolidated statements of operations.

The Company's obligations under the Financing Agreement are secured by a security interest in substantially all of the Company's assets.

The Financing Agreement contains customary representations, warranties, covenants and events of default, including repurchase obligations with respect to certain receivables.

Credit Facility

On April 2, 2024, Fluent, LLC, a wholly owned subsidiary of the Company ("Fluent LLC"), entered into a credit agreement (as amended, the "SLR Credit Agreement") with certain of its subsidiaries and the Company (collectively, the "Credit Parties"), as guarantors, and Crystal Financial LLC d/b/a SLR Credit Solutions, as administrative agent, lead arranger and bookrunner ("SLR"), and each other lender from time to time party thereto.

The SLR Credit Agreement provided for a $20,000 term loan (the "SLR Term Loan") and a revolving credit facility of up to $30,000 (the "SLR Revolver," and, together with the SLR Term Loan, the "SLR Credit Facility"). On November 25, 2025, the SLR Credit Facility had been repaid, prior to maturity, resulting in a debt extinguishment loss of approximately $3,759, which included the $1,000 early termination fee.

The Borrower had used a portion of the net proceeds of the SLR Credit Facility to repay the outstanding $30,000 term loan due on September 30, 2025, under the credit agreement dated March 31, 2021, by and among the Borrower, certain subsidiaries of the Borrower as guarantors, the lenders thereto, and Citizens Bank, N.A. The repayment resulted in a loss on early extinguishment of debt of $1,009, which was recognized in the second quarter of 2024.

There was no principal amortization prior to maturity under the SLR Credit Agreement except for certain mandatory prepayments to be made with the net cash proceeds of certain asset sales, casualty events, and other extraordinary receipts and upon the occurrence of certain other events, in each case subject to certain reinvestment rights, thresholds and other exceptions. Unfunded commitments were subject to an unused facility fee, which will be payable monthly in arrears, as of the month following the closing, at a rate of 0.50% per annum. Borrowings under the SLR Credit Agreement bore interest at a rate per annum equal to a 3-month term SOFR plus 0.26161%, subject to a 1.50% floor, plus a margin (the "Applicable Margin") of 5.25% which was increased to 5.75% pursuant to the Second Amendment to the SLR Credit Agreement (the "Second Amendment").

Debt issuance costs and debt discount costs, net of accumulated amortization, related to the issuance and amendments of the SLR Revolver were included in other non-current assets in the Company's consolidated balance sheets. The Company amortized these costs over the life of the related debt.

On May 15, 2024, the Credit Parties and SLR entered into the First Amendment to the SLR Credit Agreement (the "First Amendment"), pursuant to which SLR, among other things, (1) waived any required prepayments on the SLR Revolver from the proceeds from the Company's private placement offering completed in May 2024 (the "May 2024 Private Placement") (see Note 7, Equity), (2) required that the Credit Parties (as defined in the SLR Credit Agreement) retain a financial advisor to assist in preparing the Company's projections, (3) increased the minimum excess availability covenant following the May 2024 Private Placement, (4) amended the definition of borrowing base (as defined in the SLR Credit Agreement), and (5) amended certain post-closing obligations.

On August 19, 2024, the Credit Parties and SLR entered into the Second Amendment to the SLR Credit Agreement (the "Second Amendment"), which, among other things, required that the Company raise $2,000 in additional capital. To raise the capital, the Company entered into convertible subordinated notes, as described below, raising an aggregate of $2,050. In addition, (1) SLR waived non-compliance with the financial covenants as of June 30, 2024, (2) modified the financial covenants through December 31, 2025, (3) ended a requirement to engage a financial advisor, (4) increased the Applicable Margin from 5.25% to 5.75%, and (5) waived any required prepayments from the proceeds from the convertible subordinated notes financing.

On November 14, 2024, the Credit Parties and SLR entered into the Third Amendment to the SLR Credit Agreement (the "Third Amendment"), which, among other things, required that the Company raise at least $7,500 of additional capital by November 29, 2024. On November 27, 2024, the deadline was extended to December 3, 2024. In addition, the Third Amendment (1) waived non-compliance with the financial covenants as of September 30, 2024, (2) extended the duration of the call protection applicable to the loans, and (3) modified the cash dominion provisions to remain in effect on an indefinite basis.

On March 10, 2025, the Credit Parties and SLR entered into the Fourth Amendment to the SLR Credit Agreement, (the "Fourth Amendment") which, among other things, required that the Company raise at least $5,000 of additional capital by March 20, 2025. In addition, SLR (1) waived non-compliance with the financial covenants as of December 31, 2024, (2) extended the duration of the call protection applicable to the loans, and (3) modified the financial covenants through December 31, 2025.

On August 15, 2025, the Credit Parties and SLR entered into the Fifth Amendment to the SLR Credit Agreement, (the "Fifth Amendment") which, among other things, required that the Company raise at least $8,500 of additional capital by August 19, 2025. In addition, SLR (1) waived non-compliance with the financial covenants as of June 30, 2025, and (2) modified the financial covenants for the periods through August 31, 2026.

For the year ended December 31, 2025, amortization of the debt discount was $639, and was included in interest expense on the consolidated statement of operations.

Note Payable

On March 17, 2024, Fluent, LLC entered into a junior secured promissory note (the "Note Payable") with Freedom Debt Relief, LLC ("FDR") in the principal amount of $2,000 in connection with the Berman Settlement Agreement (as defined herein) (see Note 15, *Contingencies*). The Note Payable bears interest equal to one-month CME Term SOFR (defined as the rate published by the CME Group Benchmark Administration Limited) plus 11.0% per annum, compounded quarterly. The opening interest rate of the Note Payable was 16.32% (SOFR +11%), which changed to 15.35% (SOFR + 11%) as of December 31, 2025. As of December 31, 2025, the Note Payable had a balance of $500.

A maximum of $1,000 of the borrowings under the Note Payable are secured by substantially all of the assets of Fluent, LLC. This security interest is subordinate to the security interest under the SLR Credit Agreement.

The Note Payable matures on March 31, 2026 and interest is payable quarterly. Scheduled principal amortization of the Note Payable is $250 per quarter, which commenced with the fiscal quarter ended June 30, 2024, but was subsequently paid upon receipt of the invoice from FDR and applied as of July 17, 2024.

Convertible Notes, with related parties

On August 19, 2024, the Company entered into a securities purchase agreement (the "Notes Purchase Agreement") with certain of the Company's officers and directors and the largest stockholder to sell convertible subordinated promissory notes (the "Convertible Notes") in aggregate principal amount of $2,050. The Convertible Notes mature on April 2, 2029, and bear interest at 13% per annum payable quarterly. Subject to certain payment conditions in the Subordination Agreements (as defined below), the Company may pay interest quarterly in kind or in cash beginning December 31, 2024 and may prepay the Convertible Notes in whole or in part at any time upon *ten* days' written notice.

Each holder of a Convertible Note is entitled to convert the Conversion Amount (as defined below) into shares of the Company's common stock at a conversion price equal to the lesser of (i) $3.01, and (ii) the greater of (A) the consolidated closing bid price of the Company's common stock as reported on Nasdaq on the applicable conversion date and (B) $1.00, in each case subject to adjustments for stock splits, recapitalizations and the like. The "Conversion Amount" is the sum of all or any portion of the outstanding principal amount of the Convertible Note, as designated by the holder upon exercise of its right of conversion, plus all accrued and unpaid interest. The Convertible Notes were subject to additional limits on conversion until stockholder approval was obtained on June 18, 2025.

In connection with the Second Amendment and the Notes Purchase Agreement, the Company and SLR entered into a Second Amendment Subordination Agreement with each purchaser of the Convertible Notes on August 19, 2024 (the "Subordination Agreements"). The Subordination Agreements confirm the subordinated nature of the Convertible Notes and restrict payments to and remedies of the holders of the Convertible Notes for so long as the SLR Credit Agreement has indebtedness outstanding. The Subordination Agreements provide that the Company may not make any payment of principal or interest on the Convertible Notes unless certain conditions are met.

The Convertible Notes are accounted for at fair value due to the election of the fair value option ("FVO") in accordance with ASC 825, Financial Instruments ("ASC 825"). Within ASC 825, the FVO can be elected for debt host financial instruments containing embedded features which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815. Notwithstanding, ASC 825-10-15-4 provides for the FVO election, to the extent not otherwise prohibited by ASC 825-10-15-5, to be afforded to financial instruments, wherein bifurcation of an embedded derivative is not necessary, and the financial instrument is initially measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis at each reporting period date.

Within ASC 825-10-45-5, the estimated fair value adjustments are recognized as a component of other comprehensive income with respect to the portion of the fair value adjustment attributed to a change in the instrument-specific credit risk, with the remaining amount of the fair value adjustment recognized as other income (expense) within the consolidated statement of operations. As then provided by ASC 825-10-50-30(b), the estimated fair value adjustment is presented in a respective single line item within other income (expense) in the consolidated statements of operations, as the Company concluded that the change in fair value of the Convertible Notes was not attributable to instrument specific credit risk. The Company then elected to not present the interest expense for the Convertible Notes separately.

The initial fair value was determined to be greater than the principal balance of the Convertible Notes. The Company noted that the transaction was entered into with certain of the Company's officers and directors and the largest stockholder and was required under the Second Amendment for liquidity needs. Further, the Company reviewed the valuation and determined it was appropriate. As a result, based on ASC 825-10, the Company recorded a day one unrealized loss on the Convertible Notes of $2,110.

As of December 31, 2025, the principal balance of the Convertible Notes was $2,441, with a fair value of $3,734. The Company recognized an additional decrease in fair value of $14 for the period ended December 31, 2025, which was recognized in income (loss) from operations. For the twelve months ended December 31, 2025, accrued interest was paid in kind.

Maturities

As of December 31, 2025, scheduled future maturities of the Credit Agreement, including the required principal prepayment based on a portion of the Company's quarterly excess cash flow and excluding potential future additional principal prepayments, are as follows:

(In thousands)

Year	
2026	31,772
2027	—
2028	—
2029	2,441
Total maturities	34,213

9. Fair Value Measurements

The fair value of the Company's cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Restricted cash includes a separately maintained cash account, as required under the terms of a lease agreement the Company entered into on October 10, 2018 for office space in New York City. On April 15, 2025, the Company received the landlord's consent for the second amendment to its sublease, which reduced the subleased premises and payments, effective March 19, 2025. The consent also approved the extension of the sublease term by four years, effective April 15, 2025. In connection with this lease agreement, the Company recorded $710 in non-current restricted cash as of December 31, 2025, and $1,255 in current restricted cash as of December 31, 2024, on the consolidated balance sheets.

As of December 31, 2025, the Company regards the fair value of its long-term debt to approximate its carrying value.

The following tables present the Company's fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024 :

	December 31, 2025			December 31, 2024		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets:						
Restricted cash	$ 710	—	—	$ 1,255	—	—
Liabilities:						
Debt, net(1)	—	31,772	—	—	33,045	—
Convertible Notes, with related parties	—	—	3,734	—	—	3,720
Contingent consideration in connection with TAPP consolidation(2)	—	—	34	—	—	988

(1) Inclusive of the credit facilities and notes payable. The debt fair value does not include debt issuance costs or debt discount. See Note 8, *Debt, net.*

(2) Balance recorded in prepaid and other expenses and other non-current assets with changes to the balance as a result of adjustment of the fair value related to the initial discount rate and payments made.

Convertible Notes, with related parties

The Company issued the Convertible Notes on August 19, 2024 and elected the fair value option, see Note 8, *Long-term debt, net*. The following is a reconciliation of the fair value from December 31, 2024 to December 31, 2025:

	Amount
Fair value as of December 31, 2024	$ 3,720
Loss on change in fair value reported in the consolidated statement of operations	14
Fair value as of December 31, 2025	$ 3,734

As the Convertible Notes mature on April 2, 2029, and bear interest at 13% per annum paid in kind but may be converted into shares of the Company's common stock (the "call option"), the estimated fair value is computed as the sum of (a) the present value of the expected interest and principal payments using the discounted cash flow method based on an estimated discount rate and (b) the fair value of the call option computer using the Black-Scholes model. Both approaches are based on the following assumptions:

Assumptions	December 31, 2025
Face value of principal payable	$ 3,734
Conversion price	3.01
Value of common stock	2.4
Contractual term (years)	3.3
Volatility	76.0%
Risk free rate	3.6%
Discount rate	15.6%

Contingent Consideration

In connection with the contingent consideration received related to the consolidation of TAPP, the Company had to determine the fair value of the identified assets acquired and liabilities assumed. The Company determined that the estimated fair value of the net assets acquired, excluding the net working capital, was a Level 3 measurement, as certain inputs to determine fair value were unobservable. See Note 14, *Variable Interest Entity*.

	Amount
Fair value as of December 31, 2024	$ 988
Payment for annual bonus	(988)
Adjustment to compensation expense	34
Fair value as of December 31, 2025	$ 34

The fair value of certain long‑lived non‑financial assets and liabilities may be required to be measured on a nonrecurring basis in certain circumstances, including when there is evidence of impairment. As of December 31, 2025, certain non‑financial assets have been measured at fair value subsequent to their initial recognition. The Company determined the estimated fair value to be a Level 3 measurement, as certain inputs used to determine fair value are unobservable. See Note 7, *Goodwill.*

10. Income taxes

The Company adopted ASU 2023‑09 and applied the new disclosure requirements prospectively as of and for the year ended December 31, 2025.

The following table presents the domestic and foreign income (loss) from continuing operations before income taxes for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
(In thousands)	2025	2024
Domestic	$ (27,216)	$ (30,036)
Foreign	47	(1,052)
Loss before income taxes	$ (27,169)	$ (31,088)

The Company is subject to federal and state income taxes in the United States ("US") and Canada. For the years ended December 31, 2025 and 2024, the provision for income taxes on income (loss) from operations consisted of the following:

	Year Ended December 31	
(In thousands)	2025	2024
Current:		
Federal	$ —	$ (1,260)
State	13	(278)
Foreign	(156)	3
Total current	(143)	(1,535)
Deferred:		
Federal	(6,415)	(7,597)
State	(1,576)	(1,001)
Foreign	141	(275)
Less: valuation allowance	7,991	8,597
Total deferred	141	(276)
Total income tax benefit	$ (2)	$ (1,811)

For the years ended December 31, 2025 and 2024, pursuant to the requirements after the adoption of ASU 2023‑09, and 2024, pursuant to the requirements prior to the adoption of ASU 2023‑09, the provision for income taxes differs from the amounts computed by applying the applicable federal statutory rates as follows:

	Year Ended December 31,	
(In thousands)	2025	
Federal income taxes at the statutory rate	$ (5,705)	21.0%
State and local income tax, net of federal income tax effect (1)		
State changes in valuation allowance	1,576	(5.8)
Other	(1,565)	5.8
Foreign tax effects		
Canada	(26)	0.1
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of cross‑border tax laws	9	(0.0)
Tax credits		
Research and development credit	(1,015)	3.7
Changes in valuation allowance		
U.S. federal changes	6,415	(23.6)
Non‑taxable or non‑deductible items		
Other	45	(0.2)
Changes in unrecognized tax benefits	—	—

Other reconciling items		264	(1.0)
Income tax benefit	$	(2)	0.0%

(1) Taxes in New Hampshire and New York comprise the majority (greater than 50%) of the tax effect in this category for the year ended December 31, 2025.

(In thousands)	Year Ended December 31,	
	2024	
Federal income taxes at the statutory rate	$ (6,528)	21.0%
Share-based compensation shortfall (windfall)	6	(0.0)
Effect of state taxes, net of federal tax benefit	(999)	3.2
Non-deductible items	39	(0.1)
Return to provision adjustment	(540)	1.7
Foreign rate difference	(56)	0.2
Deferred only adjustments	343	(1.1)
Changes in valuation allowance	8,597	(27.7)
Research and development tax credit	(1,194)	3.8
Reversal of uncertain tax positions	(1,480)	4.8
Other	1	(0.0)
Income tax benefit	$ (1,811)	5.8%

The income taxes paid, net of refunds, by the Company for the year ended December 31, 2025 is as follows:

(In thousands)	Year Ended December 31	
	2025	
Federal	$	—
State and local		(69)
Foreign		—
Total taxes paid, net of refunds [1]	$	(69)

(1) Individual jurisdictions equaling 5% or more of the total income taxes paid, net of refunds, for the year ended December 31, 2025 included Illinois at ($71), New York City at $16, and New York State at ($13). For the year ended December 31, 2024, total income taxes paid, net of refunds was ($323).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2025 and 2024, the significant components of deferred tax assets and (liabilities) consist of the following:

(In thousands)	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	$ 10,894	$ 5,136
Share-based compensation	4,590	4,569
Capitalized research and experimental expenditures	6,324	5,257
Intangible assets, net	1,954	2,230
Tax credits	3,801	2,786
Accrued expense	678	894
Operating lease liability	769	450
Interest expense limitation	2,439	1,652
Accounts receivable, net	40	119
Other	485	765
	31,974	23,858
Valuation allowance	(31,156)	(23,165)
Total deferred tax assets, net of valuation allowance	818	693
Deferred tax liabilities:		
Operating lease right-of-use asset	(711)	(383)
Property and equipment, net	(1)	(64)
	(712)	(447)
Net deferred tax asset (liability)	$ 106	$ 246

F- 22

As of December 31, 2025, the Company has federal net operating loss carryforwards of $37,407, which can be carried forward indefinitely, and state net operating loss carryforwards of $50,036, which begin to expire in 2030. At December 31, 2025, the Company had federal research and development tax credit carryforwards of approximately $3,801. If not utilized, these credits will begin to expire in 2036.

As of December 31, 2025 and 2024, the Company recorded a full valuation allowance against its U.S. net deferred tax assets of $31,156 and $23,165, respectively, which is driven by the movement in the U.S. net deferred tax assets. For the year ended December 31, 2025, the movement in U.S. net deferred tax assets was primarily a result of the generation of federal and state net operating losses and capitalized research and experimental expenditures. No valuation allowance has been recorded against foreign deferred tax assets, as management believes it is more likely than not that such deferred tax assets will be realized.

The Company intends to continue maintaining a full valuation allowance on its U.S. net deferred tax assets until there is sufficient evidence to support the release of all or some portion of the allowance. Release of some or all of the valuation allowance would result in the recognition of certain deferred tax assets and an increase in deferred tax benefit for any period in which such a release may be recorded; however, the exact timing and amount of any valuation allowance release are subject to change depending upon the level of profitability that the Company is able to achieve and the net deferred tax assets available.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company files tax returns in federal and certain state and local jurisdictions. The periods subject to examination are generally for tax years ended 2022 through 2025, including the following major jurisdictions: U.S. Federal, New York State, and New York City.

For the years ended and as of December 31, 2025 and 2024, the Company has no accrued interest or penalties related to uncertain tax positions. For the years ended December 31, 2025 and 2024, reconciliation of the gross amounts of unrecognized tax benefits consists of the following:

	Year Ended December 31,	
(In thousands)	2025	2024
Unrecognized tax benefits, opening balance	$ —	$ 1,480
Settlement/expiration of statutes of limitations	—	(1,480)
Unrecognized tax benefits, ending balance	$ —	$ —

The Company intends to indefinitely reinvest the undistributed earnings of its Canadian subsidiary. Accordingly, no deferred tax liability has been recorded for U.S. federal or state income taxes or Canadian withholding taxes that may result from future remittances of such earnings. Determination of the amount of the unrecognized deferred tax liability is not practicable.

11. Equity

Common stock

Effective at 6:00 p.m. Eastern Time on April 11, 2024, every six shares of common stock issued and outstanding or held by the Company in treasury stock were combined and reclassified into one share of common stock (the "Reverse Stock Split"). The Reverse Stock Split reduced the number of issued and outstanding shares of common stock from 81,571,864 shares to 13,660,598 shares and reduced the issued shares of common stock held by the Company in treasury stock from 4,611,569 shares to 768,595 shares. The common stock began trading on a reverse split-adjusted basis at the opening of trading on The Nasdaq Capital Market on April 12, 2024, under the same symbol (FLNT) with a new CUSIP number (34380C 201).

As of December 31, 2025 and 2024, the number of issued shares of common stock were 30,404,779 and 20,791,431, respectively, which included shares of treasury stock of 768,595 and 768,595, respectively.

For the year ended December 31, 2025, the increase in the number of issued shares of common stock was the result of the exercise of 5,585,216 shares related to the warrants, as described below, 3,542,856 shares related to the common stock issuance, as described below, and 485,276 shares of common stock issued upon vesting of RSUs, in which no shares of common stock were withheld to cover statutory taxes upon such vesting.

For the year ended December 31, 2024, the increase in the number of issued shares of common stock was the result of the exercise of 3,602,976 shares related to the warrants, as described below, 2,483,586 shares related to the direct offering, as described below, and 316,333 shares of common stock issued upon vesting of RSUs, in which no shares of common stock were withheld to cover statutory taxes upon such vesting, which are reflected as additions to treasury stock in the consolidated statements of changes in shareholders' equity.

Direct Offering:

On November 29, 2024, the Company entered into securities purchase agreements (the "Registered Direct Purchase Agreements") with certain pre-existing institutional investors (the "Registered Direct Investors"), pursuant to which the Company agreed to sell to such investors an aggregate of 2,483,586 shares of common stock of the Company, par value $0.0005 per share (the "Registered Direct Offering"). The offering by the Company was made pursuant to its shelf registration statement on Form S-3, which was effective September 9, 2024.

In connection with the Registered Direct Offering, the Company entered into a placement agency agreement (the "Placement Agency Agreement") with ThinkEquity LLC, as the placement agent (the "Placement Agent"), for the sale of 1,943,676 shares of common stock under the Registered Direct Investor. Pursuant to the Placement Agency Agreement, the Company, among other things, agreed to pay the Placement Agent a cash fee equal to 4% of the gross proceeds raised in the Registered Direct Offering by an investor making an investment of $4,500.

On December 2, 2024, the Registered Direct Offering was closed and the gross proceeds totaled $5,750, before deducting offering expenses payable by the Company of $562 that includes the Placement Agent fee. The Company intends to use the net proceeds from the Registered Direct Offering for general corporate purposes, which may include capital expenditures, working capital and general and administrative expenses.

Private equity securities offerings

On May 13, 2024, the Company entered into securities purchase agreements (the "May 2024 Purchase Agreements") with certain accredited or sophisticated investors (the "May 2024 Purchasers"), all of whom were related parties, pursuant to which the Company sold pre-funded warrants (the "May 2024 PFWs") to purchase up to 2,955,084 shares of the Company's common stock, at a purchase price of $3.384 per Pre-Funded Warrant (the "May 2024 Private Placement"). The May 2024 Purchasers included three officers and/or directors and the largest stockholder of the Company. No underwriting discounts or commissions were paid with respect to the May Private Placement.

The aggregate gross proceeds for the May 2024 Private Placement totaled $10,000, before deducting offering expenses payable by the Company of $100. The May 2024 PWFs, which terminated when exercised in full, had an exercise price of $0.0005 per share of common stock and became immediately exercisable upon stockholder approval. Stockholder approval of the May 2024 Private Placement was obtained on July 2, 2024, at a special meeting of the Company's stockholders.

On November 29, 2024, the Company entered into securities purchase agreements (the "December 2024 Purchase Agreements") with certain accredited or sophisticated investors (the "December 2024 Purchasers"), all of whom were related parties, pursuant to which the Company agreed to sell to the December 2024 Purchasers unregistered pre-funded warrants (the "December 2024 PFWs") to purchase up to 1,187,802 shares of the Company's common stock, at a purchase price of $2.3147 per December 2024 PFW and an exercise price of $0.0005 per share of common stock (the "December Private Placement"). The December 2024 Purchasers consisted of three officers and/or directors and the largest stockholder of the Company. No underwriting discounts or commissions were paid with respect to the December Private Placement.

The Company closed the December 2024 Private Placement on December 2, 2024, with aggregate gross proceeds totaling $2,750 from the sale of the December 2024 PFWs, before deducting offering expenses payable by the Company of $22. The Company's largest stockholder exercised its warrant on December 9, 2024. The December 2024 PFWs purchased by three officers and/or directors of the Company were subject to stockholder approval, which was obtained on June 18, 2025, and terminated when exercised in full. The officers and/or directors exercised their December 2024 PFWs on June 24, 2025.

On March 19, 2025, the Company entered into securities purchase agreements (the "March 2025 Purchase Agreements") with certain accredited or sophisticated investors (the "March 2025 Purchasers"), all of whom were related parties, pursuant to which the Company sold to the March 2025 Purchasers unregistered pre-funded warrants (the "March 2025 PFWs") to purchase up to 2,332,104 shares of the Company's common stock, at a purchase price of $2.174 per March 2025 PFW and an exercise price of $0.0005 per share of common stock (the "March 2025 Private Placement"). The March 2025 Purchasers consisted of three officers and/or directors of the Company, the Company's largest stockholder, and an institutional investor. No underwriting discounts or commissions were paid with respect to the March 2025 Private Placement.

The aggregate gross proceeds totaled $5,070, before deducting offering expenses payable by the Company of $70. The Company's largest stockholder and an institutional investor exercised their March 2025 PFWs on March 20, 2025. The March 2025 PFWs purchased by the three officers and/or directors of the Company were subject to stockholder approval, which was obtained on June 18, 2025, and terminated when exercised in full. The officers and/or directors exercised their March 2025 PFWs on June 24, 2025.

On May 15, 2025, the Company entered into securities purchase agreements (the "May 2025 Purchase Agreements") with certain accredited or sophisticated investors (the "May 2025 Purchasers"), all of whom were related parties, pursuant to which the Company sold to the May 2025 Purchasers (i) unregistered pre-funded warrants (the "May 2025 PFWs") to purchase up to 1,829,956 shares of the Company's common stock, and (ii) unregistered warrants (the "May 2025 Common Stock Warrants") to purchase up to 1,829,956 shares of the Company's common stock (the "May 2025" Private Placement"). The May 2025 PFWs had a purchase price of $2.1995, have an exercise price of $0.0005 per share of common stock, will become immediately exercisable after stockholder approval and will terminate when exercised in full. The May 2025 Common Stock Warrants have an exercise price of $2.20 and will expire three years from the issuance date. The May 2025 Purchasers consisted of four officers and/or directors, the Company's largest stockholder, and institutional investors or others for whom they have or share beneficial ownership. No underwriting discounts or commissions were paid with respect to the May 2025 Private Placement.

The aggregate gross proceeds totaled $4,025, before deducting offering expenses payable by the Company of $54. The allocation of the fair values was $2,671 for the May 2025 PFW and $1,354 for the May 2025 Common Stock Warrants. The Company's largest stockholder exercised its May 2025 PFWs on May 19, 2025. The May 2025 PFWs purchased by the four officers and/or directors of the Company will become immediately exercisable after stockholder approval of the transactions contemplated by the May 2025 Purchase Agreements and will terminate when exercised in full.

The Company is obligated to use its reasonable best efforts to obtain such stockholder approval of the exercise of the officers and/or directors May 2025 PFWs, no later than the 2026 annual meeting of stockholders. In connection with the offering, on May 15, 2025, the Company entered into support agreements (the "Support Agreements") with the May 2025 Purchasers, pursuant to which the purchasers agreed to vote their beneficially owned shares of the Company's common stock in favor of certain actions requiring Stockholder Approval (as defined in the Support Agreements) and against any proposal or any other corporate action or agreement that would result in a breach by the Company of the May 2025 Purchase Agreements or impede, delay, or otherwise adversely affect the consummation of the transactions contemplated by the May 2025 Purchase Agreements or any similar agreements entered into by the Company and the party stockholders in connection with the consummation of the transactions contemplated by the May 2025 Purchase Agreements.

On August 19, 2025, the Company entered into securities purchase agreements (the "August 2025 Purchase Agreements") with certain officers and/or directors of the Company or others for whom they have or share beneficial ownership (the "August 2025 Inside Investors"), the largest stockholder of the Company and other accredited investors, (collectively, together with the August 2025 Inside Investors, the "August 2025 Purchasers"), pursuant to which the Company sold to the August 2025 Purchasers (i) 3,542,856 unregistered shares (the "August 2025 Shares") of common stock, (ii) unregistered pre-funded warrants (the "August 2025 PFWs") to purchase up to 2,328,571 shares of the Company's common stock, and (iii) unregistered warrants (the "August 2025 Common Stock Warrants" and, together with the August 2025 PFWs, the "August 2025 Warrants") to purchase up to 5,871,427 shares of the Company's common stock (the "August 2025 Private Placement").

Each August 2025 Share and accompanying August 2025 Common Stock Warrant were sold together at a purchase price of $1.75 per share and accompanying warrant, and each August 2025 PFW and accompanying August 2025 Common Stock Warrant were sold together at a purchase price of $1.7495 per pre-funded warrant and accompanying warrant, for aggregate gross proceeds of approximately $10,275 before deducting estimated offering expenses of approximately $742 payable by the Company. The allocation of the fair values was $3,271 for the August 2025 Shares, $2,150 for the August 2025 PFWs and $4,854 for the August 2025 Common Stock Warrants.

The August 2025 PFWs have an exercise price of $0.0005 per share of common stock and were immediately exercisable upon issuance for all August 2025 Purchasers other than the August 2025 Inside Investors, for whom exercisability requires stockholder approval, and will terminate when exercised in full. The August 2025 Common Stock Warrants are exercisable for a period of five and one-half years from the date of issuance and may be exercised six months and one day from the date of issuance at an exercise price of $2.21 per share, subject to adjustment. The Company is prohibited from effecting an exercise of the August 2025 Warrants to the extent that, as a result of such exercise, the holder together with the holder's affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the August 2025 Warrants, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%.

Substantially all of the August 2025 Purchasers (other than the August 2025 Inside Investors) exercised their August 2025 PFWs during the month of September 2025, for an aggregate of 1,657,143 shares of common stock, leaving August 2025 PFWs to purchase 585,714 shares unexercised, all of which are represented by August 2025 Inside Investors and are not exercisable until stockholder approval is obtained. Subsequent to December 31, 2025, the remaining 85,714 shares related to outsiders were exercised with the remaining unexercised shares relating solely to the August 2025 Inside Investors.

The Company was obligated to use its reasonable best efforts to obtain such stockholder approval of the exercise of the August 2025 PFWs by August 2025 Inside Investors no later than the 60th calendar day after the closing date of the offering. However, the Company entered into amendments to the August 2025 Purchase Agreements extending the obligation to obtain such stockholder approval until the 2026 annual meeting of stockholders.

In connection with the August 2025 Private Placement, on August 19, 2025, the Company entered into support agreements (the "August Support Agreements") with the August 2025 Purchasers, pursuant to which the purchasers agreed to vote their beneficially owned shares of the Company's common stock in favor of certain actions requiring Stockholder Approval (as defined in the August Support Agreements) and against any proposal or any other corporate action or agreement that would result in a breach by the Company of the August 2025 Purchase Agreements or impede, delay, or otherwise adversely affect the consummation of the transactions contemplated by the August 2025 Purchase Agreements or any similar agreements entered into by the Company and the party stockholders in connection with the consummation of the transactions contemplated by the August 2025 Purchase Agreements.

Furthermore, in connection with the August 2025 Private Placement, on August 19, 2025, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the August 2025 Purchasers pursuant to which the Company was required to file a registration statement covering the resale of the Registrable Securities (as defined in the Registration Rights Agreement). The Company filed a registration statement on Form S-3 with the SEC on September 15, 2025, and it was declared effective on September 24, 2025.

As of December 31, 2025, an aggregate of 5,585,216 of the December 2024 PFWs, March 2025 PFWs,   May 2025 PFWs, and August 2025 PFWs were exercised. As of December 31, 2024, all of the May 2024 PFWs and 647,892 of the December 2024 PFWs were exercised.

The issuance of the March 2025 PFWs, May 2025 PFWs, and August 2025 PFWs was reflected in the Company's stockholders' equity within common stock and additional paid-in-capital as of December 31, 2025. In accordance with ASC 815-40, Derivatives and Hedging, a contract is classified as an equity agreement if it is both indexed to its own stock and classified in stockholders' equity. The May 2024 PFWs, December 2024 PFWs, March 2025 PFWs, and August 2025 PFWs met the requirements of being classified as equity because (i) they had a fixed share limit and the Company had sufficient authorized and unissued shares, (ii) they required physical or net share settlement, and (iii) no cash payments or settlement top-off was required by the Company.

Common stock warrants

As of December 31, 2025 and 2024, the Company had 7,701,383 and 0 common stock warrants outstanding, respectively. The Company determined that the detachable common stock warrants issued in connection with the May 2025 Purchase Agreements and August 2025 Purchase Agreements met the definition of freestanding financial instruments and qualified for classification as permanent equity under applicable accounting guidance. As the common stock warrants were issued in conjunction with the other equity instruments, the proceeds have been allocated to each using the relative fair value method and recorded as a component of additional paid-in-capital as of the issuance date. These warrants are included in the diluted earnings per share calculation when they are in-the-money and dilutive, as their features are considered participatory in nature. See Note 2, Summary of significant accounting policies, under the caption "Income (loss) per share", for further detail.

At-the-market issuance

On December 31, 2025, the Company entered into an At-The-Market Issuance Sales Agreement (the "ATM Agreement") with Lake Street Capital Markets, LLC ("Lake Street"), under which the Company may offer and sell shares of its common stock, par value $0.0005 per share (the "Shares"), having an aggregate sales price of up to approximately $11,200,000 through Lake Street as the sales agent. Sales of shares of the Company's common stock through Lake Street, if any, will be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including, without limitation, sales made directly on The Nasdaq Stock Market LLC or any other existing trading market for the Shares. Lake Street will use commercially reasonable efforts to sell the Shares from time to time, based on instructions from the Company (including any price, time or size limits or other parameters or conditions the Company may impose). The Company will pay Lake Street a commission equal to 3.0% of the aggregate gross proceeds from the sales of Shares sold through Lake Street under the ATM Agreement and will also reimburse Lake Street for certain specified expenses in connection with entering into the ATM Agreement as well as in connection with each Triggering Event Date (as defined in the ATM Agreement). Pursuant to the ATM Agreement, the Company also provided Lake Street with customary indemnification and contribution rights. The ATM Agreement contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The Company is not obligated to sell any of the Shares under the ATM Agreement and may at any time suspend solicitation and offers thereunder. The offering of Shares pursuant to the ATM Agreement will terminate on the earlier of (1) the sale, pursuant to the ATM Agreement, of Shares having an aggregate offering price of approximately $11,200,000 and (2) the termination of the ATM Agreement by either the Company or Lake Street, as set forth therein.

Treasury stock

As of December 31, 2025 and 2024, the Company held 768,595 and 768,595 shares in treasury, with a cost of $11,407 and $11,407, respectively.

The Company's share-based incentive plans allow employees the option to either make cash payment or forfeit shares of common stock upon vesting to satisfy federal and state statutory tax withholding obligations associated with equity awards. The forfeited shares of common stock may be taken into treasury stock by the Company or sold on the open market.

For the year ended December 31, 2025 and 2024, 0 and 0 shares, respectively, were withheld to cover withholding taxes owed by certain employees, all of which were taken into treasury stock.

Preferred stock

As of December 31, 2025 and 2024, the Company had 10 million shares of blank-check preferred stock with par value of $0.0001 per share authorized. No shares of preferred stock have been issued or are outstanding.

12. Share-based compensation

On June 8, 2022, the stockholders of the Company approved the Fluent, Inc. 2022 Omnibus Equity Incentive Plan (the "2022 Plan") that authorized for issuance 3,565,775 shares of the Company's common stock. The 2022 Plan was amended on June 18, 2025 at the Company's annual meeting of stockholders at which stockholders approved an increase of the number of shares of common stock authorized for issuance under the 2022 plan by 2,000,000 shares. As of December 31, 2025, the Company had 1,565,775 shares of common stock available for grants pursuant to the 2022 Plan, which included 328,517 shares of common stock previously available for issuance under the 2018 Stock Incentive Plan.

On September 22, 2025, the board of directors (the "Board" or "Board of Directors") of the Company approved the Fluent, Inc. Equity Participation Plan (the "2025 Plan"). The 2025 Plan provides for the grant of cash-settled awards that track the value of the Company's common stock and are accounted for under the same share reserve authorized under the 2022 Plan. No additional shares were authorized in connection with the adoption of the 2025 Plan.

The primary purpose of the 2025 plan, 2022 Plan and prior plans is to attract, retain, reward, and motivate certain individuals by providing them with opportunities to acquire or increase their ownership interests in the Company. In October 2022, the Company issued to certain of its senior officers and employees, restricted stock units ("RSUs") (time-based), long-term incentive grants (performance and time-based vesting RSUs), or performance stock units ("PSUs") (on achievement of targets, a cash payout) under the 2022 Plan. In October 2025, the Company issued to certain of its senior officers and employees, restricted stock units ("RSUs") (time-based, a cash payout) and performance stock units ("PSUs") (performance and time-based vesting RSUs, a cash payout) under the 2025 Plan. Further, it issues RSUs (time-based) and PSUs (on achievement of targets) under the 2022 Plan.

Stock options

The Compensation Committee of the Company's Board of Directors approved the grant of stock options to certain Company officers, which were issued on February 1, 2019, December 20, 2019, March 1, 2020, and March 1, 2021. Subject to continuing service, 50% of the shares subject to these stock options will vest if the Company's stock price remains above 125%, 133.33%, 133.3% and 133.33%, respectively, of the exercise prices for twenty consecutive trading days, and the remaining 50% of the shares subject to these stock options will vest if the Company's stock price remains above 156.25%, 177.78%, 177.78% and 177.78%, respectively, of the exercise prices for twenty consecutive trading days; provided, that no shares will vest prior to the first anniversary of the grant date. As of December 31, 2025, the first condition for the stock options issued on February 1, 2019, December 20, 2019 and March 1, 2020 had been met and the second condition for the stock options issued on December 20, 2019 and March 1, 2020 had been met. Any shares that remain unvested as of the fifth anniversary of the grant date will vest in full on such date. The fair value of the stock options granted was estimated at the trading day before the date of grant using a Monte Carlo simulation model. The key assumptions utilized to calculate the grant-date fair values for these awards are summarized below:

Issuance Date	February 1, 2019	December 20, 2019	March 1, 2020	March 1, 2021
Fair value lower range	$ 16.86	$ 9.48	$ 8.76	$ 26.04
Fair value higher range	$ 17.16	$ 9.66	$ 8.94	$ 26.58
Exercise price	$ 28.32	$ 15.36	$ 13.98	$ 37.98
Expected term (in years)	1.0 - 1.3	1.0 - 1.6	1.0 - 1.5	1.0 - 1.3
Expected volatility	65%	70%	70%	80%
Dividend yield	—%	—%	—%	—%
Risk-free rate	2.61%	1.85%	1.05%	1.18%

On September 9, 2024, the Compensation Committee of the Company's Board of Directors approved the grant of stock options to the Company's Chief Financial Officer in connection with his employment agreement. Subject to continuing service, 50% of the shares subject to these stock options will vest when the average closing price of the Company's common stock is equal to three times the exercise price of the option for ten consecutive trading days, and the remaining 50% of the shares subject to these stock options will vest when the average closing price of the Company's common stock is equal to five times the exercise price of the option for ten consecutive trading days. Notwithstanding the foregoing, the options will immediately vest upon the occurrence of certain conditions such as a change in control. The fair value of the stock option granted was estimated at the trading day of the date of the grant using a Monte Carlo simulation model. The key assumptions utilized to calculate the grant-date fair value for the award is summarized below:

Issuance Date	September 9, 2024
Fair value lower range	$ —
Fair value higher range	$ 15.59
Exercise price	$ 2.75
Expected term (in years)	3.0 - 4.3
Expected volatility	65%
Dividend yield	—%
Risk-free rate	3.7%

For the years ended December 31, 2025 and 2024, the activity related to stock options consisted of the following:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding as of December 31, 2023	302,333	$ 25.68	5.4	$ —
Granted[1]	136,667	$ 3.06	9.6	—
Forfeited	—	—	—	—
Expired	(41,333)	—	—	—
Outstanding as of December 31, 2024	397,667	$ 18.33	6.2	—
Granted	—	—	—	—
Forfeited	(66,000)	—	—	—
Outstanding as of December 31, 2025	331,667	$ 16.35	5.6	—
Options exercisable as of December 31, 2025	193,167	$ 24.96	3.5	—

(1) Balance also includes the stock options granted on June 3, 2024 to one employee of the Company totaling 16,667 that vest equally over four annual installments and are exercisable for ten years after the grant date.

The aggregate intrinsic value amounts in the table above represent the difference between the closing price of the Company's common stock at the end of the reporting period and the corresponding exercise prices, multiplied by the number of in-the-money stock options as of the same date.

For the years ended December 31, 2025 and 2024, the unvested balance of stock options was as follows:

	Number of options	Weighted average exercise price per share		Weighted average remaining contractual term (years)
Unvested as of December 31, 2024	148,666	$	5.66	9.4
Granted	—		—	—
Forfeited	—		—	—
Vested	(10,166)		—	—
Unvested as of December 31, 2025	138,500	$	4.33	8.5

For the years ended December 31, 2025 and 2024, compensation expense recognized for stock options of $111 and $29, respectively, was recognized in product development and general and administrative expenses in the consolidated statements of operations. As of December 31, 2025, there was $130 of unrecognized share-based compensation with respect to outstanding stock options.

Restricted stock units and restricted stock

For the years ended December 31, 2025 and 2024, details of unvested RSUs were as follows:

	Number of units	Weighted average grant date fair value	
Unvested as of December 31, 2023	731,538	$	25.95
Granted	701,028		3.62
Vested and delivered	(319,933)		10.42
Withheld as treasury stock [1]	—		—
Vested not delivered [2]	3,833		10.60
Forfeited	(314,941)		7.29
Unvested as of December 31, 2024	801,525		20.72
Granted	1,368,563		2.28
Vested and delivered	(485,276)		4.60
Withheld as treasury stock [1]	—		—
Vested not delivered [2]	(10,706)		13.51
Forfeited	(202,761)		2.85
Unvested as of December 31, 2025	1,471,345		11.12

(1) As discussed in Note 11, *Equity*, the treasury stock was related to shares withheld to cover statutory withholding taxes upon the delivery of shares following the vesting of RSUs. As of December 31, 2025 and 2024, there were 768,595 outstanding shares of treasury stock for both periods.

(2) Vested not delivered represents vested RSUs with delivery deferred to a future time. During the year ended December 31, 2025, there was a 10,706 change in the vested not delivered balance due to a net 10,706 shares that were deferred due to timing of delivery of certain shares. As of December 31, 2025 and 2024, there were 296,805 and 286,099 outstanding RSUs that were vested not delivered, respectively.

For the years ended December 31, 2025 and 2024, the Company recognized compensation expense for RSUs of $2,037 and $1,982, respectively, in sales and marketing, product development, and general and administrative in the consolidated statements of operations, and intangible assets in the consolidated balance sheets. As of December 31, 2025, there was $2,703 of unrecognized share-based compensation with respect to outstanding RSUs and restricted stock. The fair value of the RSUs and restricted stock was estimated using the closing prices of the Company's common stock on the dates of grant.

As of December 31, 2025, unrecognized share-based compensation expense associated with the granted RSUs, restricted stock and stock options is $2,833, which is expected to be recognized over a weighted average period of 2.2 years. For the years ended December 31, 2025 and 2024, share-based compensation for the Company's equity awards were allocated to the following lines in the consolidated financial statements:

	Year Ended December 31,			
(In thousands)	2025		2024	
Sales and marketing	$	461	$	218
Product development		274		239
General and administrative		1,376		1,506
Share-based compensation expense		2,111		1,963
Capitalized in intangible assets		37		48
Total share-based compensation	$	2,148	$	2,011

As of December 31, 2025 and 2024, the Company recorded a liability of $165 and $29, respectively, related to RSUs and PSUs that are to be settled in cash.

401(k) Profit Sharing Plan and Trust Plan

The Company maintains a 401(k) Profit Sharing Plan and Trust ("Plan") covering all U.S. employees. Under the Plan, the Company makes a safe harbor matching contribution equal to 100% of an employee's salary deferrals that do not exceed 3% of the employee's compensation plus 50% of the employee's salary deferrals between 3% and 5% of such employee's compensation. This safe harbor matching contribution is 100% vested. During 2025, we made matching contributions to the Plan of $794. During 2024, we made matching contributions to the Plan of $966.

The Company also has a discretion to award eligible employees under the Plan, profit sharing contributions

13. Segment information

The Company identifies operating segments as components of an entity for which discrete financial information is available and are regularly reviewed by the Chief Executive Officer, who is the Company's CODM, who has final authority in making decisions regarding resource allocation and performance assessment. The profitability measure employed by CODM is earnings before interest, taxes, depreciation and amortization ("EBITDA"). The use of EBITDA as a financial metric provides management and investors with a clearer view of the core business performance and profitability, excluding the effects of financing and other non-operational expenses.

As of December 31, 2025, the Company had three operating segments: a) "Fluent", which is Owned and Operated and Commerce Media Solutions revenue, b) "Call Solutions", and c) "AdParlor". The Company determined that it has one reportable segment, "Fluent," for the purposes of segment reporting. The Fluent reporting segment combines Fluent with the Call Solutions operating segment. This reporting unit works with advertisers to then bring consumers to their products through multiple media channels and earn revenue when a consumer completes an action as agreed upon with the advertisers. The remaining activity represents the operating results of AdParlor, LLC, which mainly performs media buying, and those businesses sold or in run-off, which are included for purposes of reconciliation of the respective balances below to the consolidated financial statements and included within "Unallocated" below.

The Company determined its reportable segments based on how revenue is earned as well as the agreements entered into with its advertisers. In addition, certain advertisers overlap within the different operating segments and they are managed consistently with shared management. Further, the Company considered other qualitative factors, such as the environment operated in, and quantitative factors to determine its reportable segment.

The significant expense categories and amounts align with the segment-level information that is regularly provided to and used by the CODM in evaluating performance and EBITDA profitability and were identified as a) cost of revenue b) salaries and benefits, c) professional fees, and d) IT and software.

The Company does not allocate certain shared expenses such as interest expense and other non-recurring items. The allocation methodology is regularly assessed, evaluated and subject to future changes.

Summarized financial information concerning the Company's segments for the twelve months ended twelve months ended December 31, 2025 and 2024 are shown in the following tables below, noting prior period amounts have been recast to conform to the Company's current period segment presentation:

| (in thousands) | Year Ended December 31, 2025 | | | Year Ended December 31, 2024 | | |
	Fluent		Total	Fluent		Total
Revenue[1]:						
United States	$	129,690		$	158,871	
International		71,853			81,940	
Total segment revenue	$	201,543		$	240,811	
Reconciliation of revenue						
Other revenue			7,221		$	13,812
Total revenue			$ 208,764			$ 254,623
Costs of revenue						
Cost of revenue (exclusive of depreciation and amortization)		156,740			184,109	
Costs and expenses:						
Salaries and benefits		30,842			36,194	
Professional fees		8,066			7,425	
IT and software		4,412			3,967	
Other operating expense items [2]		12,649			12,354	
Segment EBITDA	$	(11,166)		$	(3,238)	
Reconciliation of segment EBITDA to loss before income taxes						
Segment EBITDA (from above)			$ (11,166)			$ (3,238)
Plus: Unallocated revenue			7,221			13,812
Less:						
Unallocated cost of revenue (exclusive of depreciation and amortization)			783			9,712
Unallocated salaries and benefits			4,088			8,347
Unallocated professional fees			350			1,034
Unallocated IT and software			319			661
Unallocated operating expense items [2]			1,085			4,554
Depreciation and amortization			9,752			9,926
Interest Expense, net			3,074			4,749
Fair value adjustment of Convertible Notes, with related parties			14			1,670
Loss on early extinguishment of debt			3,759			1,009
Loss before income taxes			$ (27,169)			$ (31,088)

(1) Revenue aggregation is based upon location of the customer.
(2) Balance includes sales and marketing expense, travel and entertainment expense, office overhead, restructuring and severance, goodwill impairment and impairment of intangible assets, and other operating costs.

		December 31, 2025		December 31, 2024
Total assets:				
Fluent	$	79,570	$	84,373
Unallocated		9,563		9,244
Total assets	$	89,133	$	93,617

As of December 31, 2025, long-lived assets are all located in the United States.

For the year ended December 31, 2025, 22.2% of the Company's revenue is earned from customers located in Israel.

14. Variable Interest Entity

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support, or (ii) has equity investors who lack the characteristics of a controlling financial interest. The primary beneficiary is the party that has the power to direct activities that most significantly impact the operations of the VIE and has the obligation to absorb losses or the right to benefits from the VIE that could potentially be significant to the VIE. The Company assesses whether we are the primary beneficiary of a VIE at the inception of the arrangement and as of the reporting date.

True North

On May 1, 2024, the Company and Caspian Ventures, LLC ("Caspian") entered into a membership interest purchase agreement pursuant to which the Company conveyed 100% of the membership interests of True North Loyalty, LLC and its direct and indirect subsidiaries (collectively, "True North") to Caspian (the "True North Conveyance"). True North is a subscription-based business that utilizes call center operations and other media channels to market third-party recurring revenue services to consumers. The deemed fair value of the consideration received was $989, which consisted of (i) the forgiveness of a $500 deferred payment owed by the Company in connection with the True North Acquisition on January 1, 2022, (ii) a share of the True North contribution margin after the closing until the Company has received an amount equal to the closing net working capital of approximately $168, and (iii) a continued share of the True North contribution margin of an additional amount at fair value of $321. The True North founder who entered into an employment agreement in connection with the True North Acquisition has remained an employee of the Company after the closing of the True North Conveyance. It was determined that True North did not meet the discontinued operations criterion under ASC 205-20, *Discontinued Operations*.

In accordance with ASC 810, Consolidation ("ASC 810"), the Company determined that True North was a VIE based upon the consideration to be received. Initially, the controlling member of Caspian remained a full-time employee of the Company and had the power to unilaterally make significant decisions at True North, so the Company determined that it was the primary beneficiary of Caspian and therefore should consolidate Caspian's operations going forward, under the de facto agent guidance. As a result, no gain or loss was to be recognized on the True North Conveyance. On September 1, 2024, however, Caspian's operating agreement was amended to require the consent of multiple members rather than a majority interest for major decisions. As a result, the Company determined that it was no longer the primary beneficiary, and under ASC 810, True North was no longer consolidated as of September 1, 2024. No gain or loss was recognized as a result of the change at that time. As of December 31, 2024, True North had ceased operations and the remaining receivable was fully written off.

TAPP

As of January 9, 2023, the Company initially determined that TAPP qualifies as a VIE because it held a variable interest and was the primary beneficiary. This conclusion was based on the Company's significant influence over TAPP's key employees through their employment agreements and its role as the primary source of TAPP's revenue. During the first quarter of 2025, TAPP's key employee became a consultant to the Company. However, the Company concluded that it still had significant influence over TAPP, so the Company continued to consolidate TAPP's operations. As the Company did not have an equity interest in TAPP, 100% of the net assets and results of the operations of TAPP were attributable to non-controlling interests. On May 20, 2025, the Company made a one-time payment of $300 and entered into an updated agreement with the key employee and TAPP, terminating all prior agreements. As a result, the Company determined that it was no longer the primary beneficiary, and under ASC 810, TAPP was no longer being consolidated under ASC 810. The Company recognized a loss of $698 in general and administrative expenses in the consolidated statements of operations, mainly related to the write-off of the intangible assets, as discussed in Note 3, Intangible assets, net.

F- 30

15. Contingencies

Except as disclosed below, the Company is not currently a party to any legal proceeding, investigation or claim which, in the opinion of management, is likely to have a material adverse effect on the business, financial condition, results of operations or cash flows. Legal fees associated with such legal proceedings are expensed as incurred. The Company reviews legal proceedings and claims on an ongoing basis and follows the appropriate accounting guidance, including ASC 450, when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated.

In addition, the Company may be involved in litigation from time to time in the ordinary course of business. It is the opinion of the Company's management that the ultimate resolution of any such matters currently pending will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. However, the results of such matters cannot be predicted with certainty and there can be no assurance that the ultimate resolution of any legal or administrative proceeding or dispute will not have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

In determining whether a loss should be accrued, the Company evaluates, among other factors, the degree of probability and the ability to reasonably estimate the amount of any such loss.

On January 28, 2020, the Company received a Civil Investigative Demand from the Federal Trade Commission ("FTC") regarding compliance with the FTC Act and the Telemarketing Sales Rule. On July 17, 2023, the FTC and the Company filed a Joint Motion for Entry of Proposed Stipulated Order (the "FTC Consent Order") in the United States District Court for the Southern District of Florida. The FTC Consent Order was entered by the Court on August 11, 2023, and the escrow funds were released on August 15, 2023. On August 12, 2024, the Company filed its required compliance report.

The Company was involved in a Telephone Consumer Protection Act class action, *Daniel Berman v. Freedom Financial Network*, which was originally filed in the Northern District of California in 2018. On May 31, 2023, the parties entered into an Amended Class Action Settlement Agreement (the "Berman Settlement Agreement"), which included injunctive provisions and payment to plaintiffs of $9,750 for legal fees and a consumer redress fund, of which the Company was responsible for $3,100. The final approval of the Berman Settlement Agreement was filed on February 23, 2024. To satisfy its obligations under the Berman Settlement Agreement, the Company made a cash payment of $1,100 on March 15, 2024 and issued a junior secured promissory note in the principal amount of $2,000 payable to the co-defendant, FDR, as discussed in Note 8, *Debt, net*.

16. Subsequent Events

Divestiture

On January 31, 2026, the Inbox Pal, LLC, an indirect subsidiary of the Company and InsurCo, LLC ("InsurCo") entered into a membership interest purchase agreement pursuant to which it conveyed 100% of the membership interests of Winopoly, LLC. ("Winopoly") to InsurCo. Winopoly is a call center-supported performance marketplace that provides live-call-based performance campaigns to help clients increase engagement, mainly Call Solutions. The deemed fair value of the consideration to be received was approximately $3,000, through a secured promissory note (the "Note"). The Note bears interest at 12.96% per annum and is payable in monthly installments of $100. As of December 31, 2025, the Company determined that the Winopoly sale did not meet the criteria of a discontinued operation under ASC 205-20, Discontinued operations nor was it considered held for sale under the guidance, and as a result, it was properly reflected in the results. The Company is in the process of evaluating any additional financial impacts of this transaction.